Exhibit B.3(b):
Audited consolidated financial statements for the year ended October 31, 2021 excerpted from pages
107-108
and
117-197
of the 2021 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) and the report of independent registered public accounting firm to shareholders with respect to the report on financial statements related to the consolidated balance sheets as at October 31, 2021 and October 31, 2020 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021 and the report of independent registered public accounting firm on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2021 from pages
113-116
of the 2021 Annual Report of CIBC

Consolidated financial statements

Consolidated financial statements

108	Financial reporting responsibility

109	(Intentionally Deleted)

113	Report of independent registered public accounting firm – Standards of the Public Company Accounting Oversight Board (United States)

116	Report of independent registered public accounting firm – Internal control over financial reporting

117	Consolidated balance sheet

118	Consolidated statement of income

119	Consolidated statement of comprehensive income

120	Consolidated statement of changes in equity

121	Consolidated statement of cash flows

122	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

122	Note 1	–	Basis of preparation and summary of significant accounting policies
135	Note 2	–	Impact of COVID-19
136	Note 3	–	Fair value measurement
143	Note 4	–	Significant transactions
143	Note 5	–	Securities
145	Note 6	–	Loans
153	Note 7	–	Structured entities and derecognition of financial assets
156	Note 8	–	Property and equipment
156	Note 9	–	Goodwill, software and other intangible assets
158	Note 10	–	Other assets
159	Note 11	–	Deposits
159	Note 12	–	Other liabilities
159	Note 13	–	Derivative instruments
164	Note 14	–	Designated accounting hedges
168	Note 15	–	Subordinated indebtedness
169	Note 16	–	Common and preferred shares and other equity instruments

173	Note 17	–	Capital Trust securities
174	Note 18	–	Share-based payments
176	Note 19	–	Post-employment benefits
181	Note 20	–	Income taxes
183	Note 21	–	Earnings per share
184	Note 22	–	Commitments, guarantees and pledged assets
185	Note 23	–	Contingent liabilities and provisions
189	Note 24	–	Concentration of credit risk
190	Note 25	–	Related-party transactions
191	Note 26	–	Investments in equity-accounted associates and joint ventures
192	Note 27	–	Significant subsidiaries
193	Note 28	–	Financial instruments – disclosures
194	Note 29	–	Offsetting financial assets and liabilities
194	Note 30	–	Interest income and expense
195	Note 31	–	Segmented and geographic information
197	Note 32	–	Future accounting policy changes

CIBC 2021 ANNUAL REPORT	107

Consolidated financial statements

Financial reporting responsibility
Management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
The consolidated financial statements and MD&A contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.
Management has developed and maintained effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. CIBC’s system of internal controls and supporting procedures are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These internal controls and supporting procedures include the communication of policies and guidelines, the establishment of an organizational structure that provides appropriate and well-defined responsibilities and accountability, and the careful selection and training of qualified staff. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year-end
using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act.
CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under the U.S. Sarbanes-Oxley Act and with the Canadian Securities Administrators under Canadian securities laws.
The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unfettered access to the Audit Committee.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, and reviewing the qualifications, independence and service quality of the shareholders’ auditor and the performance of CIBC’s internal auditors.
Ernst & Young LLP, the shareholders’ auditor, obtains an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.
The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the
Bank Act
(Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Hratch Panossian
President and Chief Executive Officer	Chief Financial Officer	December 1, 2021

108	CIBC 2021 ANNUAL REPORT

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CIBC 2021 ANNUAL REPORT	109

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110	CIBC 2021 ANNUAL REPORT

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CIBC 2021 ANNUAL REPORT	111

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112	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Report of independent registered public accounting firm
To the shareholders and directors of Canadian Imperial Bank of Commerce
Opinion on the consolidated financial statements
We have audited the accompanying consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as of October 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC at October 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2021 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), CIBC’s internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 1, 2021 expressed an unqualified opinion thereon.
Basis for opinion
These consolidated financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on CIBC’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

CIBC 2021 ANNUAL REPORT	113

Consolidated financial statements

Allowance for credit losses
Description of the matter
As described in Note 1 and Note 6 to the consolidated financial statements, CIBC has used an expected credit loss (ECL) model to recognize $3.0 billion in allowances for credit losses on its consolidated balance sheet. ECL allowances represent an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. Forward-looking information (FLI), which involves significant judgment, is explicitly incorporated into the estimation of ECL allowances. ECL allowances are measured at amounts equal to either (i)
12-month
ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex, involved significant auditor judgment, and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the calculation of both
12-month
and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above, when assessing the impact of
COVID-19
on the allowance for credit losses. Specifically, management has applied judgment in assessing the effect of certain credit metrics and forward-looking information in the current environment given the impact of COVID-19.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls, including those related to technology, over the allowance for credit losses. The controls we tested included, amongst others, controls over model development, validation and monitoring, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail
loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment.

To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS and industry standards. For a sample of models, our credit risk specialists reperformed the model validation and monitoring tests performed by management. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management’s forecasting methodology and compared management’s FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we also evaluated management’s methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit and/or economic conditions including the impact of
COVID-19.
We tested the completeness and accuracy of data used in the measurement of the ECL by agreeing to documents and systems and evaluated a sample of non-retail
borrower risk ratings against CIBC’s risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We also assessed the adequacy of the allowance for credit loss financial statement note disclosures.

Fair value measurement of derivatives
Description of the matter
As described in Note 3 and Note 13 of the consolidated financial statements, CIBC has recognized $35.9 billion in derivative assets and $32.1 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable
market inputs and involve the application of management judgment.

Auditing the valuation of derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable
market inputs, including any significant valuation adjustments. The inputs and modelling assumptions used to determine fair value that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the valuation of CIBC’s derivatives portfolio, including those related to technology. The controls we tested included, amongst others, controls over the development and validation of models used to determine the fair value of derivatives, controls over the independent price verification process, including the integrity of significant inputs described above, and controls over the review of significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives and valuation adjustments to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs from external market data in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair value. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

114	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Measurement of uncertain tax provisions
Description of the matter
As described in Note 20 of the consolidated financial statements, CIBC has disclosed its significant accounting judgments, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC’s tax filing positions will be sustained relating to certain complex tax positions and the measurement of such provision when recognized.

Auditing CIBC’s uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over CIBC’s uncertain tax provisions. This included, amongst others, controls over management’s assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC’s interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC’s treatment of any new information received during the year relating to the amounts recorded. We also assessed the adequacy of the disclosures related to uncertain tax positions.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as CIBC’s auditor since 2002.
Toronto, Canada
December 1, 2021

CIBC 2021 ANNUAL REPORT	115

Consolidated financial statements

Report of independent registered public accounting firm
To the shareholders and directors of Canadian Imperial Bank of Commerce
Opinion on internal control over financial reporting
We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CIBC as of October 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes and our report dated December 1, 2021 expressed an unqualified opinion thereon.
Basis for opinion
CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the “Management’s annual report on internal control over financial reporting” section contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and limitations of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 1, 2021

116	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

Millions of Canadian dollars, as at October 31	2021	2020
ASSETS
Cash and non-interest-bearing deposits with banks	$34,573	$43,531
Interest-bearing deposits with banks	22,424	18,987
Securities (Note 5)	161,401	149,046
Cash collateral on securities borrowed	12,368	8,547
Securities purchased under resale agreements	67,572	65,595
Loans (Note 6)
Residential mortgages	251,526	221,165
Personal	41,897	42,222
Credit card	11,134	11,389
Business and government	150,213	135,546
Allowance for credit losses	(2,849)	(3,540)
	451,921	406,782
Other
Derivative instruments (Note 13)	35,912	32,730
Customers’ liability under acceptances	10,958	9,606
Property and equipment (Note 8)	3,286	2,997
Goodwill (Note 9)	4,954	5,253
Software and other intangible assets (Note 9)	2,029	1,961
Investments in equity-accounted associates and joint ventures (Note 26)	658	658
Deferred tax assets (Note 20)	402	650
Other assets (Note 10)	29,225	23,208
	87,424	77,063
	$837,683	$769,551
LIABILITIES AND EQUITY
Deposits (Note 11)
Personal	$213,932	$202,152
Business and government	344,388	311,426
Bank	20,246	17,011
Secured borrowings	42,592	40,151
	621,158	570,740
Obligations related to securities sold short	22,790	15,963
Cash collateral on securities lent	2,463	1,824
Obligations related to securities sold under repurchase agreements	71,880	71,653
Other
Derivative instruments (Note 13)	32,101	30,508
Acceptances	10,961	9,649
Deferred tax liabilities (Note 20)	38	33
Other liabilities (Note 12)	24,923	22,134
	68,023	62,324
Subordinated indebtedness (Note 15)	5,539	5,712
Equity
Preferred shares and other equity instruments (Note 16)	4,325	3,575
Common shares (Note 16)	14,351	13,908
Contributed surplus	110	117
Retained earnings	25,793	22,119
Accumulated other comprehensive income (AOCI)	1,069	1,435
Total shareholders’ equity	45,648	41,154
Non-controlling interests	182	181
Total equity	45,830	41,335
	$837,683	$769,551
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig	Nicholas D. Le Pan
President and Chief Executive Officer	Director

CIBC 2021 ANNUAL REPORT	117

Consolidated financial statements

Consolidated statement of income

Millions of Canadian dollars, except as noted, for the year ended October 31	2021	2020	2019
Interest income (Note 30) (1)
Loans	$12,150	$13,863	$16,048
Securities	2,141	2,568	2,779
Securities borrowed or purchased under resale agreements	319	842	1,474
Deposits with banks	131	249	396
	14,741	17,522	20,697
Interest expense (Note 30)
Deposits	2,651	5,326	8,422
Securities sold short	236	254	291
Securities lent or sold under repurchase agreements	208	656	1,198
Subordinated indebtedness	122	159	198
Other	65	83	37
	3,282	6,478	10,146
Net interest income	11,459	11,044	10,551
Non-interest income
Underwriting and advisory fees	713	468	475
Deposit and payment fees	797	781	908
Credit fees	1,152	1,020	958
Card fees	460	410	458
Investment management and custodial fees	1,621	1,382	1,305
Mutual fund fees	1,772	1,586	1,595
Insurance fees, net of claims	358	386	430
Commissions on securities transactions	426	362	313
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	607	694	761
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	90	9	34
Foreign exchange other than trading (FXOTT)	276	234	304
Income from equity-accounted associates and joint ventures (Note 26)	55	79	92
Other	229	286	427
	8,556	7,697	8,060
Total revenue	20,015	18,741	18,611
Provision for credit losses (Note 6)	158	2,489	1,286
Non-interest expenses
Employee compensation and benefits	6,450	6,259	5,726
Occupancy costs	916	944	892
Computer, software and office equipment	2,030	1,939	1,874
Communications	318	308	303
Advertising and business development	237	271	359
Professional fees	277	203	226
Business and capital taxes	111	117	110
Other (Notes 4 and 9)	1,196	1,321	1,366
	11,535	11,362	10,856
Income before income taxes	8,322	4,890	6,469
Income taxes (Note 20)	1,876	1,098	1,348
Net income	$6,446	$3,792	$5,121
Net income attributable to non-controlling interests	$17	$2	$25
Preferred shareholders and other equity instrument holders	$158	$122	$111
Common shareholders	6,271	3,668	4,985
Net income attributable to equity shareholders	$6,429	$3,790	$5,096
Earnings per share (EPS) (in dollars) (Note 21)
Basic	$13.97	$8.23	$11.22
Diluted	13.93	8.22	11.19
Dividends per common share (in dollars) (Note 16)	5.84	5.82	5.60

(1)	Interest income included $13.2 billion for the year ended October 31, 2021 (2020: $15.7 billion; 2019: $18.8 billion) calculated based on the effective interest rate method.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

118	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

Millions of Canadian dollars, for the year ended October 31	2021	2020	2019
Net income	$6,446	$3,792	$5,121
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(2,610)	382	(21)
Net gains (losses) on hedges of investments in foreign operations	1,495	(202)	(10)
	(1,115)	180	(31)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(50)	254	244
Net (gains) losses reclassified to net income	(66)	(22)	(28)
	(116)	232	216
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	178	142	137
Net (gains) losses reclassified to net income	(315)	19	(6)
	(137)	161	131
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	917	80	(220)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	12	(56)	28
Net gains (losses) on equity securities designated at FVOCI	100	50	(2)
	1,029	74	(194)

Total OCI (1)	(339)	647	122
Comprehensive income	$6,107	$4,439	$5,243
Comprehensive income attributable to non-controlling interests	$17	$2	$25
Preferred shareholders and other equity instrument holders	$158	$122	$111
Common shareholders	5,932	4,315	5,107
Comprehensive income attributable to equity shareholders	$6,090	$4,437	$5,218

(1)	Includes $43 million of losses for 2021 (2020: $44 million of gains; 2019: $44 million of gains) relating to our investments in equity-accounted associates and joint ventures.

Millions of Canadian dollars, for the year ended October 31	2021	2020	2019
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$45	$42	$–
Net gains (losses) on hedges of investments in foreign operations	(53)	(46)	(16)
	(8)	(4)	(16)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(11)	(59)	(36)
Net (gains) losses reclassified to net income	23	7	10
	12	(52)	(26)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(64)	(51)	(49)
Net (gains) losses reclassified to net income	112	(7)	2
	48	(58)	(47)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(311)	(19)	77
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(4)	20	(10)
Net gains (losses) on equity securities designated at FVOCI	(34)	(17)	–
	(349)	(16)	67

	$(297)	$(130)	$(22)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2021 ANNUAL REPORT	119

Consolidated financial statements

Consolidated statement of changes in equity

Millions of Canadian dollars, for the year ended October 31	2021	2020	2019
Preferred shares and other equity instruments (Note 16)
Balance at beginning of year	$3,575	$2,825	$2,250
Issue of preferred shares and limited recourse capital notes (LRCNs)	750	750	575
Balance at end of year	$4,325	$3,575	$2,825
Common shares (Note 16)
Balance at beginning of year	$13,908	$13,591	$13,243
Issue of common shares	458	371	377
Purchase of common shares for cancellation	–	(68)	(30)
Treasury shares	(15)	14	1
Balance at end of year	$14,351	$13,908	$13,591
Contributed surplus
Balance at beginning of year	$117	$125	$136
Compensation expense arising from equity-settled share-based awards	19	14	16
Exercise of stock options and settlement of other equity-settled share-based awards	(43)	(20)	(27)
Other	17	(2)	–
Balance at end of year	$110	$117	$125
Retained earnings
Balance at beginning of year before accounting policy changes	n/a	$20,972	$18,537
Impact of adopting IFRS 15 at November 1, 2018	n/a	n/a	6
Impact of adopting IFRS 16 at November 1, 2019	n/a	148	n/a
Balance at beginning of year after accounting policy changes	$22,119	21,120	18,543
Net income attributable to equity shareholders	6,429	3,790	5,096
Dividends and distributions (Note 16)
Preferred and other equity instruments	(158)	(122)	(111)
Common	(2,622)	(2,592)	(2,488)
Premium on purchase of common shares for cancellation	–	(166)	(79)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	27	93	18
Other	(2)	(4)	(7)
Balance at end of year	$25,793	$22,119	$20,972
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$1,173	$993	$1,024
Net change in foreign currency translation adjustments	(1,115)	180	(31)
Balance at end of year	$58	$1,173	$993
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of year	$309	$77	$(139)
Net change in debt securities measured at FVOCI	(116)	232	216
Balance at end of year	$193	$309	$77
Net gains (losses) on cash flow hedges
Balance at beginning of year	$274	$113	$(18)
Net change in cash flow hedges	(137)	161	131
Balance at end of year	$137	$274	$113
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(283)	$(363)	$(143)
Net change in post-employment defined benefit plans	917	80	(220)
Balance at end of year	$634	$(283)	$(363)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$(40)	$16	$(12)
Net change attributable to changes in credit risk	12	(56)	28
Balance at end of year	$(28)	$(40)	$16
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of year	$2	$45	$65
Net gains (losses) on equity securities designated at FVOCI	100	50	(2)
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	(27)	(93)	(18)
Balance at end of year	$75	$2	$45
Total AOCI, net of income tax	$1,069	$1,435	$881
Non-controlling interests
Balance at beginning of year	$181	$186	$173
Net income attributable to non-controlling interests	17	2	25
Dividends	(9)	(15)	(11)
Other	(7)	8	(1)
Balance at end of year	$182	$181	$186
Equity at end of year	$45,830	$41,335	$38,580

n/a	Not applicable.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

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Consolidated statement of cash flows

Millions of Canadian dollars, for the year ended October 31	2021	2020	2019
Cash flows provided by (used in) operating activities
Net income	$6,446	$3,792	$5,121
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	158	2,489	1,286
Amortization and impairment (1)	1,017	1,311	838
Stock options and restricted shares expense	19	14	16
Deferred income taxes	(41)	(228)	108
Losses (gains) from debt securities measured at FVOCI and amortized cost	(90)	(9)	(34)
Net losses (gains) on disposal of property and equipment	–	4	(7)
Other non-cash items, net	927	(767)	(229)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(3,437)	(5,468)	(208)
Loans, net of repayments	(46,883)	(18,891)	(17,653)
Deposits, net of withdrawals	47,521	82,120	19,838
Obligations related to securities sold short	6,827	328	1,853
Accrued interest receivable	46	97	(122)
Accrued interest payable	(419)	(238)	138
Derivative assets	(3,172)	(8,832)	(2,484)
Derivative liabilities	1,582	5,184	4,037
Securities measured at FVTPL	(9,552)	(8,296)	(1,826)
Other assets and liabilities measured/designated at FVTPL	7,277	1,563	1,222
Current income taxes	543	1,287	(309)
Cash collateral on securities lent	639	2	(909)
Obligations related to securities sold under repurchase agreements	(2,248)	19,852	20,961
Cash collateral on securities borrowed	(3,821)	(4,883)	1,824
Securities purchased under resale agreements	(1,977)	(9,394)	(10,785)
Other, net (2)	(4,694)	(270)	(3,590)
	(3,332)	60,767	19,086
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	1,000	1,500
Redemption/repurchase/maturity of subordinated indebtedness	(1,008)	(33)	(1,001)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	748	747	568
Issue of common shares for cash	284	163	157
Purchase of common shares for cancellation	–	(234)	(109)
Net sale (purchase) of treasury shares	(15)	14	1
Dividends and distributions paid	(2,649)	(2,571)	(2,406)
Repayment of lease liabilities	(305)	(307)	–
	(1,945)	(1,221)	(1,290)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(49,896)	(54,075)	(42,304)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	23,917	11,883	13,764
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	23,312	23,093	10,948
Cash used in acquisitions, net of cash acquired	–	–	(25)
Net sale (purchase) of property, equipment, software and other intangibles (2)	(839)	(781)	(723)
	(3,506)	(19,880)	(18,340)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(175)	25	4
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the year	(8,958)	39,691	(540)
Cash and non-interest-bearing deposits with banks at beginning of year	43,531	3,840	4,380
Cash and non-interest-bearing deposits with banks at end of year (3)	$34,573	$43,531	$3,840
Cash interest paid	$3,701	$6,716	$10,008
Cash interest received	13,890	16,774	19,840
Cash dividends received	897	845	735
Cash income taxes paid	1,374	39	1,549

(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(3)	Includes restricted cash of $446 million (2020: $463 million; 2019: $479 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

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Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the
Bank Act
(Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to 11 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world. Refer to Note 31 for further details on our business units. CIBC is incorporated and domiciled in Canada, with our registered and principal business offices located at CIBC Square, Toronto, Ontario effective November 1, 2021.

Note 1	Basis of preparation and summary of significant accounting policies

B
asis of preparation
The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the
Bank Act
(Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).
CIBC has consistently applied the same accounting policies throughout all periods presented, except for the adoption of the “Conceptual Framework for Financial Reporting” effective November 1, 2020, the adoption of “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” (the Phase 2 amendments) effective November 1, 2020, the adoption of “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (the Phase 1 amendments) effective November 1, 2019, the adoption of IFRS 16 “Leases” effective November 1, 2019, and the adoption of International Financial Reporting Interpretations Committee (IFRIC) 23 “Uncertainty over Income Tax Treatments” effective November 1, 2019, each of which were adopted without restatement of comparative periods as discussed below under the sections titled “Conceptual Framework for Financial Reporting (Conceptual Framework)”, “Interest Rate Benchmark Reform”, “Leases”, and “International Financial Reporting Interpretations Committee 23: Uncertainty over Income Tax Treatments (IFRIC 23)”.
These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.
T
hese consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 1, 2021.
Summary of significant accounting policies
The following paragraphs describe our significant accounting policies.
Use of estimates and assumptions
The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and the valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.
Basis of consolidation
We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity; (ii) exposure, or rights, to variable returns from our involvement with the entity; and (iii) the ability to affect those returns through our power over the entity.
Subsidiaries
Subsidiaries are entities over which CIBC has control. Generally, CIBC has control of its subsidiaries through a shareholding of more than 50% of the voting rights, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are consolidated from the date control is obtained by CIBC and are deconsolidated from the date control is lost. Consistent accounting policies are applied for all consolidated subsidiaries. Details of our significant subsidiaries are provided in Note 27.
S
tructured entities
A SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.
When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.
We do not have control over an investee when we are acting as the agent for a third-party. In assessing whether we are an agent we determine (i) the scope of our decision-making authority, (ii) the rights held by other parties, (iii) the remuneration to which we are entitled and (iv) our exposure to variability of returns from other interests that we hold in the investee.
Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the

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entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.
Transactions eliminated on consolidation
All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.
Non-controlling interests
Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.
Associates and joint ventures
We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby we undertake an economic activity that is subject to joint control together with one or more parties, we classify our interest in the venture as a joint venture.
Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.
In applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.
Foreign currency translation
Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on FVOCI equity securities, which are included in AOCI.
Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, in AOCI.
Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation, including a partial disposal of a foreign operation that involves the loss of control. On partial disposal of a foreign operation that does not involve the loss of control, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.
Accounting for financial instruments
Classification and measurement of financial instruments
All financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading), financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL (fair value option), based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.
The classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are “solely payments of principal and interest” such that any variability in the contractual cash flows is consistent with a “basic lending arrangement”. “Principal” for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. “Interest” for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity-linked payouts, are measured at FVTPL.
For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis are classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis are classified as FVOCI for debt. Debt instruments that are managed on a “hold to collect” basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:
I)	The business purpose of the portfolio;
II)	The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
III)	The basis on which performance of the portfolio is being evaluated; and
IV)	The frequency and significance of sales activity.
A
ll equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit-taking and an irrevocable designation is made to classify the instrument as FVOCI for equities.

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Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO financial liabilities are measured at fair value.
Derivatives are measured at FVTPL, except to the extent that they are designated in a hedging relationship, in which case the International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement” (IAS 39) hedge accounting requirements continue to apply.
Financial instruments mandatorily measured at FVTPL (trading and non-trading)
Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit-taking. Non-trading financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.
Trading and non-trading financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Gains (losses) from financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.
Financial instruments designated at FVTPL (fair value option)
Financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. The FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that would otherwise arise from measuring assets or liabilities on a different basis and if certain OSFI requirements pertaining to certain loans are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. We apply the FVO to certain mortgage commitments.
Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.
Financial assets measured at amortized cost
Financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and are managed on a “hold to collect” basis. These financial assets are recognized initially at fair value plus or minus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).
Loans measured at amortized cost include residential mortgages, personal loans, credit cards and most business and government loans. Certain portfolios of treasury securities that are managed on a “hold to collect” basis are also classified as amortized cost. Most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and most customers’ liability under acceptances are accounted for at amortized cost.
Debt financial assets measured at FVOCI
Debt financial instruments measured at FVOCI are non-derivative financial assets with contractual cash flows that meet the SPPI test and are managed on a “hold to collect and for sale” basis.
FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at fair value, with the exception that changes in ECL allowances in addition to related foreign exchange gains or losses are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a “hold to collect and for sale” basis.
A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulty, or a default or delinquency has occurred.
Equity financial instruments designated at FVOCI
Equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. Amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends that are not considered a return of capital, which are recognized as interest income when received in the consolidated statement of income. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading equity securities, primarily related to our investment in private companies and limited partnerships.
Impairment of financial assets
E
CL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 6 for additional details).
ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.

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ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.
The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:

•	The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;
•	The loss given default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time; and
•	The exposure at default (EAD) is an estimate of the exposure at a future default date.
Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.
Stage migration and significant increase in credit risk
As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.
For performing financial instruments:
Stage 1 is comprised of all performing financial instruments which have not experienced a significant increase in credit risk since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of its initial recognition.
Stage 2 is comprised of all performing financial instruments which have experienced a significant increase in credit risk since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then we revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.
We determine whether a financial instrument has experienced a significant increase in credit risk since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is required in the application of significant increase in credit risk (see Note 6 for additional details).
Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. All financial instruments on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired, except for credit card loans, which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services.
A financial instrument is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.
Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.
Purchased loans
Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.
For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a significant increase in credit risk has occurred. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our significant increase in credit risk and impairment policies that we apply to loans that we originate.
For purchased credit-impaired loans, the acquisition date fair value adjustment on each loan consists of management’s estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowance. Increases in the expected cash flows will result in a recovery of the ECL allowance. ECL allowances for purchased credit-impaired loans are reported in stage 3.
Originated credit-impaired financial assets
T
he accounting for originated credit-impaired financial assets operates in a similar manner to the accounting for purchased credit-impaired loans in that originated credit-impaired assets are initially recognized at fair value with no initial ECL allowance as concerns about the collection of future cash flows are instead reflected in the origination date discount. The time value of money component of the discount is amortized to interest income over the expected remaining life of the financial asset using the effective interest rate method. Changes in expectation regarding the contractual

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cash flows for loans are recognized immediately in Provision for credit losses and for securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
This accounting generally applies to financial assets that result from debt restructuring arrangements in which a previously impaired financial asset is exchanged for a new financial asset that is either recognized at a fair value that represents a deep discount to par or for which there are significant concerns over the ability to collect the contractual cash flows.
Determination of fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 3 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.
Transaction costs
Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred. Transaction costs are amortized over the expected life of the instrument using the effective interest rate method for instruments measured at amortized cost, and debt instruments measured at FVOCI. For equity instruments designated at FVOCI, transaction costs are included in the instrument’s carrying value.
Date of recognition of securities
We account for all securities transactions on our consolidated balance sheet using settlement date accounting.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI are recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.
Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument.
Securitizations and derecognition of financial assets
Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowings.
Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:
•	Our contractual right to receive cash flows from the assets has expired;
•
We transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	The transfer meets the criteria of a qualifying pass-through arrangement.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.
Financial guarantees
Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.
Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the applicable ECL allowances. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We

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also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in Gains (losses) from financial instruments measured/designated at FVTPL, net. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.

Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending transactions as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. These transactions are classified and measured at amortized cost, as they meet the SPPI criteria and are managed under a hold to collect business model, unless they were classified at FVTPL or designated under the FVO. For Securities purchased under resale agreements that are classified at amortized cost, an ECL is applied. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.
Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions at amortized cost with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income. Certain obligations related to securities sold under repurchase agreements are designated at FVTPL under the FVO.
Cash collateral on securities borrowed and securities lent
The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. These transactions are classified and measured at amortized cost as they meet the SPPI criteria and are managed under a hold to collect business model. For Cash collateral on securities borrowed classified at amortized cost, an ECL is applied. Interest income on cash collateral paid and interest expense on cash collateral received together with the security borrowing fees and security lending income are included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet.
Derivatives
We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client activities. We may also take proprietary trading positions within prescribed risk limits with the objective of earning income.
All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Gains (losses) from financial instruments measured/designated at FVTPL, net. The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 13 for further information on the valuation of derivatives.
Derivatives used for ALM purposes that qualify for hedge accounting
As permitted at the time of transition to IFRS 9 “Financial Instruments” (IFRS 9), we previously elected to continue to apply the hedge accounting requirements of IAS 39. We adopted the Phase 1 and Phase 2 amendments to IAS 39, together with the associated IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) disclosure requirements, relating to interest rate benchmark reform for hedge accounting relationships impacted by the reform. See the “Interest Rate Benchmark Reform” section below for further detail.
We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives used for ALM purposes that are not designated for hedge accounting” below).
In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

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Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in FXOTT. Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.
If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.
Cash flow hedges
We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.
The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.
If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.
Hedges of NIFOs with a functional currency other than the Canadian dollar
We may designate NIFO hedges to mitigate the foreign exchange risk on our NIFOs with a functional currency other than the Canadian dollar.
These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion is recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation that involves the loss of control, as explained in the “Foreign currency translation” policy above.
Derivatives used for ALM purposes that are not designated for hedge accounting
The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in Gains (losses) from financial instruments measured/designated at FVTPL, net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in Non-interest income as FXOTT or Other, as appropriate, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense.
Embedded derivatives
Derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with changes therein included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.
Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.
Financial assets with embedded derivatives are classified in their entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.
Accumulated other comprehensive income
AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on FVOCI debt and equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges under IAS 39, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.
Treasury shares
Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.
Liabilities and equity
We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

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Property and equipment
Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.
Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:
•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture, equipment and other – 4 to 15 years
•	Leasehold improvements – over the estimated useful life
Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.
Gains and losses on disposal are included in Non-interest income – Other.
L
eases
C
IBC adopted IFRS 16 “Leases” (IFRS 16) in place of IAS 17 “Leases” as of November 1, 2019. We applied IFRS 16 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which were reported under the prior guidance. The impact of adopting IFRS 16 is discussed below.
As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use asset is measured using the cost model, and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet.
The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets” (IAS 36). In addition, the evaluation of the useful life for depreciation is assessed under IAS 36.
Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.
As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.
Transition impact from adoption of IFRS 16
T
he adoption of IFRS 16 resulted in the recognition of approximately $1.7 billion of lease liabilities and $1.6 billion of right-of-use assets as at November 1, 2019. The amount of the right-of-use assets recognized was determined based on the amount of the lease liabilities less the existing deferred rent liabilities as at October 31, 2019. Furthermore, the reassessment of certain subleases related to a previously recognized finance lease property, a portion of which is rented out and considered investment property, resulted in an increase in net assets as a result of the recognition of additional sublease-related assets, net of the derecognition of amounts related to the corresponding head lease. The after-tax impact to retained earnings as a result of adopting IFRS 16 was an increase of $0.1 billion. The following permitted recognition exemptions and practical expedients were applied:
•
A single discount rate curve was applied to portfolios of leases with reasonably similar characteristics at the date of application. The weighted average incremental borrowing rate applied on our existing lease portfolio was 2.31%.

•	In contracts where we are the lessee, we did not reassess contracts that were identified as finance leases under the previous accounting standard (IAS 17).
•	We elected to exclude leases of assets considered as low value and short-term leases with a remaining term of less than 12 months.
•
We applied the onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review of our right-of-use assets as at November 1, 2019. Where an onerous lease provision was recorded on a lease, the right-of-use asset was reduced by the amount of that provision on transition and no further impairment review was performed.

•
We elected not to separate lease and non-lease components of a lease contract when calculating the lease liability and corresponding right-of-use asset for certain classes of assets. Non-lease components may consist of, but are not limited to, common area maintenance expenses and utility charges. Other occupancy costs not within the scope of IFRS 16 continue to be recorded as operating expenses.

G
oodwill, software and other intangible assets
Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.
Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.
Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and

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accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:
•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit and customer relationship intangibles – 3 to 16 years
Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite-life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.
Impairment of non-financial assets
The carrying values of non-financial assets with definite useful lives, including right-of-use assets, buildings and equipment, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.
For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).
Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.
The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.
Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.
Income taxes
Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.
Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.
Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our NIFOs and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our NIFOs, are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our NIFOs are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.
We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors.
Pension and other post-employment benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.
Defined benefit plans
The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.
Plan assets are measured at fair value as at the reporting date.
The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

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Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. The current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan’s active participants.
Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.
Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.
Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.
When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.
When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Other long-term employee benefits
CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.
The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.
Share-based payments
We provide compensation to certain employees and directors in the form of share-based awards.
Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.
Under the Restricted Share Award (RSA) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.
Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.
Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.
As part of our acquisition of Wellington Financial Fund V LP (Wellington Financial) in the first quarter of 2018, equity-settled awards in the form of exchangeable shares with specific service and non-market performance vesting conditions were issued to selected employees. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for changes in the estimated impact of the non-market performance conditions.
Compensation in the form of Deferred Share Units (DSUs) issued pursuant to the Deferred Share Unit Plan, the Deferred Compensation Plan (DCP), and the Directors’ Plan, entitles the holder to receive the cash equivalent of a CIBC common share. At the time DSUs are granted, the related expense in respect of the cash compensation that an employee or director would otherwise receive would have been fully recognized. Changes in the obligations which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense for employee DSUs and as Non-interest expense – Other for Directors’ DSUs.
Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

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Consolidated financial statements

The impact due to our changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.
Provisions and contingent liabilities
Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money, and the increase in the obligation due to the passage of time is presented as Interest expense in the consolidated statement of income.
Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.
Provisions and contingent liabilities are disclosed in the consolidated financial statements.
E
arnings per share
We present basic and diluted EPS for our common shares.
Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period. The net income attributable to CIBC common shareholders is determined after deducting the after-tax amount of dividends on preferred shares and distributions on other equity instruments, which are accounted for in retained earnings, from the net income attributable to equity shareholders.
Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of contingently issuable shares and the exercise of stock options based on the treasury stock method. The number of contingently issuable shares included in diluted EPS is based on the number of shares that would be issuable if the end of the reporting period were the end of the contingency period. For stock options, the treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. Instruments determined to have an antidilutive effect for the period are excluded from the calculation of diluted EPS.
Fee and commission income
The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period, such that control of the services is transferred evenly to the customer, and we therefore measure our progress towards completion of the service based upon the time elapsed. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved, which typically occurs by the end of the reporting period. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party; otherwise we are the agent and present revenue net of the amount paid to the other party. Our performance obligations typically have a term of one year or less, with payment received upon satisfaction of the performance obligation or shortly afterwards, and as a result there is no significant financing component and we do not typically capitalize the costs of obtaining contracts with our customers. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.
In addition to these general principles, the following specific policies are also applied:
Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Underwriting fees are typically recognized at the point in time when the transaction is completed. Advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.
Deposit and payment fees arise from personal and business deposit accounts and cash management services. Monthly and annual fees are recognized over the period that the related services are provided. Transactional fees are recognized at the point in time when the related services are provided.
Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker’s acceptance stamping fees, and securitization fees. Credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.
Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Card fees are recognized at the point in time that the related services are provided, except for annual fees, which are recognized over the 12-month period to which they relate. The cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third-party loyalty points programs. Credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.
Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Trailer fees are typically calculated based upon the average daily net asset value of the mutual fund units held by clients and are recognized over time as the related services are provided.
Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, and investment

132	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

management fees relating to our retail brokerage business are generally calculated based on point-in-time
AUM or AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.
Mutual fund fees and administration fees are earned on fund management services and are recognized over the period that the mutual funds are managed based upon a specified percentage of the daily net asset values of the respective mutual funds. In certain circumstances, CIBC may, on a discretionary basis, elect to absorb certain expenses that would otherwise be payable by the mutual funds directly. These expenses are recognized in Non-interest expenses on the consolidated statement of income.

Interest Rate Benchmark Reform
Various interest rate and other indices that are deemed to be “benchmarks” including the London Interbank Offered Rate (LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have advocated for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. The United Kingdom’s (U.K.’s) Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administration (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that the GBP, EUR, CHF and JPY LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. This announcement results in a fixed spread between the LIBOR rate and the alternative rate for a given tenor which will apply on the cessation of the relevant LIBOR rates. While the extension for most USD LIBOR tenors until June 30, 2023 allows for many legacy contracts to mature before the cessation date, originations of new USD LIBOR linked products are expected to cease after the end of calendar 2021. In June 2021, OSFI announced its expectations for the cessation of IBOR rates, which are consistent with the announcements previously made by the FCA and IBA. OSFI also expects financial institutions to prioritize system and model updates to accommodate alternative rates and to be able to transact in alternative rates by the end of 2021. We expect to be compliant with these regulatory expectations.
In an effort to increase the liquidity of swaps indexed to alternative rates and to accelerate the progress of transitioning away from USD LIBOR, in June 2021, the Alternative Reference Rates Committee (ARRC) endorsed the Secured Overnight Financing Rate (SOFR) First initiative announced by the Commodity Futures Trading Commission. As a result of this initiative, interdealer brokers are recommended to trade swaps that are indexed to risk-free rates in place of swaps indexed to LIBOR commencing July 26, 2021. Subsequent to this change in interdealer trading conventions, ARRC formally recommended the Chicago Mercantile Exchange (CME) Group’s forward-looking SOFR term rate (Term SOFR), which is expected to provide entities with greater certainty over SOFR based lending rates since term rates are established at the beginning of a contractual interest reset period in contrast to overnight rates such as SOFR that are reset each day. As a participant in the interdealer broker market, CIBC has the necessary processes, systems and models to comply with the SOFR First initiative and will continue to monitor the development of Term SOFR as we manage IBOR transition.
In November 2021, the FCA announced that it will require the LIBOR benchmark administrator to publish certain sterling and Japanese yen LIBOR settings on a non-representative synthetic basis during 2022, which would allow certain legacy contracts to continue to use certain LIBOR settings for a limited time period after the December 31, 2021 cessation date. We do not expect the FCA announcement to materially affect our transition to alternative rates and expect to achieve substantial completion of our remediation of non-USD LIBOR contracts before December 31, 2021 in a manner consistent with regulatory expectations.
In response to interest rate benchmark reform, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16” (Phase 2 amendments) in August 2020. These amendments address issues that affect financial reporting once an existing rate is replaced with an alternative rate and conclude the IASB’s amendments to financial reporting standards due to the effects of interest rate benchmark reform. While the Phase 2 amendments are effective for annual periods beginning on or after January 1, 2021, we elected to early adopt the Phase 2 amendments effective November 1, 2020. Only the amendments to the classification and measurement sections of IFRS 9, the hedge accounting sections of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39), and to IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9).
The Phase 2 amendments permit modifications of amortized cost financial assets and financial liabilities, and lessee lease liabilities that are made as a direct consequence of IBOR reform, and on an economically equivalent basis to be accounted for by updating the effective interest rate prospectively with no immediate gain or loss recognition. The amendments also provide temporary relief that allows for hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternative rate under certain qualifying conditions, including the amendment of the hedge designation and documentation to reflect the new rate without discontinuing the hedge relationship and provide relief in establishing new hedging relationships based upon alternative rates. The amendments also provide temporary relief that allows entities to designate an alternative rate as a risk component to hedge provided that the entity reasonably expects that the alternative rate will become separately identifiable within 24 months of its first designation. Further relief is also provided for cash flow hedges, where the amounts accumulated in the cash flow reserve are deemed to be based on the alternative rates on which the hedged future cash flows are determined. As a result of the adoption of the Phase 2 amendments, we have provided additional disclosures related to our exposures to significant benchmark rates subject to the reform below.
The IASB had previously issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (Phase 1 amendments) in September 2019. The Phase 1 amendments provide temporary relief for specific hedge accounting requirements to address uncertainties in the period prior to replacement of IBORs, and provide specific disclosure requirements for the affected hedging relationships. These amendments allow for hedge accounting to continue before the replacement of existing interest rate benchmark with an alternative rate, and provide an exemption from the requirement to discontinue hedge accounting if a hedge relationship does not meet the hedge effectiveness requirements solely as a result of IBOR transition. The application of this relief will end at the earlier of the discontinuation of the impacted hedge relationship and when the uncertainty arising from the reform is no longer present with respect to the timing and amount of cash flows of the hedged item and hedging instrument, which is expected to occur on the cessation date of the relevant LIBOR rate. We adopted the Phase 1 amendments effective November 1, 2019.
As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to us, and the industry as a whole. These transition risks include market risk (as new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). In response to the proposed reforms to interest rate benchmarks, we have established an Enterprise IBOR Transition Program (Program), which is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal and Finance, to manage and coordinate all aspects of the transition, including the identification and mitigation of the risks. An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program. The IBOR Steering Committee manages the impact of the transition risks through appropriate mitigating actions. We also continue to engage with industry associations to incorporate recent developments into our project plan. The Program provides regular updates to the senior management including the Executive Committee, and the Board of Directors.

CIBC 2021 ANNUAL REPORT	133

Consolidated financial statements

As a part of the Program, we are transitioning our existing IBOR based contracts to those that reference the new alternative rates, and have developed business processes to support the transition. We are on track to substantially complete the remediation of our non-USD LIBOR referenced contracts by incorporating appropriate fallback language or by replacing the LIBOR referenced rates to the corresponding alternative rates with appropriate spread adjustments. We have ceased the issuance of GBP and JPY LIBOR linked products earlier this year, and expect to cease origination of new USD LIBOR products by the end of calendar year 2021 in a manner consistent with regulatory expectations. We are also working with clearing houses to transition our existing non-USD LIBOR referenced derivatives cleared by them to alternative rates, which is expected to occur in December 2021. We have also started to offer products based upon alternative rates to our clients, and have continued to make information available to them, advising on developments on IBOR transition.
The following table presents the approximate notional amounts of our derivatives and the gross outstanding balances of our non-derivative financial assets and financial liabilities that are indexed to USD LIBOR, GBP LIBOR and other benchmark rates with a maturity date beyond June 30, 2023 for USD LIBOR, and December 31, 2021 for other benchmark rates expected to be affected by IBOR reform.

	Notional/gross outstanding amounts (1)(2)(3)
	October 31, 2021			November 1, 2020 (4)
(billions of Canadian dollars)	USD LIBOR	GBP LIBOR	Others (5)	USD LIBOR	GBP LIBOR	Others (5)
	Maturing after June 2023	Maturing after December 2021		Maturing after June 2023	Maturing after December 2021
Non-derivative financial assets
Securities	$1.6	$–	$–	$1.9	$–	$–
Loans	36.9	2.3	–	21.2	2.4	–
	38.5	2.3	–	23.1	2.4	–
Non-derivative financial liabilities
Secured borrowing deposits and subordinated indebtedness	0.1	1.1	–	0.1	1.1	–
Other deposits	1.0	–	–	1.0	–	–
	1.1	1.1	–	1.1	1.1	–
Derivatives	735.7	89.9	36.8	478.5	70.4	33.4
(1)
Excludes financial instruments which reference rates in multi-rate jurisdictions, including Canadian Dollar Offered Rate (CDOR), Euro Interbank Offered Rate (EURIBOR) and Australian Bank Bill Swap Rate. While the 6-month and 12-month tenors of CDOR discontinued on May 17, 2021, we did not hold material positions referencing these tenors as at November 1, 2020. Other tenors of CDOR are expected to continue.

(2)
The table excludes undrawn loan commitments. As at October 31, 2021, the total outstanding undrawn loan commitments that are potentially subject to the transition are estimated to be $47.9 billion (November 1, 2020: $27.7 billion) which can be drawn in USD LIBOR and have a maturity date beyond June 30, 2023 and $1.4 billion (November 1, 2020: $1.0 billion) which can be drawn in GBP LIBOR and have a maturity date beyond December 31, 2021.

(3)	For cross-currency swaps for which both legs reference benchmark rates that are subject to transition, the relevant notional amount for each leg has been included in the table above.
(4)	Certain prior period amounts were restated.
(5)	Includes exposures indexed to JPY LIBOR, CHF LIBOR and EUR LIBOR.
International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (IFRIC 23)
CIBC adopted IFRIC 23 as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.
Conceptual Framework for Financial Reporting (Conceptual Framework)
The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. As a result, CIBC adopted the Conceptual Framework as at November 1, 2020.
There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting the Conceptual Framework.

134	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 2	Impact of COVID-19

Progress towards containing outbreaks of the COVID-19 pandemic through vaccination campaigns and less restrictive public health measures provided an improving economic backdrop for CIBC. However, the pandemic, fueled by more contagious variants, continues to pose a risk to the recovery. As a result, we continue to operate in an uncertain environment. This gives rise to heightened uncertainty as it relates to our critical accounting estimates and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates relating to the allowance for credit losses. See Note 6 for more information.
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.
Government lending programs in response to COVID-19
At the onset of the COVID-19 pandemic, the Government of Canada introduced the Canada Emergency Business Account (CEBA) program and a number of lending programs to improve access to credit and financing for Canadian businesses facing operational cash flow and liquidity challenges. In addition, the U.S. federal government introduced the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Further details about the programs in which we have more significant participation, and the associated accounting impacts, are described below.
Canada Emergency Business Account program
The purpose of the CEBA program is to provide interest-free, partially forgivable loans of up to $60,000 to qualifying small businesses and not-for-profit organizations to help cover their operating costs during a period when their revenues have been temporarily reduced. The CEBA program is underwritten by Export Development Canada (EDC) and was available to borrowers until June 30, 2021. The program utilized the infrastructure of eligible financial institutions, including CIBC, to provide loans that were partially forgivable to existing clients of these financial institutions, including CIBC, that met the underwriting standards of EDC. Loans advanced under the CEBA program
a
re not recognized on our consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. EDC provide
s
 a fee to participating financial institutions which
i
s intended to reimburse the costs associated with administering the loans, which we recognized as a reduction of other non-interest expenses. The CEBA program was launched in the second quarter of 2020 and expanded subsequently to facilitate the application of the program to certain borrowers that would not have otherwise qualified. As at October 31, 2021, loans of $4.5 billion (2020: $2.9 billion), net of repayments
,
had been provided to CIBC clients under the CEBA program, and the program is now closed to new applicants, although we continue to facilitate this program
.

EDC-guaranteed loans and Highly Affected Sectors Credit Availability Program (HASCAP) for small and medium-sized enterprises
Both of these programs are designed to encourage lending to existing clients. Under the EDC-guaranteed loan program, EDC guarantee
s
80% of new qualifying operating credit and cash flow term loans of up to $6.25 million to small and medium-sized enterprises. Under HASCAP, Business Development Bank of Canada (BDC) guarantee
s
100% of new qualifying term loans for amounts ranging from $25,000 to $1 million. Loans provided under both programs are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. Similar to existing guarantee arrangements, the guarantee from EDC and BDC on these loans is reflected in our estimate of ECL. Associated fees paid or received under these programs are accounted for over the expected life of the loan using the effective interest rate method. As at October 31, 2021,
$293 million (2020: $252
million) of loans have been authorized under these programs, of which
$246 million (2020: $175 million), net of repayments, was outstanding on our consolidated balance sheet.
Co-lending program for small and medium-sized enterprises (co-lend program)
Under the co-lend program, the BDC and participating financial institutions co-lend term loans to help qualifying businesses meet their operational cash flow requirements. BDC finances
80
% of the loans, with CIBC financing the remaining
20
%. The program offers differing maximum financing amounts based on business revenues. Loans originated under this program are interest-only for the first
12
months. We recognize our
20
% interest in loans originated under this program on our consolidated balance sheet as business and government loans classified at amortized cost, to which ECL are applied. The remaining
80
% interest financed by BDC is not recognized on our consolidated balance sheet as the risks and rewards, including all interest and credit losses, are passed to BDC. The servicing fee paid by BDC to CIBC for administering their share of the loans is recognized over the servicing period. As at October
31
,
2021
, $
380
million (
2020
: $
368
million) of loans have been authorized under this program, of which $
73
 million (
2020
: $
73
million), representing CIBC’s
20
% pro-rata share, remains outstanding on our consolidated balance sheet.
Paycheck Protection Program
In the U.S., the PPP was temporarily added to the U.S. Small Business Administration’s (SBA) Loan Program, under the U.S. federal government’s CARES Act, to help businesses to keep their workforces employed during the COVID-19 pandemic. The PPP ended on May 31, 2021 for new loan applications. Loans provided under the PPP are forgivable by the SBA if employee and compensation levels are maintained, and the loan proceeds are primarily applied towards payroll, rent, mortgage interest, or utilities. The SBA reimburses CIBC for all loans forgiven pursuant to the program and for all payment defaults. Loans originated under the PPP are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. As the SBA’s guarantee is integral to the origination of these loans, it is reflected in our estimate of the ECL associated with these loans. As at October 31, 2021, the outstanding balance of loans provided to our clients under this program was US$0.5 billion (2020: US$1.9 billion).

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Consolidated financial statements

Note 3	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies”, sets out the accounting treatment for each measurement category of financial instruments.
Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.
•
Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•
Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.
For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.
Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors primarily include, but are not limited to, the bid-offer spreads, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk of our derivative assets and liabilities, as well as adjustments for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.
Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities is measured on the basis of the net open risks.
We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates one or more significant inputs that are non-observable, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is initially recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when the inputs become significantly observable.
We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty.
Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date and may not be reflective of ultimate realizable value.
Methods and assumptions
Financial instruments with fair value equal to carrying value
For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.
S
ecurities
The fair value of debt or equity securities and obligations related to securities sold short is based on quoted bid or ask market prices where available in an active market.
Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.
The fair value of government issued or guaranteed securities that are not traded in an active market is calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.
The fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves

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such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.
Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor in information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.
Privately issued debt and equity securities, which include certain Community Reinvestment Act equity investments and Federal Home Loan Bank (FHLB) stock, are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate. The carrying value of Community Reinvestment Act equity investments and FHLB stock approximates fair value.
Loans
The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently is assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates.
The ultimate fair value of loans disclosed is net of the associated allowance for credit losses. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
Other assets and other liabilities
Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, precious metals and accounts receivable or payable.
The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value, except for the fair value of precious metals, which is quoted in an active market. Other assets also include investment in bank-owned life insurance carried at the cash surrender value, which is assumed to be a reasonable approximation of fair value.
Deposits
T
he fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using either current market interest rates with similar remaining terms or rates estimated using internal models and broker quotes. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes – Series B issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.
Certain deposits designated at FVTPL are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. The fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, equity prices or indices, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.
The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.
Subordinated indebtedness
The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.
Derivative instruments
The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.
In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap (OIS) curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. For most collateralized derivatives that are cleared through central clearing houses, changes to market discounting conventions were implemented in 2020 to support the global market efforts to transition IBOR to the new benchmark rates. Certain centrally cleared collateralized derivatives have transitioned to the use of the new benchmark replacement rates as the overnight index discount rates, including USD derivatives cleared through London Clearing House (LCH) or Chicago Mercantile Exchange (CME), which have transitioned their discounting from the US Fed Funds rate to the SOFR. Uncollateralized derivatives are valued based on an estimated market cost of funds curve, which reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.
In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other

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relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.
In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk (CCR) exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.
Mortgage commitments
The fair value of mortgage commitments designated at FVTPL is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.
Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2021	Financial assets
	Cash and deposits with banks	$56,701	$296	$–	$–	$56,997	$56,997	$–
	Securities	35,159	72,192	53	53,997	161,401	161,712	311
	Cash collateral on securities borrowed	12,368	–	–	–	12,368	12,368	–
	Securities purchased under resale agreements	60,482	7,090	–	–	67,572	67,572	–
	Loans
	Residential mortgages	251,230	16	–	–	251,246	249,786	(1,460)
	Personal	41,129	–	–	–	41,129	41,114	(15)
	Credit card	10,509	–	–	–	10,509	10,509	–
	Business and government	123,054	25,651	332	–	149,037	148,960	(77)
	Derivative instruments	–	35,912	–	–	35,912	35,912	–
	Customers’ liability under acceptances	10,958	–	–	–	10,958	10,958	–
	Other assets	21,054	–	–	–	21,054	21,054	–
	Financial liabilities
	Deposits
	Personal	$205,461	$–	$8,471	$–	$213,932	$213,949	$17
	Business and government	334,632	–	9,756	–	344,388	345,533	1,145
	Bank	20,246	–	–	–	20,246	20,246	–
	Secured borrowings	41,539	–	1,053	–	42,592	42,838	246
	Derivative instruments	–	32,101	–	–	32,101	32,101	–
	Acceptances	10,961	–	–	–	10,961	10,961	–
	Obligations related to securities sold short	–	22,790	–	–	22,790	22,790	–
	Cash collateral on securities lent	2,463	–	–	–	2,463	2,463	–
	Obligations related to securities sold under repurchase agreements	67,905	–	3,975	–	71,880	71,880	–
	Other liabilities	16,854	113	51	–	17,018	17,018	–
	Subordinated indebtedness	5,539	–	–	–	5,539	5,820	281
2020	Financial assets
	Cash and deposits with banks	$61,570	$948	$–	$–	$62,518	$62,518	$–
	Securities	31,800	62,576	117	54,553	149,046	149,599	553
	Cash collateral on securities borrowed	8,547	–	–	–	8,547	8,547	–
	Securities purchased under resale agreements	58,090	7,505	–	–	65,595	65,595	–
	Loans
	Residential mortgages	220,739	63	–	–	220,802	222,920	2,118
	Personal	41,390	–	–	–	41,390	41,452	62
	Credit card	10,722	–	–	–	10,722	10,722	–
	Business and government	110,220	23,291	357	–	133,868	134,097	229
	Derivative instruments	–	32,730	–	–	32,730	32,730	–
	Customers’ liability under acceptances	9,606	–	–	–	9,606	9,606	–
	Other assets	15,940	–	–	–	15,940	15,940	–
	Financial liabilities
	Deposits
	Personal	$199,593	$–	$2,559	$–	$202,152	$202,345	$193
	Business and government	301,546	–	9,880	–	311,426	312,279	853
	Bank	17,011	–	–	–	17,011	17,011	–
	Secured borrowings	39,560	–	591	–	40,151	40,586	435
	Derivative instruments	–	30,508	–	–	30,508	30,508	–
	Acceptances	9,649	–	–	–	9,649	9,649	–
	Obligations related to securities sold short	–	15,963	–	–	15,963	15,963	–
	Cash collateral on securities lent	1,824	–	–	–	1,824	1,824	–
	Obligations related to securities sold under repurchase agreements (1)	54,617	–	17,036	–	71,653	71,653	–
	Other liabilities	15,282	133	9	–	15,424	15,424	–
	Subordinated indebtedness	5,712	–	–	–	5,712	5,993	281

(1)	Includes obligations related to securities sold under repurchase agreements supported by bearer deposit notes that are pledged as collateral under the Bank of Canada Term Repo Facility.

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Fair value of derivative instruments

$ millions, as at October 31				2021			2020
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$127	$79	$48	$108	$161	$(53)
	– Swap contracts	8,365	7,928	437	12,296	9,309	2,987
	– Purchased options	101	–	101	109	–	109
	– Written options	–	177	(177)	–	129	(129)
		8,593	8,184	409	12,513	9,599	2,914
Exchange-traded	– Purchased options	3	–	3	4	–	4
		3	–	3	4	–	4
Total interest rate derivatives		8,596	8,184	412	12,517	9,599	2,918
Foreign exchange derivatives
Over-the-counter	– Forward contracts	5,373	5,555	(182)	6,655	6,358	297
	– Swap contracts	5,214	3,600	1,614	3,469	3,613	(144)
	– Purchased options	293	–	293	303	–	303
	– Written options	–	203	(203)	–	214	(214)
Total foreign exchange derivatives		10,880	9,358	1,522	10,427	10,185	242
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	50	58	(8)	104	47	57
	– Credit default swap contracts – protection sold	3	45	(42)	2	100	(98)
Total credit derivatives		53	103	(50)	106	147	(41)
Equity derivatives
Over-the-counter		1,842	5,356	(3,514)	1,995	3,427	(1,432)
Exchange-traded		4,650	3,422	1,228	3,153	3,537	(384)
Total equity derivatives		6,492	8,778	(2,286)	5,148	6,964	(1,816)
Precious metal derivatives
Over-the-counter		132	147	(15)	283	366	(83)
Total precious metal derivatives		132	147	(15)	283	366	(83)
Other commodity derivatives
Over-the-counter		8,151	2,348	5,803	2,604	1,806	798
Exchange-traded		343	1,122	(779)	271	325	(54)
Total other commodity derivatives		8,494	3,470	5,024	2,875	2,131	744
Total held for trading		34,647	30,040	4,607	31,356	29,392	1,964
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	148	37	111	–	1	(1)
	– Swap contracts	236	341	(105)	310	392	(82)
	– Purchased o ptions	6	–	6	17	–	17
	– Written options	–	–	–	1	–	1
Total interest rate derivatives		390	378	12	328	393	(65)
Foreign exchange derivatives
Over-the-counter	– Forward contracts	22	40	(18)	14	14	–
	– Swap contracts	805	1,641	(836)	1,021	684	337
Total foreign exchange derivatives		827	1,681	(854)	1,035	698	337
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	–	1	(1)	–	1	(1)
Total credit derivatives		–	1	(1)	–	1	(1)
Equity derivatives
Over-the-counter		48	1	47	8	24	(16)
Total equity derivatives		48	1	47	8	24	(16)
Other commodity derivatives
Over-the-counter		–	–	–	3	–	3
Total other commodity derivatives		–	–	–	3	–	3
Total held for ALM		1,265	2,061	(796)	1,374	1,116	258
Total fair value		35,912	32,101	3,811	32,730	30,508	2,222
Less: effect of netting		(16,585)	(16,585)	–	(19,347)	(19,347)	–
		$19,327	$15,516	$3,811	$13,383	$11,161	$2,222

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Assets and liabilities not carried on the consolidated balance sheet at fair value
The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2021	Total 2020
$ millions, as at October 31	2021	2020	2021	2020	2021	2020
Financial assets
Amortized cost securities	$–	$–	$34,878	$31,773	$592	$580	$35,470	$32,353
Loans
Residential mortgages	–	–	–	–	249,770	222,857	249,770	222,857
Personal	–	–	–	–	41,114	41,452	41,114	41,452
Credit card	–	–	–	–	10,509	10,722	10,509	10,722
Business and government	–	–	–	–	122,977	110,449	122,977	110,449
Investment in equity-accounted associates (1)	–	10	–	–	89	83	89	93
Financial liabilities
Deposits
Personal	$–	$–	$42,015	$52,648	$1,107	$1,282	$43,122	$53,930
Business and government	–	–	146,442	132,016	2,222	2,302	148,664	134,318
Bank	–	–	9,751	10,048	–	–	9,751	10,048
Secured borrowings	–	–	40,050	38,275	1,735	1,720	41,785	39,995
Subordinated indebtedness	–	–	5,820	5,993	–	–	5,820	5,993

(1)	See Note 26 for details of our equity-accounted associates.
Financial instruments carried on the consolidated balance sheet at fair value
The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2021	Total 2020
$ millions, as at October 31	2021	2020	2021	2020	2021	2020
Financial assets
Deposits with banks	$–	$–	$296	$948	$–	$–	$296	$948
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	3,015	3,917	24,737 (1)	25,091 (1)	–	–	27,752	29,008
Corporate equity	37,981	27,919	219	47	4	16	38,204	27,982
Corporate debt	–	–	3,997	3,525	2	25	3,999	3,550
Mortgage- and asset-backed	–	–	2,235 (2)	2,018 (2)	55	135	2,290	2,153
	40,996	31,836	31,188	30,681	61	176	72,245	62,693
Loans mandatorily measured at FVTPL
Business and government	–	–	24,945	23,022	1,038 (3)	626 (3)	25,983	23,648
Residential mortgages	–	–	16	63	–	–	16	63
	–	–	24,961	23,085	1,038	626	25,999	23,711
Debt securities measured at FVOCI
Government issued or guaranteed	5,309	3,912	38,122	41,269	–	–	43,431	45,181
Corporate debt	–	–	7,833	6,224	–	–	7,833	6,224
Mortgage- and asset-backed	–	–	1,897	2,563	–	–	1,897	2,563
	5,309	3,912	47,852	50,056	–	–	53,161	53,968
Equity securities designated at FVOCI
Corporate equity	125	41	319	304	392	240	836	585
	125	41	319	304	392	240	836	585
Securities purchased under resale agreements measured at FVTPL	–	–	7,090	7,505	–	–	7,090	7,505
Derivative instruments
Interest rate	3	4	8,948	12,793	35	48	8,986	12,845
Foreign exchange	–	–	11,707	11,462	–	–	11,707	11,462
Credit	–	–	4	8	49	98	53	106
Equity	4,650	3,153	1,877	1,791	13	212	6,540	5,156
Precious metal	–	–	132	283	–	–	132	283
Other commodity	343	271	8,151	2,607	–	–	8,494	2,878
	4,996	3,428	30,819	28,944	97	358	35,912	32,730
Total financial assets	$51,426	$39,217	$142,525	$141,523	$1,588	$1,400	$195,539	$182,140
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(18,702)	$(13,176)	$(742)	$4	$(19,444)	$(13,172)
Obligations related to securities sold short	(11,226)	(5,363)	(11,564)	(10,600)	–	–	(22,790)	(15,963)
Obligations related to securities sold under repurchase agreements	–	–	(3,975)	(17,036)	–	–	(3,975)	(17,036)
Derivative instruments
Interest rate	–	–	(8,426)	(9,964)	(136)	(28)	(8,562)	(9,992)
Foreign exchange	–	–	(11,039)	(10,883)	–	–	(11,039)	(10,883)
Credit	–	–	(50)	(41)	(54)	(107)	(104)	(148)
Equity	(3,422)	(3,537)	(5,280)	(3,288)	(77)	(163)	(8,779)	(6,988)
Precious metal	–	–	(147)	(366)	–	–	(147)	(366)
Other commodity	(1,122)	(325)	(2,348)	(1,806)	–	–	(3,470)	(2,131)
	(4,544)	(3,862)	(27,290)	(26,348)	(267)	(298)	(32,101)	(30,508)
Total financial liabilities	$(15,770)	$(9,225)	$(61,531)	$(67,160)	$(1,009)	$(294)	$(78,310)	$(76,679)

(1)	Includes $49 million related to securities designated at FVTPL (2020: $57 million).
(2)	Includes $4 million related to ABS designated at FVTPL (2020: $60 million).
(3)	Includes $332 million related to loans designated at FVTPL (2020: $357 million).
(4)
Comprises deposits designated at FVTPL of $18,530 million (2020: $13,419 million), net bifurcated embedded derivative liabilities of $750 million (2020: net bifurcated embedded derivative assets of $389 million), other liabilities designated at FVTPL of $51 million (2020: $9 million), and other financial liabilities measured at fair value of $113 million (2020: $133 million).

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Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the year in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $19 million of securities mandatorily measured at FVTPL (2020: $197 million) from Level 1 to Level 2
and $2
million (2020: nil) from Level 2 to Level 1, and nil of securities sold short (2020:
 $1,851 million) from Level 1 to Level 2 and nil of securities sold short (2020: nil) from Level 2 to Level 1 due to changes in the observability of the inputs used to value these securities. In addition, transfers between Level 2 and Level 3 were made during 2021 and 2020, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our fair value option liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable
market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income (1)
$ millions, for the year ended October 31	Opening balance	Realized (2)	Unrealized (2)(3)	Net gains (losses) included in OCI (4)		Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$16	$–	$(5)		$–	$–	$–	$23	$(30)	$4
Corporate debt	25	–	13		–	–	–	2	(38)	2
Mortgage- and asset-backed	135	–	–		–	–	–	44	(124)	55
Loans mandatorily measured at FVTPL
Business and government	626	–	(3)		(51)	–	–	556	(90)	1,038
Equity securities designated at FVOCI
Corporate equity	240	–	–		80	–	–	137	(65)	392
Derivative instruments
Interest rate	48	–	1		–	–	(2)	3	(15)	35
Credit	98	(22)	(27)		–	–	–	–	–	49
Equity	212	(3)	2		–	–	(32)	10	(176)	13
Total assets	$1,400	$(25)	$(19)		$29	$–	$(34)	$775	$(538)	$1,588
Deposits and other liabilities (5)	$4	$(340)	$(541)		$–	$(15)	$(14)	$(93)	$257	$(742)
Derivative instruments
Interest rate	(28)	–	(28)		–	(26)	(6)	(31)	(17)	(136)
Credit	(107)	22	34		–	–	–	–	(3)	(54)
Equity	(163)	(41)	(6)		–	–	58	(69)	144	(77)
Total liabilities	$(294)	$(359)	$(541)		$–	$(41)	$38	$(193)	$381	$(1,009)
2020
Securities mandatorily measured and designated at FVTPL
Corporate equity	$7	$–	$(8)		$–	$7	$–	$10	$–	$16
Corporate debt	23	–	2		–	–	–	–	–	25
Mortgage- and asset-backed	173	–	–		–	–	–	118	(156)	135
Loans mandatorily measured at FVTPL
Business and government	831	–	–		3	–	–	1,270	(1,478)	626
Debt securities measured at FVOCI
Corporate debt	–	–	–		(3)	20	–	1	(18)	–
Equity securities designated at FVOCI
Corporate equity	291	–	–		63	–	–	50	(164)	240
Derivative instruments
Interest rate	56	–	32		–	–	–	6	(46)	48
Credit	104	(7)	1		–	–	–	–	–	98
Equity	252	–	(40)		–	–	–	53	(53)	212
Total assets	$1,737	$(7)	$(13)		$63	$27	$–	$1,508	$(1,915)	$1,400
Deposits and other liabilities (5)	$(601)	$–	$512		$–	$(42)	$29	$(72)	$178	$4
Derivative instruments
Interest rate	(1)	–	(33)		–	–	–	–	6	(28)
Credit	(112)	7	(2)		–	–	–	–	–	(107)
Equity	(155)	–	14		–	–	–	(60)	38	(163)
Total liabilities	$(869)	$7	$491	$	_	$(42)	$29	$(132)	$222	$(294)

(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $90 million (2020: $137 million)
,
net bifurcated embedded derivative liabilities of $601 million (2020: net bifurcated embedded derivative assets of $141 million) and other liabilities designated at FVTPL of $51 million (2020: nil).

CIBC 2021 ANNUAL REPORT	141

Consolidated financial statements

Quantitative information about significant non-observable inputs
Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

Range of inputs
$ millions, as at October 31	2021	Valuation techniques	Key non-observable inputs	Low	High
Securities mandatorily measured and designated at FVTPL
Corporate equity and debt	$6	Valuation multiple	Earnings multiple	11.6	11.6
Mortgage- and asset-backed	55	Discounted cash flow	Credit spread	2.0%	2.0%
Market proxy or direct broker quote	Market proxy or direct broker quote	0.5	0.5
Equity securities designated at FVOCI
Corporate equity
Limited partnerships and private companies	392	Adjusted net asset value	(1)	Net asset value	(3)	n/a	n/a
Valuation multiple	Earnings multiple	8.6	x	10.6	x
Proxy share price	Proxy share price	n/a	n/a
Loans mandatorily measured at FVTPL Business and government	1,038	Discounted cash flow	Credit spread	0.6%	2.1%
Derivative instruments
Interest rate	35	Proprietary model	(2)	n/a	n/a	n/a
Option model	Market volatility	47.1%	90.2%
Probability assumption	100.0%	100.0%
Credit	49	Market proxy or direct broker quote	Market proxy or direct broker quote	–%	40.6%
Equity	13	Option model	Market correlation	33.9%	92.0%
Total assets	$1,588
Deposits and other liabilities
Deposits designated at FVTPL and net bifurcated embedded derivative liabilities	$(691)	Option model	Market volatility	9.0%	18.6%
Market correlation	(18.0	) %	100.0%
Other liabilities designated at FVTPL	(51)	Option model	Funding ratio	32.7%	32.7%
Derivative instruments
Interest rate	(136)	Proprietary model	(2)	n/a	n/a	n/a
Option model	Market volatility	47.1%	90.3%
Probability assumption	100.0%	100.0%
Credit	(54)	Market proxy or direct broker quote	Market proxy or direct broker quote	–%	40.6%
Equity	(77)	Option model	Market correlation	27.1%	97.8%
Total liabilities	$(1,009)

(1)
Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership or the limited liability company and may be adjusted for current market levels where appropriate.

(2)	Using valuation techniques that we consider to be non-observable.
(3)	The range of net asset value price or proxy share price has not been disclosed due to the wide range and diverse nature of the investments.
n/a	Not applicable.
Sensitivity of Level 3 financial assets and liabilities
The following section describes the significant non-observable inputs identified in the table above, the interrelationships between those inputs, where applicable, and the change in fair value if changing one or more of the non-observable inputs within a reasonably possible range would impact the fair value significantly.
The fair value of our limited partnerships is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of limited partnerships is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our limited partnerships would increase or decrease by $90 million (2020: $63 million).
While our standalone derivatives are recorded as derivative assets or derivative liabilities, our derivatives embedded in our structured note deposit liabilities or deposit liabilities designated at FVTPL are recorded within deposits and other liabilities. The determination of the fair value of certain Level 3 embedded derivatives and certain standalone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the interrelationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives and embedded derivatives. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our net Level 3 standalone derivatives and embedded derivatives would increase by $95 million or decrease by $86 million (2020: increase by $84 million or decrease by $74 million).
Financial instruments designated at FVTPL
Financial assets designated at FVTPL include certain debt securities and loans that were designated at FVTPL on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.
Deposits and other liabilities designated at FVTPL include:
•
Certain business and government deposit liabilities, certain secured borrowings and certain obligations related to securities sold under repurchase agreements that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

142	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.
The carrying value of our securities designated at FVTPL represents our maximum exposure to credit risk related to these assets designated at FVTPL. The change in fair value attributable to change in credit risk of these assets designated at FVTPL during the year is insignificant (2020: insignificant). The fair value of a liability designated at FVTPL reflects the credit risk relating to that liability. For those liabilities designated at FVTPL for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the liability designated at FVTPL. The pre-tax
impact of changes in CIBC’s own credit risk on our liabilities designated at FVTPL was gains of $16 million for the year and losses of $39 million cumulatively (2020: losses of $76 million for the year and losses of $55 million cumulatively). A net gain of $50 million, net of hedges (2020: a net gain of $60 million), was realized for assets designated at FVTPL and liabilities designated at FVTPL, which is included in the consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net.
The estimated contractual amount payable at maturity of deposits designated at FVTPL, which is based on the par value and the intrinsic value of the applicable embedded derivatives, is $872 million higher (2020: $786 million higher) than its fair value. The intrinsic value of the embedded derivatives reflects the structured payoff of certain FVO deposit liabilities, which we hedge economically with derivatives and other FVTPL financial instruments.

Note 4	Significant transactions

A
cquisition of Canadian Costco credit card portfolio
On September 2, 2021, we announced that we entered into a long-term agreement to become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. We will also acquire the existing Canadian Costco credit card portfolio, which has over $3 billion in outstanding balances. This transaction is expected to be completed in the first half of fiscal 2022, subject to customary closing conditions.
Sale of CIBC FirstCaribbean
On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of CIBC FirstCaribbean to GNB Financial Group Limited (GNB) for total consideration of approximately US$797 million, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value. The closing of this transaction would have resulted in CIBC retaining a
24.9%
minority interest in CIBC FirstCaribbean.
In the fourth quarter of 2019, we recognized a goodwill impairment charge of $135 million as a result of the valuation implied from the definitive agreement with GNB. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020 subject to regulatory approvals. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the
COVID-19
pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.
As a result of the lengthy regulatory review process, the worsening impact of the
COVID-19
pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting was no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the
COVID-19
pandemic and led to the recognition of an additional goodwill impairment charge of $220 million.
On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive approval from CIBC FirstCaribbean’s regulators and that the transaction will not proceed.
For additional information, see Note 9.

Note 5	Securities

Securities

$ millions, as at October 31	2021	2020
Debt securities measured at FVOCI	$53,161	$53,968
Equity securities designated at FVOCI	836	585
Securities measured at amortized cost (1)	35,159	31,800
Securities mandatorily measured and designated at FVTPL	72,245	62,693
	$161,401	$149,046

(1)
During the year, $39 million of amortized cost debt securities were disposed of shortly before their maturity
,
resulting in a realized gain of less than $1 million (2020: a realized gain of
$2 million).

CIBC 2021 ANNUAL REPORT	143

Consolidated financial statements

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity			2021 Total		2020 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
Debt securities measured at FVOCI
Securities issued or guaranteed by:
Canadian federal government	$2,516	0.9%	$5,664	0.9%	$160	1.8%	$–	–%	$–	–%	$8,340	0.9%	$11,409	0.6%
Other Canadian governments	264	2.2	7,508	1.8	6,156	2.3	261	2.4	–	–	14,189	2.0	15,315	1.0
U.S. Treasury and agencies	5,687	0.2	8,317	0.7	123	0.2	–	–	–	–	14,127	0.5	12,596	0.7
Other foreign governments	3,259	0.5	3,303	0.6	155	5.2	58	5.9	–	–	6,775	0.7	5,861	0.8
Mortgage-backed securities (2)	–	–	401	1.0	321	2.5	823	1.1	–	–	1,545	1.4	2,368	1.4
Asset-backed securities	–	–	–	–	–	–	352	1.3	–	–	352	1.3	195	1.8
Corporate debt	1,765	0.7	5,672	0.4	381	0.5	15	3.6	–	–	7,833	0.5	6,224	0.7
	$13,491		$30,865		$7,296		$1,509		$–		$53,161		$53,968
Equity securities designated at FVOCI
Corporate public equity	$–	–%	$–	–%	$–	–%	$–	–%	$126	n/m	$126	n/m	$42	n/m
Corporate private equity	–	–	–	–	–	–	–	–	710	n/m	710	n/m	543	n/m
	$–		$–		$–		$–		$836		$836		$585
Securities measured at amortized cost
Securities issued or guaranteed by:
Canadian federal government	$398		$1,234		$36		$–		$–		$1,668		$790
Other Canadian governments	131		6,278		5,611		–		–		12,020		11,072
U.S. Treasury and agencies	2,391		8,242		2,241		–		–		12,874		10,968
Other foreign governments	135		167		31		362		–		695		551
Mortgage-backed securities (3)	152		1,541		1,062		657		–		3,412		3,954
Asset-backed securities	–		274		–		35		–		309		662
Corporate debt	1,343		2,472		366		–		–		4,181		3,803
	$4,550		$20,208		$9,347		$1,054		$–		$35,159		$31,800
Securities mandatorily measured and designated at FVTPL
Securities issued or guaranteed by:
Canadian federal government	$2,193		$2,218		$909		$3,132		$–		$8,452		$11,655
Other Canadian governments	1,136		2,025		1,075		6,098		–		10,334		9,783
U.S. Treasury and agencies	753		3,208		788		186		–		4,935		5,596
Other foreign governments	2,817		1,129		48		37		–		4,031		1,974
Mortgage-backed securities (4)	1		1,771		184		1		–		1,957		1,582
Asset-backed securities	97		190		39		7		–		333		571
Corporate debt	913		2,234		630		222		–		3,999		3,550
	$7,910		$12,775		$3,673		$9,683		$–		$34,041		$34,711
Corporate public equity	–		–		–		–		38,204		38,204		27,982
	$–		$–		$–		$–		$38,204		$38,204		$27,982

Total securities (5)	$25,951		$63,848		$20,316		$12,246		$39,040		$161,401		$149,046

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)
Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $301 million (2020: $410 million) and fair value of $303 million (2020: $413 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $537 million (2020: $888 million) and fair value of $554 million (2020: $918 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $235 million (2020: $367 million) and fair value of $243 million (2020: $380 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $443 million (2020: $655 million) and fair value of $445 million (2020: $657 million).

(3)
Includes securities backed by mortgage
s
insured by the CMHC
,
with amortized cost of $419 million (2020: $609 million) and fair value of $420 million (2020: $610 million); securities issued by Fannie Mae, with amortized cost of $838 million (2020: $1,165 million) and fair value of $851 million (2020: $1,197 million); securities issued by Freddie Mac, with amortized cost of $1,823 million (2020: $2,008 million) and fair value of $1,859 million (2020: $2,091 million); and securities issued by Ginnie Mae, with amortized cost of $39 million (2020: $69 million) and fair value of $40 million (2020: $71 million).

(4)	Includes securities backed by mortgages insured by the CMHC of $1,954 million (2020: $1,547 million).
(5)
Includes securities denominated in U.S. dollars with carrying value of $80.2 billion (2020: $68.4 billion) and securities denominated in other foreign currencies with carrying value of $4,611 million (2020: $2,616 million).

n/m	Not meaningful.
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at October 31				2021				2020
	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$8,310	$31	$(1)	$8,340	$11,379	$32	$(2)	$11,409
Other Canadian governments	14,007	182	–	14,189	15,187	128	–	15,315
U.S. Treasury and agencies	14,157	23	(53)	14,127	12,533	63	–	12,596
Other foreign governments	6,750	30	(5)	6,775	5,825	38	(2)	5,861
Mortgage-backed securities	1,516	29	–	1,545	2,320	49	(1)	2,368
Asset-backed securities	354	–	(2)	352	197	–	(2)	195
Corporate debt	7,820	15	(2)	7,833	6,194	31	(1)	6,224
	52,914	310	(63)	53,161	53,635	341	(8)	53,968
Corporate public equity (2)	67	60	(1)	126	30	15	(3)	42
Corporate private equity	663	84	(37)	710	546	43	(46)	543
	730	144	(38)	836	576	58	(49)	585
	$53,644	$454	$ (101)	$53,997	$54,211	$399	$(57)	$54,553

(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $19 million (2020: $22 million).
(2)	Includes restricted stock.

144	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Fair value of equity securities designated at FVOCI that were disposed of during the year was $25 million (2020: $88 million). Net realized cumulative after-tax
gains of $27 million for the year (2020: $93 million) were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at October 31, 2021 was $5 million (2020: $5 million). Divi
d
end income recognized on equity securities designated at FVOCI that were disposed of during the year was nil (2020: $2 million).
The table below presents profit or loss recognized on FVOCI securities:

$ millions, for the year ended October 31	2021	2020	2019
Realized gains	$91	$30	$40
Realized losses	(2)	(1)	(2)
( Provision for ) reversal of credit losses on debt securities	2	(8)	(3)
	$91	$21	$35
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the year ended October 31		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2021	Debt securities measured at FVOCI
	Balance at beginning of year	$18	$4	$–		$22
	Provision for (reversal of) credit losses (1)	(13)	11	–		(2)
	Write-offs	–	–	–		–
	Foreign exchange and other	(1)	–	–		(1)
	Balance at end of year	$4	$15	$–		$19
2020	Debt securities measured at FVOCI
	Balance at beginning of year	$14	$3	$6		$23
	Provision for credit losses (1)(2)	5	2	1		8
	Write-offs	–	–	–		–
	Foreign exchange and other	(1)	(1)	(7	) (3)	(9)
	Balance at end of year	$18	$4	$–		$22

(1)	Included in the G ains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.
(2)
Excludes stage 3 provisions for credit loss
es
of $14 million for the year ended October 31, 2020 for originated credit-impaired amortized cost securities that are recognized in the
G
ains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.

(3)
Includes ECL of $8 million relating to Barbados U.S. dollar denominated securities that were derecognized in the third quarter of 2020 as a result of a U.S. dollar denominated debt restructuring agreement completed with the Government of Barbados.

Note 6	Loans (1)(2)

$ millions, as at October 31					2021					2020
	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance (3)	Net total	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance (3)	Net total
Residential mortgages (4)	$251,526	$158	$122	$280	$251,246	$221,165	$151	$212	$363	$220,802
Personal	41,897	106	662	768	41,129	42,222	113	719	832	41,390
Credit card	11,134	–	625	625	10,509	11,389	–	667	667	10,722
Business and government (4)	150,213	508	668	1,176	149,037	135,546	650	1,028	1,678	133,868
	$454,770	$772	$2,077	$2,849	$451,921	$410,322	$914	$2,626	$3,540	$406,782

(1)	Loans are net of unearned income of $591 million (2020: $530 million).
(2)	Includes gross loans of $83.3 billion (2020: $76.6 billion) denominated in U.S. dollars and $9.3 billion (2020: $8.4 billion) denominated in other foreign currencies.
(3)	Includes ECL allowances for customers’ liability under acceptances.
(4)	Includes $16 million of residential mortgages (2020: $63 million) and $25,651 million of business and government loans (2020: $23,291 million) that are measured at FVTPL.

CIBC 2021 ANNUAL REPORT	145

Consolidated financial statements

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the year ended October 31				2021
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of year	$51	$161	$151	$363
Originations net of repayments and other derecognitions	16	(13)	(21)	(18)
Changes in model	7	(8)	24	23
Net remeasurement (1)	(123)	22	68	(33)
Transfers (1)
– to 12-month ECL	119	(104)	(15)	–
– to lifetime ECL performing	(9)	27	(18)	–
– to lifetime ECL credit-impaired	–	(16)	16	–
Provision for (reversal of) credit losses (2)	10	(92)	54	(28)
Write-offs (3)	–	–	(27)	(27)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(17)	(17)
Foreign exchange and other	(2)	(6)	(6)	(14)
Balance at end of year	$59	$63	$158	$280
Personal
Balance at beginning of year	$204	$546	$113	$863
Originations net of repayments and other derecognitions	37	(47)	(9)	(19)
Changes in model	(19)	33	–	14
Net remeasurement (1)	(309)	281	179	151
Transfers (1)
– to 12-month ECL	287	(281)	(6)	–
– to lifetime ECL performing	(47)	62	(15)	–
– to lifetime ECL credit-impaired	(1)	(47)	48	–
Provision for (reversal of) credit losses (2)	(52)	1	197	146
Write-offs (3)	–	–	(266)	(266)
Recoveries	–	–	70	70
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	(2)	–	(4)	(6)
Balance at end of year	$150	$547	$106	$803
Credit card
Balance at beginning of year	$136	$572	$–	$708
Originations net of repayments and other derecognitions	–	(66)	–	(66)
Changes in model	(14)	123	–	109
Net remeasurement (1)	(259)	373	83	197
Transfers (1)
– to 12-month ECL	305	(305)	–	–
– to lifetime ECL performing	(31)	31	–	–
– to lifetime ECL credit-impaired	(1)	(211)	212	–
Provision for (reversal of) credit losses (2)	–	(55)	295	240
Write-offs (3)	–	–	(414)	(414)
Recoveries	–	–	119	119
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$136	$517	$–	$653
Business and government
Balance at beginning of year	$453	$683	$652	$1,788
Originations net of repayments and other derecognitions	31	(35)	(35)	(39)
Changes in model	(12)	(26)	1	(37)
Net remeasurement (1)	(302)	(19)	197	(124)
Transfers (1)
– to 12-month ECL	198	(173)	(25)	–
– to lifetime ECL performing	(63)	79	(16)	–
– to lifetime ECL credit-impaired	(4)	(30)	34	–
Provision for (reversal of) credit losses (2)	(152)	(204)	156	(200)
Write-offs (3)	–	–	(279)	(279)
Recoveries	–	–	14	14
Interest income on impaired loans	–	–	(20)	(20)
Foreign exchange and other	(24)	(30)	(15)	(69)
Balance at end of year	$277	$449	$508	$1,234
Total ECL allowance (4)	$622	$1,576	$772	$2,970
Comprises:
Loans	$551	$1,526	$772	$2,849
Undrawn credit facilities and other off-balance sheet exposures (5)	71	50	–	121

(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans, and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.

(3)
We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.

(4)
See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $15 million as at October 31, 2021 (2020: $16 million), $13 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (2020: $14 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2021 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our consolidated balance sheet.
(6)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.

146	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

$ millions, as at or for the year ended October 31				2020
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (6)	Total
Residential mortgages
Balance at beginning of year	$28	$43	$140	$211
Originations net of repayments and other derecognitions	9	(12)	(17)	(20)
Changes in model	(3)	30	–	27
Net remeasurement (1)	(21)	123	73	175
Transfers (1)
– to 12-month ECL	61	(51)	(10)	–
– to lifetime ECL performing	(23)	39	(16)	–
– to lifetime ECL credit-impaired	–	(10)	10	–
Provision for (reversal of) credit losses (2)	23	119	40	182
Write-offs (3)	–	–	(16)	(16)
Recoveries	–	–	6	6
Interest income on impaired loans	–	–	(19)	(19)
Foreign exchange and other	–	(1)	–	(1)
Balance at end of year	$51	$161	$151	$363
Personal
Balance at beginning of year	$174	$271	$128	$573
Originations net of repayments and other derecognitions	37	(51)	(12)	(26)
Changes in model	(13)	181	–	168
Net remeasurement (1)	(186)	378	247	439
Transfers (1)
– to 12-month ECL	300	(292)	(8)	–
– to lifetime ECL performing	(108)	126	(18)	–
– to lifetime ECL credit-impaired	–	(67)	67	–
Provision for (reversal of) credit losses (2)	30	275	276	581
Write-offs (3)	–	–	(353)	(353)
Recoveries	–	–	66	66
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	–	–	1	1
Balance at end of year	$204	$546	$113	$863
Credit card
Balance at beginning of year	$145	$340	$–	$485
Originations net of repayments and other derecognitions	(3)	(69)	–	(72)
Changes in model	(6)	59	–	53
Net remeasurement (1)	(223)	674	89	540
Transfers (1)
– to 12-month ECL	281	(281)	–	–
– to lifetime ECL performing	(58)	58	–	–
– to lifetime ECL credit-impaired	–	(209)	209	–
Provision for (reversal of) credit losses (2)	(9)	232	298	521
Write-offs (3)	–	–	(409)	(409)
Recoveries	–	–	111	111
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$136	$572	$–	$708
Business and government
Balance at beginning of year	$239	$158	$378	$775
Originations net of repayments and other derecognitions	51	(45)	(20)	(14)
Changes in model	14	(1)	(1)	12
Net remeasurement (1)	264	594	349	1,207
Transfers (1)
– to 12-month ECL	113	(103)	(10)	–
– to lifetime ECL performing	(201)	210	(9)	–
– to lifetime ECL credit-impaired	(21)	(121)	142	–
Provision for (reversal of) credit losses (2)	220	534	451	1,205
Write-offs (3)	–	–	(157)	(157)
Recoveries	–	–	9	9
Interest income on impaired loans	–	–	(21)	(21)
Foreign exchange and other	(6)	(9)	(8)	(23)
Balance at end of year	$453	$683	$652	$1,788
Total ECL allowance (4)	$844	$1,962	$916	$3,722
Comprises:
Loans	$735	$1,891	$914	$3,540
Undrawn credit facilities and other off-balance sheet exposures (5)	109	71	2	182
See previous page for footnote references.

CIBC 2021 ANNUAL REPORT	147

Consolidated financial statements

Inputs, assumptions and model techniques
Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:
•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.
In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.
The uncertainties inherent in the
COVID-19
pandemic have increased the level of judgment applied in respect of all these elements as discussed below. Actual credit losses could differ materially from those reflected in our estimates.
Determining when a significant increase in credit risk has occurred
The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at
12-month
ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.
For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan’s lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run
PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.
For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized.
While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change significantly over time.
All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list risk rating are normally automatically migrated to stage 2 from stage 1.
As at October 31, 2021, if the ECL for the stage 2 performing loans were measured using stage 1 ECL as opposed to lifetime ECL, the expected credit losses would be $731 million lower than the total recognized IFRS 9 ECL on performing loans (2020: $743 million).
Impact of the
COVID-19
pandemic
The determination of whether a SICR has occurred in the
COVID-19
pandemic required a heightened application of judgment in a number of areas, including with respect to the evaluation of the evolving macroeconomic environment, and the impact of client relief programs and government support.
Consistent with guidance issued by the IASB, interest or principal deferments pursuant to various relief programs provided to both our retail and business and government clients during the early stages of the pandemic had not automatically resulted in a SICR that would have triggered migration to stage 2 by reason only that a deferral under the program was granted. However, the inclusion of a loan in a relief program did not preclude its migration to stage 2 if we determined that there was a SICR based on our assessment of the changes in the risk of a default occurring over the expected life of a loan.
For retail clients and consistent with our past practice, SICR was determined based on an evaluation of the relative increase in lifetime PDs using forward-looking information reflective of our expectations. However, we applied judgment in the degree that our forecasts of certain forward-looking information, including unemployment, should cause a SICR in light of the level of government support provided.
For the majority of our business and government clients, we continued to utilize risk ratings as the primary determinant of a SICR. We applied judgment in the determination of the industries most impacted by the
COVID-19
pandemic and assessed the associated impact on risk ratings after considering the benefit of government support.
Measuring both
12-month
and lifetime expected credit losses
Our ECL models leverage the PD, LGD, and EAD parameters, as well as the portfolio segmentation used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the advanced internal ratings-based (AIRB) approach. Adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle
and downturn parameters used in the Basel regulatory calculations to point-in-time
parameters used under IFRS 9 that consider forward-looking information. For standardized business and government portfolios, available long-run
PDs, LGDs and EADs are also converted to
point-in-time
parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.
Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle
parameters should be adjusted for forward-looking information to determine point-in-time
parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle
PDs, LGDs and EADs into
point-in-time
parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time
parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

148	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is in
v
olved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.
Impact of the
COVID-19
pandemic
The measurement of ECL in the
COVID-19
pandemic required a heightened application of judgment in a number of areas, including with respect to our expectations concerning the degree to which forward-looking information would correlate with credit losses in the COVID-19 environment which was initially characterized by unprecedented levels of government support and continues to be characterized by low levels of consumer spending and default rates relative to the historical experience in our models. We applied judgment with respect to the degree that certain industries and portfolios would be negatively impacted by the
COVID-19
pandemic, the degree that various government support programs will continue to limit credit losses, and the degree that continued easing of pandemic-related constraints on economic activity is expected to impact business and consumer credit.
Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios
As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include Canadian unemployment rates, housing prices, gross domestic product (GDP) growth and household debt service ratios. In many cases these variables are forecasted at the provincial level. Housing prices are also forecasted at the municipal level in some cases. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include Standard & Poor’s (S&P) 500 growth rates, business credit growth rates, unemployment rates and credit spreads, while forward-looking information variables such as commodity prices and mining activity are significant for certain portfolios, and U.S. unemployment rates and U.S. GDP growth are significant for our U.S. portfolios.
For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic
Co-operation
and Development (OECD), the International Monetary Fund (IMF), and the Bank of Canada, as well as private sector economists. We then derive reasonably possible “upside case” and “downside case” scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.
The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted SBUs and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.
Impact of the
COVID-19
pandemic
The forecasting of forward-looking information and the determination of scenario weightings in the
COVID-19
pandemic continued to require a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties regarding the economic impact of the
COVID-19
pandemic.
The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at October 31, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	4.2%	2.4%	5.6%	2.8%	3.1%	1.6%
United States	4.7%	2.2%	5.8%	3.3%	2.8%	1.3%
Unemployment rate
Canada (2)	6.4%	5.9%	6.0%	5.5%	7.3%	6.8%
United States	4.4%	3.9%	3.8%	3.4%	6.0%	5.0%
Canadian Housing Price Index growth (2)	6.1%	2.8%	10.7%	6.3%	2.2%	(2.2)%
S&P 500 Index growth rate	6.1%	4.6%	10.3%	8.6%	(0.6)%	(1.7)%
Canadian household debt service ratio	13.6%	14.4%	13.0%	14.2%	14.1%	14.7%
West Texas Intermediate Oil Price (US$)	$69	$64	$74	$81	$56	$54

(1)	The remaining forecast period is generally two to four years.
(2)
National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

CIBC 2021 ANNUAL REPORT	149

Consolidated financial statements

	Base case		Upside case		Downside case
As at October 31, 2020	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	1.6%	3.8%	3.6%	4.6%	0.03%	2.0%
United States	1.7%	3.5%	3.0%	4.2%	(0.6)%	1.7%
Unemployment rate
Canada (2)	8.7%	6.7%	7.4%	5.9%	9.5%	8.4%
United States	7.4%	4.7%	5.1%	3.5%	9.2%	7.3%
Canadian Housing Price Index growth (2)	2.4%	3.0%	11.2%	10.4%	(6.9)%	(0.8)%
S&P 500 Index growth rate	5.6%	4.8%	11.2%	7.7%	(3.5)%	(5.3)%
Canadian household debt service ratio	13.9%	14.0%	12.8%	13.5%	14.8%	15.0%
West Texas Intermediate Oil Price (US$)	$42	$53	$51	$60	$34	$39

See previous page for footnote references.

As required, the forward-looking information used to estimate expected credit losses reflects our expectations as at October 31, 2021 and October 31, 2020, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our economic forecasts are made in the context of the continuing recovery underway from the severe downturn experienced in the second calendar quarter of 2020. As at October 31, 2021, our underlying base case projection is characterized by a deceleration in economic activity and a stall in the downward trend of the unemployment rate in the near term due to the likelihood of a modest rise in COVID-19 cases over the winter and continuing global supply chain disruptions. Our base case outlook continues to assume that effective mass vaccinations will further progress over the remainder of calendar 2021 and that the vaccination programs will be able to effectively respond to the new and emerging variants and that governments will respond to future infections of the virus and its variants with targeted health measures rather than broader economic closures. Our base case assumes that economic activity will return to the pre-COVID-19 levels in Canada in the first half of 2022, and that the unemployment rate will reach pre-pandemic levels in the latter half of 2022. Due to the relatively quicker end to large-scale lockdowns in the U.S. relative to Canada, our base case continues to assume that the U.S. will experience full economic recovery slightly before Canada.
The downside case forecast allows for a pullback in economic activity and a rise in the unemployment rate in the near term, if governments have to respond to rising virus cases with stricter measures than assumed under the base case. It also reflects a slower recovery thereafter to a lower level of sustained economic activity and an unemployment rate persistently above where it stood pre-pandemic. Meanwhile, the upside scenario continues to reflect a quicker recovery, with the pre-pandemic
level of activity reached in the fourth calendar quarter of 2021 and continuing at a higher trend level than the base case thereafter.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the
COVID-19
pandemic. Although the severity of the virus appears to be diminishing where vaccination rates are high, it remains a threat as case counts continue to rise in some countries and uncertainties remain regarding the pace of global vaccination efforts and the need for additional doses. Assumptions concerning the timing and effectiveness of mass vaccination programs to contain the spread of COVID-19 and its potential new variants such that severe restrictions will no longer need to be imposed by governments to limit the impact of subsequent waves of infection are material to these forecasts.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $249 million lower than the recognized ECL as at October 31, 2021 (2020: $204 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $414 million higher than the recognized ECL as at October 31, 2021 (2020: $938 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.
Use of management overlays
Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances.
Impact of the
COVID-19
pandemic
To address the uncertainties inherent in the COVID-19 environment, we utilized management overlays with respect to the impact that the
COVID-19
pandemic was estimated to have on the migration of certain business and government exposures that we believed were the most susceptible to these risks and the resulting measurement of the ECL for those exposures. The mitigating impact of government support measures was considered in the determination of these overlays to the extent not already reflected in our models, particularly in the early stages of the pandemic in 2020. In addition, management overlays were applied with respect to the impact of certain credit metrics and forward-looking information that are not expected to be as indicative of improvements in the credit condition of the portfolios as the historical experience in our models would have otherwise suggested, particularly during the recovery period in 2021.
The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.

150	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance
sheet exposures based on the a
p
plication of our
12-month
point-in-time PDs under IFRS 9 to our risk management PD bands within each respective stage for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of the MD&A for details on the CIBC risk categories.
Loans
(1)

$ millions, as at October 31				2021				2020
	Stage 1	Stage 2	Stage 3 (2)(3)	Total	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$162,307	$94	$–	$162,401	$146,139	$2	$–	$146,141
– Very low	49,958	640	–	50,598	45,678	1,166	–	46,844
– Low	22,912	6,547	–	29,459	12,491	6,042	–	18,533
– Medium	364	4,671	–	5,035	232	4,924	–	5,156
– High	–	840	–	840	–	1,054	–	1,054
– Default	–	–	443	443	–	–	654	654
– Not rated	2,160	395	195	2,750	1,810	818	155	2,783
Gross residential mortgages (4)(5)	237,701	13,187	638	251,526	206,350	14,006	809	221,165
ECL allowance	59	63	158	280	51	161	151	363
Net residential mortgages	237,642	13,124	480	251,246	206,299	13,845	658	220,802
Personal
– Exceptionally low	18,608	1	–	18,609	23,302	–	–	23,302
– Very low	5,179	4	–	5,183	1,618	157	–	1,775
– Low	8,091	4,389	–	12,480	8,662	2,497	–	11,159
– Medium	990	2,773	–	3,763	1,265	2,768	–	4,033
– High	252	803	–	1,055	331	769	–	1,100
– Default	–	–	109	109	–	–	140	140
– Not rated	585	60	53	698	513	159	41	713
Gross personal (5)	33,705	8,030	162	41,897	35,691	6,350	181	42,222
ECL allowance	125	537	106	768	179	540	113	832
Net personal	33,580	7,493	56	41,129	35,512	5,810	68	41,390
Credit card
– Exceptionally low	2,065	–	–	2,065	3,285	–	–	3,285
– Very low	715	–	–	715	1,388	–	–	1,388
– Low	4,653	347	–	5,000	2,340	–	–	2,340
– Medium	593	2,195	–	2,788	1,778	1,973	–	3,751
– High	–	435	–	435	–	472	–	472
– Default	–	–	–	–	–	–	–	–
– Not rated	123	8	–	131	135	18	–	153
Gross credit card	8,149	2,985	–	11,134	8,926	2,463	–	11,389
ECL allowance	127	498	–	625	125	542	–	667
Net credit card	8,022	2,487	–	10,509	8,801	1,921	–	10,722
Business and government (6)
– Investment grade	65,963	562	–	66,525	50,691	307	–	50,998
– Non-investment grade	85,764	4,599	–	90,363	80,471	7,319	–	87,790
– Watch list	67	2,985	–	3,052	447	4,291	–	4,738
– Default	–	–	1,033	1,033	–	–	1,359	1,359
– Not rated	174	24	–	198	218	49	–	267
Gross business and government (4)(7)	151,968	8,170	1,033	161,171	131,827	11,966	1,359	145,152
ECL allowance	240	428	508	1,176	380	648	650	1,678
Net business and government	151,728	7,742	525	159,995	131,447	11,318	709	143,474
Total net amount of loans	$430,972	$30,846	$1,061	$462,879	$382,059	$32,894	$1,435	$416,388

(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $19 million (2020: $22 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $15 million were recognized as at October 31, 2021 (2020: $16 million), $13 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (2020: $14 million).
O
ther

f
inancial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at October 31, 2021 and October 31, 2020. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $18 million (2020: $23 million), which were included in Other assets on our consolidated balance sheet.
(3)	As at October 31, 2021, 89% (2020: 93%) of stage 3 impaired loans were either fully or partially collateralized.
(4)	Includes $16 million (2020: $63 million) of residential mortgages and $25,651 million (2020: $23,291 million) of business and government loans that are measured at FVTPL.
(5)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(6)	Certain prior period amounts were restated.
(7)	Includes customers’ liability under acceptances of $10,958 million (2020: $9,606 million).

CIBC 2021 ANNUAL REPORT	151

Consolidated financial statements

Undrawn credit facilities and other
off-balance
sheet exposures

$ millions, as at October 31				2021				2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$130,212	$12	$–	$130,224	$124,690	$8	$–	$124,698
– Very low	12,868	59	–	12,927	6,632	137	–	6,769
– Low	7,937	1,811	–	9,748	8,703	416	–	9,119
– Medium	740	896	–	1,636	909	692	–	1,601
– High	73	495	–	568	263	503	–	766
– Default	–	–	34	34	–	–	28	28
– Not rated	375	8	–	383	411	23	–	434
Gross retail	152,205	3,281	34	155,520	141,608	1,779	28	143,415
ECL allowance	34	29	–	63	36	36	–	72
Net retail	152,171	3,252	34	155,457	141,572	1,743	28	143,343
Business and government (1)
– Investment grade	111,877	524	–	112,401	89,883	149	–	90,032
– Non-investment grade	58,652	1,714	–	60,366	55,910	3,679	–	59,589
– Watch list	19	734	–	753	91	1,665	–	1,756
– Default	–	–	91	91	–	–	129	129
– Not rated	346	9	–	355	795	41	–	836
Gross business and government	170,894	2,981	91	173,966	146,679	5,534	129	152,342
ECL allowance	37	21	–	58	73	35	2	110
Net business and government	170,857	2,960	91	173,908	146,606	5,499	127	152,232
Total net undrawn credit facilities and other off-balance sheet exposures	$323,028	$6,212	$125	$329,365	$288,178	$7,242	$155	$295,575

(1)	Certain prior period amounts were restated.
Net interest income after provision for credit losses

$ millions, for the year ended October 31	2021	2020	2019
Interest income	$14,741	$17,522	$20,697
Interest expense	3,282	6,478	10,146
Net interest income	11,459	11,044	10,551
Provision for (reversal of) credit losses	158	2,489	1,286
Net interest income after provision for credit losses	$11,301	$8,555	$9,265
Modified financial assets and client relief programs
During the early stages of the pandemic, CIBC had been actively engaged in lending activities to support our clients who were experiencing financial hardship caused by the
COVID-19
pandemic, including payment deferral options offered on cards, residential mortgages, personal lending products, and business and government loans. Modification gains or losses resulting from client relief programs were not significant.
As part of CIBC’s usual lending business, from time to time we may modify the contractual terms of loans classified as stage 2 and stage 3 for which the borrower has experienced financial difficulties, through the granting of a concession in the form of below-market rates or terms that we would not otherwise have considered.
During the year ended October 31, 2021, loans classified as stage 2 or stage 3 with an amortized cost of $654 million (2020: $10,498 million) were either modified through the granting of a financial concession in response to the borrower having experienced financial difficulties or were subject to the client relief programs in response to
COVID-19,
in each case before the time of modification or deferral. In addition, the gross carrying amount of previously modified or deferred stage 2 or stage 3 loans that have returned to stage 1 during the year ended October 31, 2021 was $1,461 million (2020: $5,287 million).

152	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 7	Structured entities and derecognition of financial assets

Structured entities
SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.
We consolidate a SE when the substance of the relationship indicates that we control the SE.
Consolidated structured entities
We consolidate the following SEs:
Credit card securitization trust
We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II), which purchases a proportionate share of credit card receivables on certain credit card accounts, with the proceeds received from the issuance of notes. We consolidate this trust because we have the power to direct the relevant activities and have exposure to substantially all the variability of returns for the excess spread (the deferred purchase price) that we receive over time.
Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.
The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.
As at October 31, 2021, $1.7 billion of credit card receivable assets with a fair value of $1.7 billion (2020: $1.7 billion with a fair value of $1.7 billion) supported associated funding liabilities of $1.7 billion with a fair value of $1.7 billion (2020: $1.7 billion with a fair value of $1.7 billion).
Covered bond guarantor
Under the Legislative Covered Bond Programme, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership (the Guarantor LP). The Guarantor LP holds interest and title to these transferred mortgages and serves to guarantee payment of principal and interest to bondholders. The covered bond liabilities are on-balance
sheet obligations that are fully collateralized by the mortgage assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. We consolidate this entity because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying mortgages.
As at October 31, 2021, our Legislative Covered Bond Programme had outstanding covered bond liabilities of $23.8 billion with a fair value of $24.0 billion (2020: $19.6 billion with a fair value of $19.7 billion).
CIBC-managed investment funds
We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2021, the total assets and non-controlling
interests in consolidated CIBC-managed investment funds were $50 million and $14 million, respectively (2020: $7 million and $3 million, respectively).
Non-controlling
interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.
Community-based
tax-advantaged
investments
We sponsor certain SEs that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at October 31, 2021, the program had outstanding loans of $92 million (2020: $75 million).
We consolidate these entities because we have the ability to direct the relevant activities and retain substantially all of the variability of returns on the underlying loans.
Non-consolidated
structured entities
The following SEs are not consolidated by CIBC because we do not have control over these SEs:
Single-seller and multi-seller conduits
We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may also obtain credit enhancement from third-party providers. As at October 31, 2021, the total assets in the single-seller conduit and multi-seller conduits amounted to $0.6 billion and $7.6 billion, respectively (2020: $0.5 billion and $8.4 billion, respectively).
We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by the multi-seller conduits for market-making purposes.
We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

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Consolidated financial statements

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.
All fees earned in respect of activities with the conduits are on a market basis.
Third-party structured vehicles
We have investments in and provide loans, liquidity and credit facilities to third-party SEs. We also have investments in limited partnerships in which we generally are a passive investor of the limited partnerships as a limited partner, and in some cases, we are the co-general
partner and have significant influence over the limited partnerships. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these limited partnerships.
Loan Warehouse Financing
We provide interim senior financing to third-party SEs for the purpose of future securitization. The SE is established by a third-party investor, who provides the initial investment into the SE (the equity investors). The senior financing enables the SE to purchase a loan portfolio at the direction of a collateral manager during the warehousing phase of the securitization. When the securitization transaction closes, the senior lenders are repaid by proceeds from the issuance of debt securities to investors.
Community Reinvestment Act investments
We hold debt and equity investments in limited liability entities to further our U.S. Community Reinvestment Act initiatives with a carrying value of $338 million (2020: $328 million). These entities invest in qualifying community development projects, including affordable housing projects that generate a return primarily by the realization of tax credits. Similar to other limited investors in these entities, we are obligated to provide funding up to our commitment level to these limited liability entities. As at October 31, 2021, the total assets of these limited liability entities were $5.9 billion (2020: $5.2 billion).
CIBC Capital Trust
We had issued senior deposit notes to CIBC Capital Trust, which funded the purchase of these notes through the issuance of CIBC Tier 1 Notes – Series B (Notes) that match the term of the senior deposit notes. The Notes were eligible for Tier 1 regulatory capital treatment and were subject to the phase-out
rules for capital instruments that would be viewed as
non-qualifying
capital instruments.
On November
1, 2021, CIBC Capital Trust redeemed all $300 million of its 10.25% Notes. As a result of the redemption of the Notes by CIBC Capital Trust, CIBC redeemed the corresponding senior deposit notes issued by CIBC to CIBC Capital Trust on November
 1, 2021.
See Note 17 for additional details.
CIBC-managed investment funds
As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2021, the total AUM in the non-consolidated
CIBC-managed investment funds amounted to $152.5 billion (2020: $125.2 billion).
CIBC structured collateralized debt obligation (CDO) vehicles
We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.
We previously curtailed our business activity in structuring CDO vehicles within our structured credit run-off
portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2021, the assets in the CIBC structured CDO vehicles have a total principal amount of $181 million (2020: $214 million).
Our
on-balance
sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

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Consolidated financial statements

$ millions, as at October 31, 2021	Single-seller and multi-seller conduits		Third-party structured vehicles	Loan Warehouse Financing	Other (1)
On-balance sheet assets at carrying value (2)
Securities	$35		$1,621	$–	$393
Loans	106		2,217	3,245	–
Investments in equity-accounted associates and joint ventures	–		–	–	1
	$141		$3,838	$3,245	$394
October 31, 2020	$107		$3,165	$395	$343
On-balance sheet liabilities at carrying value (2)
Deposits	$–		$–	$–	$300
Derivatives (3)	–		–	–	54
	$–		$–	$–	$354
October 31, 2020	$–		$–	$–	$410
Maximum exposure to loss, net of hedges
Investments and loans	$141		$3,838	$3,245	$394
Notional of written derivatives, less fair value losses	–		–	–	33
Liquidity, credit facilities and commitments	7,539	(4)	2,016	921	129
Less: hedges of investments, loans and written derivatives exposure	–		–	–	(36)
	$7,680		$5,854	$4,166	$520
October 31, 2020	$8,497		$5,682	$758	$492

(1)
Includes Community Reinvestment
Act-related
investment vehicles, CIBC Capital Trust, CIBC-managed investment funds, CIBC structured CDO vehicles and third-party structured vehicles related to structured credit run-off.

(2)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, Federal Farm Credit Bank, and Student Loan Marketing Association.
(3)
Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal client facilitation.

(4)
Excludes an additional $3.0 billion (2020: $2.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $35 million (2020: $12 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment tr
u
sts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.
Derecognition of financial assets
We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment
and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.
The majority of our financial assets transferred to
non-consolidated
entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.
Residential mortgage securitizations
We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by CMHC. Under the Canada Mortgage Bond Program, sponsored by CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program.
The sale of mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain pre-payment,
credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowings.
Securities held by counterparties as collateral under repurchase agreements
We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.
Securities lent for cash collateral or for securities collateral
We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.
The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2021		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$17,121	$17,023	$17,550	$17,726
Securities held by counterparties as collateral under repurchase agreements (2)	36,469	36,469	36,720	36,720
Securities lent for cash collateral (2)	1	1	13	13
Securities lent for securities collateral (2)	31,548	31,548	20,226	20,226
	$85,139	$85,041	$74,509	$74,685
Associated liabilities (3)	$85,061	$85,122	$75,853	$76,080

(1)
Consists mainly of Canadian residential mortgage loans transferred to Canada Housing Trust. Certain cash in transit balances related to the securitization process amounting to $792 million (2020: $1,148 million) have been applied to reduce these balances.

(2)
Does not include over-collateralization of assets pledged. Repurchase and securities lending arrangements are conducted with both CIBC-owned and third-party assets on a pooled basis. The carrying amounts represent an estimated allocation related to the transfer of our own financial assets.

(3)	Includes the obligation to return off-balance sheet securities collateral on securities lent and fair value hedge basis adjustments.

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Consolidated financial statements

Note 8	Property and equipment

$ millions, as at or for the year ended October 31		Right-of- use assets (1)	Land and buildings	Computer equipment	Office furniture, equipment and other (2)	Leasehold improvements (2)	Total
2021	Cost
	Balance at beginning of year	$1,790	$681	$1,109	$1,129	$1,178	$5,887
	Additions (3)	607	33	65	–	167	872
	Disposals (4)	(61)	(3)	(28)	(131)	(29)	(252)
	Adjustments (5)	(33)	(8)	(11)	(16)	(14)	(82)
	Balance at end of year	$2,303	$703	$1,135	$982	$1,302	$6,425
2020	Balance at end of year	$1,790	$681	$1,109	$1,129	$1,178	$5,887
2021	Accumulated depreciation
	Balance at beginning of year	$316	$305	$869	$553	$847	$2,890
	Depreciation (4)	301	15	102	48	64	530
	Disposals (4)	(55)	(4)	(38)	(120)	(22)	(239)
	Adjustments (5)	(12)	(3)	(10)	(9)	(8)	(42)
	Balance at end of year	$550	$313	$923	$472	$881	$3,139
2020	Balance at end of year	$316	$305	$869	$553	$847	$2,890
	Net book value
	As at October 31, 2021	$1,753	$390	$212	$510	$421	$3,286
	As at October 31, 2020	$1,474	$376	$240	$576	$331	$2,997

(1)	Includes right-of-use assets with a net book value of $49 million as at November 1, 2019 that were rented out through operating sublease arrangements.
(2)	Includes $234 million (2020: $306 million) of work-in-progress not subject to depreciation.
(3)	Includes impact of lease modifications.
(4)	Includes write-offs for properties that were vacated in the fourth quarter of 2021, and write-offs of fully depreciated assets.
(5)	Includes foreign currency translation adjustments.
Cost of net additions and disposals during the year was: Canadian Personal and Business Banking net disposals of
$70
million (2020: net additions of
 $860
million); Canadian Commercial Banking and Wealth Management net disposals of $
5
million (2020:
nil);
U.S. Commercial Banking and Wealth Management net additions of
$31
million (2020: net additions of
 $219 million); Capital Markets net additions of $20 million (2020: net additions of $166 million);
and Corporate and Other net additions
of $644
million (2020: net disposals of $
17
 million).

Note 9	Goodwill, software and other intangible assets

Goodwill
The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.
We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, as at or for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Other	Total
2021	Balance at beginning of year	$35	$884	$4,131	$203	$5,253
	Impairment	–	–	–	–	–
	Foreign currency translation adjustments	(3)	–	(293)	(3)	(299)
	Balance at end of year	$32	$884	$3,838	$200	$4,954
2020	Balance at beginning of year	$278	$884	$4,084	$203	$5,449
	Impairment	(248)	–	–	–	(248)
	Foreign currency translation adjustments	5	–	47	–	52
	Balance at end of year	$35	$884	$4,131	$203	$5,253

156	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Impairment testing of goodwill and key assumptions
CIBC FirstCaribbean
CIBC acquired a controlling interest in CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate and investment banking, retail and business banking, and wealth management. CIBC FirstCaribbean, which has assets of approximately US$13 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados and Trinidad and Tobago. The results of CIBC FirstCaribbean, including goodwill impairment charges thereon, are included in Corporate and Other.
On November 8, 2019 and as discussed in Note 4, we announced that we had entered into a definitive agreement to sell 66.73%

of CIBC FirstCaribbean’s outstanding shares to GNB. As a result of the valuation implied from the definitive agreement with GNB, we recognized a goodwill impairment charge of
$135 million in the fourth quarter of 2019. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020, subject to regulatory approvals. In the seco
n
d quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the
COVID-19
pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.
As a result of the lengthy regulatory review process, the worsening impact of the
COVID-19
pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting was no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the
COVID-19
pandemic and led to the recognition of an additional goodwill impairment charge of
$220 million.
On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive regulatory approval and that the transaction will not proceed.
In the fourth quarter of 2021, we performed our annual impairment test as at August 1, 2021. The recoverable amount of CIBC FirstCaribbean for 2021 is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations. We have determined that the estimated recoverable amount of the CIBC FirstCaribbean CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2021.
U.S. Commercial Banking and Wealth Management
The recoverable amount of the U.S. Commercial Banking and Wealth Management CGU (including The PrivateBank and Geneva Advisors) is based on a value in use calculation. For our annual impairment test as at August 1, 2021, we reverted to using a five-year
cash

flow projection to estimate the value in use, as compared to the ten-year cash flow projection utilized in the prior year, to reflect the partial recovery to more normal levels of economic growth. The cash flows projections are based on the financial plans approved by management, and an estimate of the capital required to be maintained to support ongoing operations.
We have determined that for the impairment testing performed as at August 1, 2021, the estimated recoverable amount of the U.S. Commercial Banking and Wealth Management CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2021.
A terminal growth rate of 4.3% as at August 1, 2021 (August 1, 2020: 4.0%) was applied to the years after the five
-year
forecast. All of the forecasted cash flows were discounted at an after-tax
rate of 9.3% as at August 1, 2021 (10.9%
pre-tax)
which we believe to be a risk-adjusted discount rate appropriate to U.S. Commercial Banking and Wealth Management (we used an after-tax
rate of 10.2% as at August 1, 2020). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; and (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.
If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.
Estimation of the recoverable amount is an area of significant judgment. The recoverable amount is estimated using an internally developed model which requires the use of significant assumptions including forecasted earnings, a discount rate, a terminal growth rate and forecasted regulatory capital requirements. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rate either in isolation or in any combination thereof.
Canadian Wealth Management
The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 7.0 to 10.9 as at August 1, 2021 (August 1, 2020: 7.9 to 13.7).
We have determined that the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount as at August 1, 2021. As a result, no impairment charge was recognized during 2021.
If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.
Other
The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2021, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.
Allocation to strategic business units
Goodwill of $4,954 million (2020: $5,253 million) is allocated to the SBUs as follows: Canadian Commercial Banking and Wealth Management of $954 million (2020: $954 million), Corporate and Other of $95 million (2020: $98 million), U.S. Commercial Banking and Wealth Management of $3,837 million (2020: $4,131 million), Capital Markets of $61 million (2020: $63 million), and Canadian Personal and Business Banking of $7 million (2020: $7 million).

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Consolidated financial statements

Software and other intangible assets
The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2021	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	(2)	(2)
	Balance at end of year	$116	$24	$140
2020	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	–	–
	Balance at end of year	$116	$26	$142

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2021	Gross carrying amount
	Balance at beginning of year	$3,508	$619	$22	$257	$4,406
	Additions	592	–	–	–	592
	Disposals (5)	(19)	–	–	–	(19)
	Adjustments (6)	(20)	(44)	(2)	(18)	(84)
	Balance at end of year	$4,061	$575	$20	$239	$4,895
2020	Balance at end of year	$3,508	$619	$22	$257	$4,406
2021	Accumulated amortization
	Balance at beginning of year	$1,983	$457	$12	$135	$2,587
	Amortization and impairment (5)	408	51	3	25	487
	Disposals (5)	(8)	–	–	–	(8)
	Adjustments (6)	(16)	(33)	(2)	(9)	(60)
	Balance at end of year	$2,367	$475	$13	$151	$3,006
2020	Balance at end of year	$1,983	$457	$12	$135	$2,587
	Net book value
	As at October 31, 2021	$1,694	$100	$7	$88	$1,889
	As at October 31, 2020	$1,525	$162	$10	$122	$1,819

(1)	Includes $659 million (2020: $620 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the acquisitions of CIBC FirstCaribbean and The PrivateBank.
(3)
Represents a combination of management contracts purchased as part of past acquisitions including The PrivateBank and Geneva Advisors in 2017, as well as Lowenhaupt Global Advisors, LLC (LGA) and Cleary Gull in 2019.

(4)	Represents customer relationships associated with past acquisitions including The PrivateBank and Geneva Advisors in 2017, and LGA in 2019.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes foreign currency translation adjustments .
Net additions and disposals of gross carrying amount during the year
were: Canadian Personal and Business Banking net disposals of $2 million (2020: net additions of $1 million); Canadian Commercial Banking and Wealth Management net disposals of nil (2020: net disposals of nil); U.S. Commercial Banking and Wealth Management net additions of $5 million (2020: net disposals of $8 million); Capital Markets net disposals of nil (2020: net disposals of nil); and Corporate and Other net additions of $570 million (2020: net additions of $459 million).

Note 10	Other assets

$ millions, as at October 31	2021	2020
Accrued interest receivable	$1,271	$1,317
Defined benefit asset (Note 19)	1,372	247
Precious metals (1)	3,005	2,731
Brokers’ client accounts	12,273	9,153
Current tax receivable	1,676	2,201
Other prepayments	582	557
Derivative collateral receivable	6,599	4,950
Accounts receivable	859	519
Other (2)	1,588	1,533
	$29,225	$23,208

(1)	Includes gold and silver bullion that are measured at fair value using unadjusted market prices quoted in active markets.
(2)
Includes investments in subleases of $664 million as at October 31, 2021 (2020: $749 million), related to certain subleases we have re-assessed
as finance subleases as part of the adoption of IFRS 16. For the year ended October 31, 2021, finance income related to our investment in sublease was $47 million (2020: $53 million). Future lease payments receivable are $472 million over the next five years, and $683 million thereafter until expiry of the subleases.

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Consolidated financial statements

Note 11	Deposits (1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	2021 Total	2020 Total
Personal	$16,339	$146,017	$51,576	$213,932	$202,152
Business and government (7)(8)	100,719	86,394	157,275	344,388	311,426
Bank	10,334	161	9,751	20,246	17,011
Secured borrowings (9)	–	–	42,592	42,592	40,151
	$127,392	$232,572	$261,194	$621,158	$570,740
Comprises:
Held at amortized cost				$602,628	$557,321
Designated at fair value				18,530	13,419
				$621,158	$570,740
Total deposits include (10) :
Non-interest-bearing deposits
Canada				$93,850	$71,122
U.S.				16,522	13,833
Other international				5,601	5,798
Interest-bearing deposits
Canada				406,642	389,439
U.S.				70,312	66,399
Other international				28,231	24,149
				$621,158	$570,740

(1)	Includes deposits of $215.4 billion (2020: $185.2 billion) denominated in U.S. dollars and deposits of $37.1 billion (2020: $30.2 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2.2 million (2020: $3.1 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $32.6 billion (2020: $19.9 billion) of deposits which are subject to the bank recapitalization
(bail-in)
conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $300 million (2020: $303 million) of Notes issued to CIBC Capital Trust. These Notes were redeemed on November 1, 2021. For additional information , see Note 1 7 .
(8)
Includes $8.8 billion (2020: $9.1 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(9)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(10)	Classification is based on geographical location of the CIBC office.

Note 12	Other liabilities

$ millions, as at October 31	2021	2020
Accrued interest payable	$781	$1,200
Defined benefit liability (Note 19)	602	676
Gold and silver certificates	113	133
Brokers’ client accounts	5,809	5,303
Derivative collateral payable	6,662	4,772
Negotiable instruments	1,149	1,110
Accrued employee compensation and benefits	2,961	2,174
Accounts payable and accrued expenses	2,259	2,153
Other (1)	4,587	4,613
	$24,923	$22,134

(1)
Includes the carrying value of our lease liabilities, which was $2,134 million as at October 31, 2021 (2020: $1,866 million
).
 The undiscounted cash flows related to the contractual maturity of our lease liabilities is $363 million for the period less than 1 year, $1,074 million between years
1-5,
and $1,107 million thereafter until expiry of the leases. During the year ended October 31, 2021, interest expense on lease liabilities was $51 million (2020: $60 million).

Note 13	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative ins
t
ruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2021		2020
	Assets	Liabilities	Assets	Liabilities
Trading (Note 3)	$34,647	$30,040	$31,356	$29,392
ALM (Note 3) (1)	1,265	2,061	1,374	1,116
	$35,912	$32,101	$32,730	$30,508

(1)	Comprised of derivatives that qualify for hedge accounting under IAS 39 and derivatives used for economic hedges.

CIBC 2021 ANNUAL REPORT	159

Consolidated financial statements

Derivatives used by CIBC
The majority of our derivative contracts are OTC transactions, which consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract; and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its c
o
unterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.
The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined
future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange-traded markets.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.
Foreign exchange derivatives
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.
Foreign exchange swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Credit derivatives
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.
CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.
In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.
Equity derivatives
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

160	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Notional amounts
The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.
The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2021		2020
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter

Forward rate agreements	$9,679	$3,081	$–	$12,760	$7,149	$5,611	$10,593	$3,026
Centrally cleared forward rate agreements	87,710	12,488	–	100,198	100,198	–	149,428	–
Swap contracts	46,976	132,683	87,201	266,860	243,655	23,205	264,184	29,852
Centrally cleared swap contracts	1,064,805	1,752,039	642,217	3,459,061	2,998,139	460,922	2,840,793	445,189
Purchased options	5,794	6,429	1,440	13,663	13,319	344	9,188	1,754
Written options	7,384	5,573	1,216	14,173	13,912	261	9,370	766
	1,222,348	1,912,293	732,074	3,866,715	3,376,372	490,343	3,283,556	480,587
Exchange-traded
Futures contracts	134,137	30,507	–	164,644	164,644	–	269,670	–
Purchased options	5,251	–	–	5,251	5,251	–	3,060	–
Written options	10,251	–	–	10,251	10,251	–	5,060	–
	149,639	30,507	–	180,146	180,146	–	277,790	–
Total interest rate derivatives	1,371,987	1,942,800	732,074	4,046,861	3,556,518	490,343	3,561,346	480,587
Foreign exchange derivatives
Over-the-counter
Forward contracts	695,383	19,864	1,318	716,565	709,628	6,937	1,071,423	8,751
Swap contracts	128,433	260,439	155,259	544,131	491,884	52,247	486,689	42,326
Purchased options	18,224	1,685	22	19,931	19,843	88	19,008	–
Written options	20,529	2,090	7	22,626	21,887	739	22,229	454
	862,569	284,078	156,606	1,303,253	1,243,242	60,011	1,599,349	51,531
Exchange-traded
Futures contracts	6	–	–	6	6	–	3	–
Total foreign exchange derivatives	862,575	284,078	156,606	1,303,259	1,243,248	60,011	1,599,352	51,531
Credit derivatives
Over-the-counter
Credit default swap contracts – protection purchased	1,102	574	561	2,237	2,210	27	1,907	29
Centrally cleared credit default swap contracts – protection purchased	97	561	989	1,647	1,524	123	2,424	160
Credit default swap contracts – protection sold	874	334	96	1,304	1,304	–	614	9
Centrally cleared credit default swap contracts – protection sold	–	68	309	377	377	–	1,309	–
Total credit derivatives	2,073	1,537	1,955	5,565	5,415	150	6,254	198
Equity derivatives
Over-the-counter	59,281	25,562	600	85,443	83,612	1,831	86,865	4,914
Exchange-traded	75,276	18,097	191	93,564	93,564	–	89,824	–
Total equity derivatives	134,557	43,659	791	179,007	177,176	1,831	176,689	4,914
Precious metal derivatives
Over-the-counter	6,678	140	–	6,818	6,818	–	9,681	–
Exchange-traded	406	4	–	410	410	–	524	–
Total precious metal derivatives	7,084	144	–	7,228	7,228	–	10,205	–
Other commodity derivatives
Over-the-counter	17,510	23,142	558	41,210	41,210	–	34,142	8
Centrally cleared commodity derivatives	119	–	–	119	119	–	55	–
Exchange-traded	21,810	12,151	412	34,373	34,373	–	18,700	–
Total other commodity derivatives	39,439	35,293	970	75,702	75,702	–	52,897	8
Total notional amount of which:	$2,417,715	$2,307,511	$892,396	$5,617,622	$5,065,287	$552,335	$5,406,743	$537,238
Over-the-counter (1)	2,170,578	2,246,752	891,793	5,309,123	4,756,788	552,335	5,019,902	537,238
Exchange-traded	247,137	60,759	603	308,499	308,499	–	386,841	–

(1)
For OTC derivatives that are not centrally cleared, $1,622.2 billion (2020: $1,984.6 billion) are with counterparties that have two-way
collateral posting arrangements, $37.1 billion (2020: $44.9 billion) are with counterparties that have one-way
collateral posting arrangements, and $88.4 billion (2020: $88.3 billion) are with counterparties that have no collateral posting arrangements. Counterparties with whom we have more than insignificant OTC derivative portfolios and one-way
collateral posting arrangements are either sovereign entities or supra national financial institutions.

CIBC 2021 ANNUAL REPORT	161

Consolidated financial statements

Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivatives are financial instruments where valuation is linked to changes in interest rates, foreign exchange rates, equity, commodity, credit prices or indices. Changes in value as a result of the aforementioned risk factors are referred to as market risk.
Market risk arising from derivative trading activities is managed in order to mitigate risk in line with CIBC’s risk appetite. To manage market risk, we set market risk limits and may enter into hedging transactions.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that a loss would occur in replacing the defaulted transaction.
We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure. We establish counterparty credit limits and limits for CCP exposures based on a counterparty’s creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.).
We negotiate netting agreements to contain the
build-up
of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out
and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.
Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.
A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.
The following table summarizes our credit exposure arising from derivatives, which includes the current replacement cost, credit equivalent amount and risk-weighted amount.
In the second quarter of 2020, we adopted the Internal Model Method (IMM) for the determination of the EAD amount for most of our derivatives portfolios. The EAD amount is based on effective expected positive exposure (EEPE) which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. It is calculated as EEPE multiplied by the prescribed alpha factor of 1.4 and is reduced by CVA losses. The EAD amount is then multiplied by counterparty risk variables to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.
From the first quarter of 2019 to the second quarter of 2020, the Standardized Approach for Counterparty Credit Risk
(SA-CCR)
was used in calculating the replacement cost, EAD amount and risk-weighted assets. The current replacement cost was the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument was dependent upon its terms relative to prevailing market prices. Replacement cost included the impact of certain collateral amounts and the impact of master netting agreements. The EAD amount was calculated as the sum of replacement cost and the potential future exposure, multiplied by an alpha of 1.4, and was reduced by CVA losses. The potential future exposure was an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. Similar to IMM, the EAD amount was then multiplied by counterparty risk variables to arrive at the risk-weighted amount
.

162	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

$ millions, as at October 31					2021					2020 (1)
	Current replacement cost (2)			Credit equivalent amount (3)	Risk- weighted amount	Current replacement cost (2)			Credit equivalent amount (3)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$–	$4	$4	$35	$31	$–	$16	$16	$135	$12
Swap contracts	2,116	141	2,257	4,182	1,360	3,974	237	4,211	6,744	2,705
Purchased options	14	2	16	26	14	17	6	23	35	26
Written options	4	–	4	8	4	9	–	9	5	2
	2,134	147	2,281	4,251	1,409	4,000	259	4,259	6,919	2,745
Exchange-traded	3	–	3	332	10	–	–	–	309	9
	2,137	147	2,284	4,583	1,419	4,000	259	4,259	7,228	2,754
Foreign exchange derivatives
Over-the-counter
Forward contracts	943	196	1,139	4,027	1,335	851	364	1,215	4,974	1,423
Swap contracts	452	389	841	2,684	751	358	481	839	2,324	700
Purchased options	144	14	158	156	54	116	1	117	182	65
Written options	40	–	40	50	19	47	–	47	44	20
	1,579	599	2,178	6,917	2,159	1,372	846	2,218	7,524	2,208
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	3	1	4	105	16	7	9	16	144	21
– protection sold	1	–	1	18	7	10	–	10	13	6
	4	1	5	123	23	17	9	26	157	27
Equity derivatives
Over-the-counter	254	79	333	3,910	935	275	55	330	3,100	658
Exchange-traded	1,310	–	1,310	6,298	195	579	–	579	3,929	120
	1,564	79	1,643	10,208	1,130	854	55	909	7,029	778
Precious metal derivatives
Over-the-counter	41	2	43	128	88	58	–	58	136	55
Exchange-traded	–	–	–	53	2	–	–	–	20	1
	41	2	43	181	90	58	–	58	156	56
Other commodity derivatives
Over-the-counter	4,106	2	4,108	6,246	1,788	1,293	25	1,318	2,365	866
Exchange-traded	17	–	17	2,506	100	3	–	3	1,291	52
	4,123	2	4,125	8,752	1,888	1,296	25	1,321	3,656	918
RWA related to non-trade exposures t o central c ounterparties					306					213
RWA related to CVA charge					7,174					7,202
Total derivatives	$9,448	$830	$10,278	$30,764	$14,189	$7,597	$1,194	$8,791	$25,750	$14,156

(1)
Effective in the second quarter of 2020, we adopted the IMM approach for CCR for qualifying derivative transactions which impacted the calculation of EAD and risk-weighted assets (RWA). Some derivatives are not eligible for IMM and remain under
SA-CCR.

(2)	Current replacement cost reflects the current mark-to-market (MTM) value of derivatives offset by eligible financial collateral, where present.
(3)
Under IMM, EEPE is used, which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. The EAD is calculated as EEPE multiplied by the prescribed alpha factor of 1.4. The EAD under
SA-CCR
is calculated as the sum of replacement cost and potential future exposure, multiplied by the prescribed alpha factor of 1.4.

The following table presents the current replacement cost of derivatives by geographic region based on the location of the derivative counterparty:

$ millions, as at October 31				2021				2020
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
Derivative instruments
By counterparty type
Financial institutions	$558	$1,693	$1,130	$3,381	$921	$949	$1,156	$3,026
Governments	641	1	17	659	982	–	4	986
Corporate	1,824	3,445	969	6,238	1,823	1,774	1,182	4,779
Total derivative instruments	$3,023	$5,139	$2,116	$10,278	$3,726	$2,723	$2,342	$8,791

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Consolidated financial statements

Note 14	Designated accounting hedges

Hedge accounting
We apply hedge accounting as part of managing the market risk of certain non-trading
portfolios arising from changes due to interest rates, foreign exchange rates, and equity market prices. See the shaded sections in
“Non-trading
activities” in the MD&A for further information on our risk management strategy for these risks. See Note 13 for further information on the derivatives used by CIBC.
Interest rate risk
The majority of our derivative contracts used to hedge certain exposures to benchmark interest rate risk are interest rate swaps. For fair value hedges, we convert our fixed interest rate exposures from the hedged financial instruments to floating interest rate exposures. For cash flow hedges, we convert certain exposures to cash flow variability from our variable rate instruments to fixed interest rate exposures.
Foreign currency risk
For our fair value hedges, we mainly use various combinations of cross-currency interest rate swaps and interest rate swaps to hedge our exposures to foreign currency risk together with interest rate risk, converting our fixed foreign currency rate exposures to floating functional currency rate exposures.
For our cash flow hedges, the majority of our derivative contracts are used to hedge our exposures to cash flow variability arising from fluctuations in foreign exchange rates, and mainly consist of cross-currency interest rate swaps.
For NIFO hedges, we use a combination of foreign denominated deposit liabilities and foreign exchange forwards to manage our foreign currency exposure of our NIFOs with a functional currency other than the Canadian dollar.
Equity price risk
We use cash-settled total return swaps in designated cash flow hedge relationships to hedge changes in CIBC’s share price in respect of certain cash-settled share-based compensation awards. Note 18 provides details on our cash-settled share-based compensation plans.
For the hedge relationships described above, hedge effectiveness is assessed at the inception of the hedge relationship and on an ongoing basis, primarily using the dollar offset method. The sources of hedge ineffectiveness are mainly attributed to the following:
•	Utilization of hedging instruments that have a non-zero fair value at the inception of the hedge relationship;
•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors between the hedged item and the hedging instruments arising from different rate reset frequencies and timing of cash flows; and
•
Differences in the discount curves to determine the basis adjustments of the hedged items and the fair value of the hedging derivatives, including from the application of OIS and CVA to the valuation of derivatives when they are applicable.

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Consolidated financial statements

Designated hedging instruments
The following table provides a summary of financial instruments designated as hedging instruments:

		Notional amount of the hedging instrument (1)(2)	Maturity range			Fair value of the hedging derivatives		Gains (losses) on changes in fair value used for calculating hedge ineffectiveness
$ millions, as at October 31			Less than 1 year	1-5 years	Over 5 years	Assets	Liabilities
2021	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	$13,002	$6,605	$6,397	$–	$165	$191	$(55)
	Interest rate risk
	Interest rate swaps	12,073	4,846	7,227	–	–	–	(223)
	Equity share price risk
	Equity swaps	1,679	964	715	–	44	1	529
		$26,754	$12,415	$14,339	$–	$209	$192	$251
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$226	$226	$–	$–	$1	$1	$14
	Deposits (3)	24,116	24,116	–	–	n/a	n/a	1,534
		$24,342	$24,342	$–	$–	$1	$1	$1,548
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$190,769	$72,010	$99,532	$19,227	$152	$162	$1,018
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	38,213	7,804	23,483	6,926	478	1,391	48
	Interest rate swaps	20,907	4,113	13,692	3,102	–	–	(260)
		$249,889	$83,927	$136,707	$29,255	$630	$1,553	$806
		$300,985	$120,684	$151,046	$29,255	$840	$1,746	$2,605
2020	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	$7,329	$3,692	$3,637	$–	$134	$161	$43
	Interest rate risk
	Interest rate swaps	15,104	6,085	9,019	–	13	–	320
	Equity share price risk
	Equity swaps	1,171	1,012	159	–	5	23	(131)
		$23,604	$10,789	$12,815	$–	$152	$184	$232
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$247	$247	$–	$–	$–	$–	$(2)
	Deposits (3)	20,409	20,409	–	–	n/a	n/a	(154)
		$20,656	$20,656	$–	$–	$–	$–	$(156)
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$205,518	$61,911	$126,570	$17,037	$170	$194	$(815)
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	34,329	2,185	26,689	5,455	795	486	(26)
	Interest rate swaps	17,025	–	14,311	2,714	–	5	66
		$256,872	$64,096	$167,570	$25,206	$965	$685	$(775)
		$301,132	$95,541	$180,385	$25,206	$1,117	$869	$(699)

(1)
For some hedge relationships, we apply a combination of derivatives to hedge the underlying exposures; therefore, the notional amounts of the derivatives generally exceed the carrying amount of the hedged items.

(2)
As at October 31, 2021, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to U.S. LIBOR with a maturity date beyond June 30, 2023, and CHF LIBOR and GBP LIBOR with a maturity date beyond December 31, 2021, was
$39

billion and
$9
billion, respectively. See “Interest Rate Benchmark Reform” in Note 1 for details.

(3)	Notional amount represents the principal amount of deposits as at October 31, 2021 and October 31, 2020.
n/a	Not applicable.

CIBC 2021 ANNUAL REPORT	165

Consolidated financial statements

The following table provides the average rate or price of the hedging derivatives:

As at October 31			Average exchange rate (1)		Average fixed interest rate (1)		Average share price
2021	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	AUD – CAD	0.94		n/a		n/a
		GBP – CAD	1.72
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.57%		n/a
			n/a	USD	0.77%		n/a
	Equity share price risk
	Equity swaps		n/a		n/a		$118.17
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.92		n/a		n/a
		HKD – CAD	0.16		n/a		n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.37%		n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.50		0.08%		n/a
		GBP – CAD	1.66		1.31%		n/a
		USD – CAD	1.27		1.29%		n/a
	Interest rate swaps		n/a	CHF	(0.02)%		n/a
			n/a	EUR	(0.39	) %	n/a
			n/a	GBP	0.71%		n/a
2020	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	AUD – CAD	0.97		n/a		n/a
		EUR – CAD	1.51		n/a		n/a
		GBP – CAD	1.68
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.60%		n/a
			n/a	USD	1.65%		n/a
	Equity share price risk
	Equity swaps		n/a		n/a		$105.11
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.93		n/a		n/a
		HKD – CAD	0.17		n/a		n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.52%		n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.41		0.12%		n/a
		GBP – CAD	1.65		1.06%		n/a
		USD – CAD	1.36		1.69%		n/a
	Interest rate swaps		n/a	CHF	(0.41)%		n/a
			n/a	EUR	0.00%		n/a
			n/a	GBP	0.71%		n/a

(1)	Includes average foreign exchange rates and interest rates relating to significant hedging relationships.
n/a	Not applicable.

166	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Designated hedged items
The following table provides information on designated hedged items:

		Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item		Gains (losses) on change in fair value used for calculating hedge ineffectiveness
$ millions, as at or for the year ended October 31		Assets	Liabilities	Assets	Liabilities
2021	Cash flow hedges (1)
	Foreign exchange risk
	Deposits	$–	$5,514	n/a	n/a	$54
	Interest rate risk
	Loans	12,070	–	n/a	n/a	223
	Equity share price risk
	Share-based payment	–	1,549	n/a	n/a	(529)
		$12,070	$7,063	n/a	n/a	$(252)
	NIFO hedges	$24,342	$–	n/a	n/a	$(1,548)
	Fair value hedges (2)
	Interest rate risk
	Securities	$31,661	$–	$(243)	$–	$(1,403)
	Loans	45,180	–	(583)	–	(1,340)
	Deposits	–	91,414	–	(261)	1,568
	Subordinated indebtedness	–	5,419	–	10	192
	Foreign exchange / interest rate risk
	Deposits	–	19,662	–	(154)	217
		$76,841	$116,495	$(826)	$(405)	$(766)
2020	Cash flow hedges (1)
	Foreign exchange risk
	Deposits	$–	$3,132	n/a	n/a	$(44)
	Interest rate risk
	Loans	15,092	–	n/a	n/a	(320)
	Equity share price risk
	Share-based payment	–	1,061	n/a	n/a	131
		$15,092	$4,193	n/a	n/a	$(233)
	NIFO hedges	$20,656	$–	n/a	n/a	$156
	Fair value hedges (2)
	Interest rate risk
	Securities	$33,319	$–	$1,347	$–	$783
	Loans	62,171	–	1,005	–	1,161
	Deposits	–	90,597	–	1,466	(1,019)
	Subordinated indebtedness	–	4,632	–	202	(113)
	Foreign exchange / interest rate risk
	Loans	5	–	–	–	–
	Deposits	–	17,331	–	81	(35)
		$95,495	$112,560	$2,352	$1,749	$777

(1)	As at October 31, 2021, the amount remaining in AOCI related to discontinued cash flow hedges was a net gain of $73 million (2020: $ 134 million).
(2)
As at October 31, 2021, the accumulated fair value hedge net asset adjustment remaining on the consolidated balance sheet related to discontinued fair value hedges was $44 million (2020: net asset of $75 million).

n/a	Not applicable.
Hedge accounting gains (losses) in the consolidated statement of comprehensive income

$ millions, for the year ended October 31		Beginning balance of AOCI – hedge reserve (after-tax)	Change in the value of the hedging instrument recognized in OCI (before-tax)	Amount reclassified from accumulated OCI to income (before-tax) (1)	Tax benefit (expense)	Ending balance of AOCI hedge reserve (after-tax)	Hedge ineffectiveness gains (losses) recognized in income
2021	Cash flow hedges
	Foreign exchange risk	$(2)	$(64)	$57	$2	$(7)	$–
	Interest rate risk	279	(223)	(63)	75	68	–
	Equity share price risk	(3)	529	(421)	(29)	76	–
		$274	$242	$(427)	$48	$137	$–
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(1,341)	$1,548	$–	$(53)	$154	$–
2020	Cash flow hedges
	Foreign exchange risk	$(2)	$4	$(4)	$–	$(2)	$(2)
	Interest rate risk	98	320	(74)	(65)	279	–
	Equity share price risk	17	(131)	104	7	(3)	–
		$113	$193	$26	$(58)	$274	$(2)
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(1,139)	$(156)	$–	$(46)	$(1,341)	$–

(1)
During the year ended October 31, 2021, the amount reclassified from AOCI to net income for cash flow hedges of forecasted transactions that were no longer expected to occur was nil (2020: immaterial).

CIBC 2021 ANNUAL REPORT	167

Consolidated financial statements

Hedge accounting gains (losses) in the consolidated statement of income

$ millions, for the year ended October 31		Gains (losses) on the hedging instruments	Gains (losses) on the hedged items attributable to hedged risk	Hedge ineffectiveness gains (losses) recognized in income
2021	Fair value hedges
	Interest rate risk	$1,018	$(983)	$35
	Foreign exchange / interest rate risk	(212)	217	5
		$806	$(766)	$40
2020	Fair value hedges
	Interest rate risk	$(815)	$812	$(3)
	Foreign exchange / interest rate risk	40	(35)	5
		$(775)	$777	$2

Note 15	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets. All redemptions are subject to regulatory approval.
Terms of subordinated indebtedness

$ millions, as at October 31										2021		2020
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency		Par value	Carrying value (2)	Par value	Carrying value (2)
5.75	(3)	July 11, 2024	(4)				TT$175 million		$32	$32	$35	$35
3.42	(5)(6)	January 26, 2026			January 26, 2021	(7)			–	–	1,000	1,001
3.45	(5)(8)	April 4, 2028			April 4, 2023				1,500	1,525	1,500	1,568
8.70		May 25, 2029	(4)						25	37	25	40
2.95	(5)(9)	June 19, 2029			June 19, 2024				1,500	1,484	1,500	1,535
2.01	(10)	July 21, 2030			July 21, 2025				1,000	976	1,000	1,000
11.60		January 7, 2031		January 7, 1996					200	196	200	214
1.96	(11)	April 21, 2031			April 21, 2026				1,000	976	–	–
10.80		May 15, 2031		May 15, 2021					150	146	150	160
8.70		May 25, 2032	(4)						25	39	25	44
8.70		May 25, 2033	(4)						25	40	25	45
8.70		May 25, 2035	(4)						25	42	25	48
Floating	(12)	July 31, 2084			July 27, 1990		US$38 million	(13)	47	47	59	59
Floating	(14)	August 31, 2085			August 20, 1991		US$11 million	(15)	14	14	17	17
									5,543	5,554	5,561	5,766
Subordinated indebtedness sold short (held) for trading purposes									(15)	(15)	(54)	(54)
									$5,528	$5,539	$5,507	$5,712

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)
Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on July 11, 2018 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean.

(4)	Not redeemable prior to maturity date.
(5)
Debentures are also subject to a
non-viability
contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).

(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.57% above the three-month Canadian dollar bankers’ acceptance rate.
(7)
On January 26, 2021, we redeemed all $1.0 billion of our 3.42% Debentures due January 26, 2026. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.18% above the three-month Canadian dollar bankers’ acceptance rate.
(10)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.28% above the three-month Canadian dollar bankers’ acceptance rate.
(11)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 0.56% above the three-month Canadian dollar bankers’ acceptance rate.
(12)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(13)	US$6 million (2020: US$21 million) of this issue was repurchased and cancelled during 2021 .
(14)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(15)	US$2 million (2020: US$4 million) of this issue was repurchased and cancelled during 2021 .

168	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 16	Common and preferred shares and other equity instruments

The following table presents the number of common and preferred shares outstanding and dividends paid, and other equity instruments and distributions paid thereon:
Common and preferred shares outstanding and other equity instruments

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2021					2020					2019
	Shares outstanding		Dividends and distributions paid			Shares outstanding		Dividends and distributions paid			Shares outstanding		Dividends and distributions paid
	Number of shares	Amount	Amount	$ per share		Number of shares	Amount	Amount	$ per share		Number of shares	Amount	Amount	$ per share
Common shares	450,829,278	$14,351	$2,622	$5.84		446,932,750	$13,892	$2,592	$5.82		445,325,744	$13,589	$2,488	$5.60
Class A Preferred Shares
Series 39	16,000,000	400	15	0.93		16,000,000	400	15	0.93		16,000,000	400	16	0.96
Series 41	12,000,000	300	12	0.98		12,000,000	300	12	0.97		12,000,000	300	11	0.94
Series 43	12,000,000	300	9	0.79		12,000,000	300	10	0.87		12,000,000	300	11	0.90
Series 45	32,000,000	800	35	1.10		32,000,000	800	35	1.10		32,000,000	800	35	1.10
Series 47	18,000,000	450	20	1.13		18,000,000	450	20	1.13		18,000,000	450	20	1.13
Series 49	13,000,000	325	17	1.30		13,000,000	325	17	1.30		13,000,000	325	13	1.00
Series 51	10,000,000	250	13	1.29		10,000,000	250	13	1.29		10,000,000	250	5	0.53
		$2,825	$121				$2,825	$122				$2,825	$111
Treasury shares – common shares	(1,302)	$–				152,579	$16				15,931	$2
Treasury shares – preferred shares	(20)	–				–	–				–	–
Other Equity Instruments
Limited recourse capital notes Series 1 (1)		$750	$37	4.375%	(2)		$750	$–	4.375%	(2)		$–	$–
Limited recourse capital notes Series 2 (3)		$750	$–	4.000%	(2)		$–	$–				$–	$–

(1)	See 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) section below for details.
(2)	Represents the annual interest rate percentage applicable to the LRCNs issued as at October 31 for each respective year.
(3)	See 4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness) section below for details.
Common shares
CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.
Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2021		2020		2019
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	447,085,329	$13,908	445,341,675	$13,591	442,826,380	$13,243
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	1,705,070	176	823,502	87	511,567	52
Shareholder investment plan	1,011,279	132	1,534,320	144	1,777,738	194
Employee share purchase plan	1,180,179	150	1,457,784	140	1,213,078	131
	450,981,857	$14,366	449,157,281	$13,962	446,328,763	$13,620
Purchase of common shares for cancellation	–	–	(2,208,600)	(68)	(1,000,000)	(30)
Treasury shares	(153,881)	(15)	136,648	14	12,912	1
Balance at end of year	450,827,976	$14,351	447,085,329	$13,908	445,341,675	$13,591

(1)	Includes the settlement of contingent consideration related to prior acquisitions.
Common shares reserved for issue
As at October 31, 2021, 13,470,943 common shares (2020: 14,996,337) were reserved for future issue pursuant to stock option plans, 11,837,505 common shares (2020: 12,848,784) were reserved for future issue pursuant to the Shareholder Investment Plan, 6,823,960 common shares (2020: 8,183,815) were reserved for future issue pursuant to the ESPP and other activities, and 2,397,018,750 common shares (2020: 2,246,208,750) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.
Normal course issuer bid
On March 13, 2020, following the onset of the COVID-19 pandemic, OSFI imposed temporary measures on federally regulated financial institutions to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021.
We intend to purchase for cancellation up to 10 million common shares, or approximately 2.2%

of our outstanding common shares, under a new NCIB, subject to the approval of the TSX. Our previous bid expired on June 3, 2020.

CIBC 2021 ANNUAL REPORT	169

Consolidated financial statements

Preferred shares and other equity instruments
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares
 at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Preferred share and other equity instruments rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly
non-cumulative
dividends.
Non-cumulative
Rate Reset Class A Preferred Shares Series 39, 41, 43, 45, 47, 49, and 51 (NVCC) are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the terms of the preferred shares
.
Non-cumulative
Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)
On June 11, 2014, we issued 16 million Series 39 shares with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares paid quarterly cash dividends, as declared, at a rate of 3.90%. The dividend was reset to 3.713%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2019. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.
Holders of the Series 39 shares had the right to convert their shares on a one-for-one
basis into
Non-cumulative
Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019. As the conditions for conversion were not met, no Series 40 shares were issued, and all of the Series 39 shares remain outstanding. Holders of the Series 39 shares will have the right to convert their shares on a one-for-one
basis into Series 40 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the then outstanding Series 40 shares may convert their shares on a one-for-one
basis into Series 39 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2024, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2029, and on July 31 every five years thereafter.
Non-cumulative
Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)
On December 16, 2014, we issued 12 million Series 41 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of January 31, 2020, the Series 41 shares paid quarterly cash dividends, as declared, at a rate of 3.75%. The dividend was reset to 3.909%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2020. On January 31, 2025, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.
Holders of the Series 41 shares had the right to convert their shares on a one-for-one
basis into
Non-cumulative
Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. Holders of the Series 41 shares will have the right to convert their shares on a one-for-one
basis into Series 42 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the then outstanding Series 42 shares may convert their shares on a one-for-one
basis into Series 41 shares, subject to certain conditions, on January 31, 2030 and on January 31 every five years thereafter.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2025 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2030 and on January 31 every five years thereafter.
Non-cumulative
Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)
On March 11, 2015, we issued 12 million Series 43 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of July 31, 2020, the Series 43 shares paid quarterly cash dividends, as declared, at a rate of 3.60%. The dividend was reset to 3.143%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2020. On July 31, 2025, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.
Holders of the Series 43 shares had the right to convert their shares on a one-for-one
basis into
Non-cumulative
Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020. As the conditions for conversion were not met, no Series 44 shares were issued, and all of the Series 43 shares remain outstanding. Holders of the Series 43 shares will have the right to convert their shares on a one-for-one
basis into Series 44 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the then outstanding Series 44 shares may convert their shares on a one-for-one
basis into Series 43 shares, subject to certain conditions, on July 31, 2030 and on July 31 every five years thereafter.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2025 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2030 and on July 31 every five years thereafter.
Non-cumulative
Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares)
On June 2, 2017, we issued 32 million Series 45 shares with a par value of $25.00 per share, for gross proceeds of $800 million. For the initial five-year
period to the earliest redemption date of July 31, 2022, the Series 45 shares pay quarterly cash dividends, as declared, at a rate of 4.40%. On July 31, 2022, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.38%.
Holders of the Series 45 shares will have the right to convert their shares on a one-for-one
basis into
Non-cumulative
Floating Rate Class A Preferred Shares Series 46 (NVCC) (Series 46 shares), subject to certain conditions, on July 31, 2022 and on July 31 every five years thereafter. Holders of the Series 46 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.38%. Holders of the then outstanding Series 46 shares may convert their shares on a one-for-one
basis into Series 45 shares, subject to certain conditions, on July 31, 2027 and on July 31 every five years thereafter.

170	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 45 shares at par on July 31, 2022 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 46 shares at par on July 31, 2027 and on July 31 every five years thereafter.
Non-cumulative
Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares)
On January 18, 2018, we issued 18 million
Non-cumulative
Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) with a par value of $25.00 per share, for gross proceeds of $450 million. For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares pay quarterly cash dividends, as declared, at a rate of 4.50%. On January 31, 2023, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.
Holders of the Series 47 shares will have the right to convert their shares on a one-for-one
basis into
Non-cumulative
Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the then outstanding Series 48 shares may convert their shares on a one-for-one
basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on Jan
u
ary 31, 2023 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2028 and on January 31 every five years thereafter
.
Non-cumulative
Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares)
On January 22, 2019, we issued 13 million
Non-cumulative
Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay quarterly cash dividends, as declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.
Holders of the Series 49 shares will have the right to convert their shares on a one-for-one
basis into
Non-cumulative
Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the then outstanding Series 50 shares may convert their shares on a one-for-one
basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.
Non-cumulative
Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares)
On June 4, 2019, we issued 10 million
Non-cumulative
Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares) with a par value of $25.00 per share, for gross proceeds of $250 million. For the initial five-year period to the earliest redemption date of July 31, 2024, the Series 51 shares pay quarterly cash dividends, as declared, at a rate of 5.15%. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.62%.
Holders of the Series 51 shares will have the right to convert their shares on a one-for-one
basis into
Non-cumulative
Floating Rate Class A Preferred Shares Series 52 (NVCC) (Series 52 shares), subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 52 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.62%. Holders of the then outstanding Series 52 shares may convert their shares on a one-for-one
basis into Series 51 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 51 shares at par on July 31, 2024 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 52 shares at par on July 31, 2029 and on July 31 every five years thereafter.
4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) (LRCN Series 1 Notes)
On September 16, 2020
,
we issued $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness). The LRCN Series 1 Notes mature on October 28, 2080, and bear interest at a fixed rate of 4.375% per annum (paid semi-annually) until October 28, 2025. Starting on October 28, 2025, and every five years thereafter until October 28, 2075, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.
Concurrently with the issuance of the LRCN Series 1 Notes, we issued
Non-Cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 53 (NVCC) (Series 53 Preferred Shares) which are held in the CIBC LRCN Limited Recourse Trust (Limited Recourse Trust) that is consolidated by CIBC and as a result the Series 53 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 1 Notes when due, the sole remedy of each LRCN Series 1 Note holder is limited to that holder’s proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust.
Subject to regulatory approval, we may redeem the LRCN Series 1 Notes, in whole or in part, every five years during the period from September 28 to and including October 28, commencing in 2025, at par.
The LRCN Series 1 Notes and the Series 53 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see “NVCC conversion mechanics” below). Upon the occurrence of a Trigger Event, each Series 53 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 1 Note holders, into a variable number of common shares which will be delivered to LRCN Series 1 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 1 Notes. All claims of LRCN Series 1 Note holders against CIBC under the LRCN Series 1 Notes will be extinguished upon receipt of such common shares.

4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness) (LRCN Series 2 Notes)
On September 14, 2021
,
we issued $750 million principal amount of 4.000% Limited Recourse Capital Notes Series 2 (NVCC) (subordinated indebtedness). The LRCN Series 2 Notes mature on January 28, 2082, and bear interest at a fixed rate of 4.000% per annum (paid semi-annually) until January 28, 2027. Starting on January 28, 2027, and every five years thereafter until January 28, 2077, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 3.102% per annum.

CIBC 2021 ANNUAL REPORT	171

Consolidated financial statements

Concurrently

with the issuance of the LRCN Series 2 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 54 (NVCC) (the Series 54 Preferred Shares) which are held in the Limited Recourse Trust that is consolidated by CIBC and as a result the Series 54 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 2 Notes when due, the sole remedy of each LRCN Series 2 Note holder is limited to that holder’s proportionate share of the Series 54 Preferred Shares held in the Limited Recourse Trust.
Subject to regulatory approval, we may redeem the LRCN Series 2 Notes, in whole or in part, every five years during the period from December 28 to and including January 28, commencing on December 28, 2026, at par.
The LRCN Series 2 Notes and the Series 54 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see “NVCC conversion mechanics” below). Upon the occurrence of a Trigger Event, each Series 54 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 2 Note holders, into a variable number of common shares which will be delivered to LRCN Series 2 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 2 Notes. All claims of LRCN Series

2
Note holders against CIBC under the LRCN Series 2 Notes will be extinguished upon receipt of such common shares.
Limited Recourse Capital Notes (the Notes)
The Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each Note holder in the event of non-payment will be limited to that holder’s proportionate share of the non-cumulative Rate Reset Class A Preferred Shares Series 53 and 54 held in the Limited Recourse Trust. The liability component of the Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the Notes have been presented as equity on the consolidated balance sheet and any interest payments paid thereon are accounted for as equity distributions.
NVCC conversion mechanics
Each series of Class A preferred shares discussed above are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event”. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of the Series 53 and 54 Preferred Shares) plus declared and unpaid dividends (except for the Series 53 and 54 Preferred Shares while held in the Limited Recourse Trust) by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41, Series 43, Series 45, Series 47, Series 49, and Series 51 shares as equity.
Terms of Class A Preferred Shares

Outstanding as at October 31, 2021	Quarterly dividends per share (1)	Earliest specified redemption date	Cash redemption price per share
Series 39	$0.232063	July 31, 2024	$25.00
Series 41	$0.244313	January 31, 2025	$25.00
Series 43	$0.196438	July 31, 2025	$25.00
Series 45	$0.275000	July 31, 2022	$25.00
Series 47	$0.281250	January 31 2023	$25.00
Series 49	$0.325000	April 30, 2024	$25.00
Series 51	$0.321875	July 31, 2024	$25.00

(1)	Quarterly dividends may be adjusted depending on the timing of issuance or redemption.
Restrictions on the payment of dividends
Under Section 79 of the
Bank Act
(Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
As noted above
, OSFI
imposed measures on
federally regulated financial institutions to cease dividend increases in March 2020.
The
temporary measures were
lifted
effective
November 4, 2021.
In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment. Our Series 53 and 54 Preferred Shares further limit the payment of dividends on the outstanding Class A Preferred Shares Series 39 to 51 in certain limited circumstances.
We
had
agreed that if CIBC Capital Trust
failed
to pay any interest payments on
its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we
would
not declare dividends of any kind on any of our preferred or common shares for a specified period of time. These Notes were redeemed on November 1, 2021. For additional details
,
see Note 17.
Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.
Capital
Objectives, policy and procedures
Our overall capital management objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy approved by the Board, which includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Capital is monitored continuously for compliance.
Each year, a Capital Plan and three-year outlook are established as a part of the financial plan, and they encompass all material elements of capital: forecasts of sources and uses of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and issuances of capital instruments. The Capital Plan is stress-tested to ensure that it is sufficiently robust under severe but plausible stress scenarios. The level of capital and capital ratios are monitored throughout the year including a comparison to the Capital Plan. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

172	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Regulatory capital requirements under Basel III
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS).
CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a Common Equity Tier 1 (CET1) surcharge equal to

1.0
%
of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of

2.5
%
 effective October 31, 2021, reflecting an increase from 1.0% since March 2020. The 2.5% reflects the highest DSB requirement under OSFI capital requirements. This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of

10.5
%,
12.0
%, and
14.0
%,
respectively. These targets may be higher for certain institutions at OSFI’s discretion.
Regulatory capital and ratios
Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.
CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying
innovative Tier 1 notes subject to
phase-out
rules for capital instruments. Tier 2 capital includes NVCC subordina
t
ed indebtedness,
non-qualifying
subordinated indebtedness subject to
phase-out
rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.
Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at October 31		2021	2020
CET1 capital (1)		$33,751	$30,876
Tier 1 capital	A	38,344	34,775
Total capital		44,202	40,969

Total RWA		272,814	254,871

CET1 ratio		12.4%	12.1%
Tier 1 capital ratio		14.1%	13.6%
Total capital ratio		16.2%	16.1%
Leverage ratio exposure	B	$823,343	$741,760
Leverage ratio	A/B	4.7%	4.7%

(1)
Beginning in the second quarter of 2020, includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until 2022.

During the years ended October 31, 2021 and 2020, we have complied with OSFI’s regulatory capital requirements
.

Note 17	Capital Trust securities

CIBC Capital Trust is a trust wholly owned by CIBC and established under the laws of the Province of Ontario. As at October 31, 2021, CIBC Capital Trust had $300
million outstanding of CIBC Tier 1 Notes – Series B,
due
 June 30, 2108 (the Notes), redeemable on or after June 30, 2014 at the Canada Yield Price; redeemable at par on June 30, 2039.
The Notes were issued on March 13, 2009. CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.
The Notes were structured to achieve Tier 1 regulatory capital treatment and, as such, had
features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series B prior to the earliest redemption date specified without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.
Under the OSFI Capital Adequacy Requirements (CAR) Guideline, any Tier 1 Notes – Series B outstanding as of November 1, 2021 would not be recognized as regulatory capital. With OSFI’s prior approval, on November 1, 2021, CIBC Capital Trust redeemed all
$300 million of its 10.25%
Tier 1 Notes – Series B
at
 100%
of their principal amount together with accrued and unpaid interest up to but excluding the redemption date. As a result of the redemption of the Tier 1 Notes – Series B by CIBC Capital Trust, CIBC also redeemed the corresponding senior deposit notes issued by CIBC to CIBC Capital Trust on November 1, 2021.

CIBC 2021 ANNUAL REPORT	173

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.
Restricted share award plan
Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash either at the end of three years or one-third
annually beginning one year after the date of the grant. Dividend equivalents on RSA units are paid in cash or in the form of additional RSA units to the employees at the end of the vesting period or settlement date.
Grant date fair value of each cash-settled RSA unit granted is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.
During the year, 2,899,365 RSAs were granted at a weighted-average price of $111.34 (2020: 2,864,000 granted at a weighted-average price of $113.62; 2019: 2,666,888 granted at a weighted-average price of $113.01) and the number of RSAs outstanding as at October 31, 2021 was 8,521,839 (2020: 8,391,532; 2019: 8,343,235).
Compensation expense in respect of RSAs, before the impact of hedging for changes in share price, totalled
$692 million in 2021 (2020: $275 million; 2019: $319 million). As at October 31, 2021, liabilities in respect of RSAs, which are included in Other liabilities, were $1,136 million (2020: $775 million).
Performance share unit plan
Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs are provided in the form of additional PSUs.
The grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.
During the year, 876,295 PSUs were granted at a weighted-average price of $110.16 (2020: 835,785 granted at a weighted-average price of $115.30; 2019: 952,273 granted at a weighted-average price of $113.48). As at October 31, 2021, the number of PSUs outstanding, before the impact of CIBC’s relative performance, was 2,911,800 (2020: 2,967,248; 2019: 3,033,980).
Compensation expense in respect of PSUs, before the impact of hedging for changes in share price, totalled
 $241 million in 2021 (2020: $90 million; 2019: $106 million). As at October 31, 2021, liabilities in respect of PSUs, which are included in Other liabilities, were $413 million (2020: $286 million).
Exchangeable shares
As part of our acquisition of Wellington Financial in the first quarter of 2018, equity-settled awards in the form of exchangeable shares, which vest over a period of up to five years and have specific service and non-market performance vesting conditions, were issued to selected employees. Employees receive dividend equivalents in the form of additional common shares upon vesting.

Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for the impact of best estimates on the satisfaction of the service requirements and non-market
performance conditions. At the acquisition, each exchangeable share was granted at $123.99, and the number of exchangeable shares outstanding that have not vested as at October 31, 2021 was 153,015 (2020: 278,711; 2019: 386,010). Compensation expense in respect of exchangeable shares totalled $12 million in 2021 (2020: $9 million
; 2019: $8 million
).
Deferred share unit plan/deferred compensation plan
Under the DSU plan and DCP plan, certain employees can elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to. In addition, certain key employees are granted DSUs during the year as special grants. DSUs are generally fully vested upon grant or vest in accordance with the vesting schedule defined in the grant agreement and settle in cash on a date within the period specified in the plan terms. Employees receive dividend equivalents in the form of additional DSUs.
Grant date fair value of each cash settled DSU that is not granted under the DCP is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee’s termination of employment. The grant date fair value for DCP grants is based on the closing stock price on the New York Stock Exchange (NYSE) on the last day of the calendar quarter. Upon distribution, each DSU is settled in cash based on the average closing price per common share on the NYSE for the 10 trading days prior to the date of the distribution.
During the year, 182,174 DSUs were granted at a weighted-average price of $110.62 (2020: 183,941 granted at a weighted-average price of $106.22; 2019: 173,089 granted at a weighted-average price of $110.53) and the number of DSUs outstanding as at October 31, 2021 was 893,018 (2020: 791,571; 2019: 617,281).
Compensation expense in respect of DSUs, before the impact of hedging for changes in share price, totalled
$70 million in 2021 (2020: $8 million; 2019: $17 million). As at October 31, 2021, liabilities in respect of DSUs, which are included in Other liabilities, were $146 million (2020: $90 million).
Directors’ plans
Each director who is not an officer or employee of CIBC may elect to receive 1) the annual equity retainer as either DSUs or common shares, under the Director DSU/Common Share Election Plan and 2) all or a portion of their remuneration in the form of cash, common shares or DSU’s under the
Non-Officer
Director Share Plan.
The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC or of an affiliate of CIBC, and for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable only if the director is not related to, or affiliated with, CIBC as defined in the
Income Tax Act
(Canada).
Other
non-interest
expense in respect of the DSU components, before the impact of hedging for changes in share price of these plans, totalled
$14 million in 2021 (2020: nil; 2019: $3 million). As at October 31, 2021, liabilities in respect of DSUs, which are included in Other liabilities, were $37 million (2020: $23 million).

174	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Stock option plans
Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the
r
ight to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.
The following tables summarize the activities of the stock options and provide additional details related to stock options outstanding and vested.

As at or for the year ended October 31		2021		2020		2019
	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	5,680,111	$100.39	5,176,962	$96.93	4,713,163	$91.05
Granted	1,057,208	110.79	818,290	109.87	894,324	111.50
Exercised (2)	(1,525,394)	87.83	(314,469)	68.10	(393,055)	58.60
Forfeited	(63,998)	111.85	(672)	70.66	(35,714)	110.42
Cancelled/expired	–	–	–	–	(1,756)	45.63
Outstanding at end of year	5,147,927	$106.67	5,680,111	$100.39	5,176,962	$96.93
Exercisable at end of year	2,067,561	$98.96	2,783,694	$88.63	2,290,139	$80.27
Available for grant	8,323,016		9,316,226		10,133,844
Reserved for future issue	13,470,943		14,996,337		15,310,806

(1)
For foreign currency-denominated options granted and exercised during the year, the weighted-average exercise prices are translated using exchange rates as at the grant date and settlement date, respectively. The weighted-average exercise price of outstanding balances as at October 31, 2021 reflects the conversion of foreign currency-denominated options at the year-end
exchange rate.

(2)	The weighted-average share price at the date of exercise was $128.51 (2020: $97.72; 2019: $106.94).

As at October 31, 2021	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$11.00 – $55.00	98,164	1.15	$30.59	98,164	$30.59
$55.01 – $65.00	99,889	3.81	56.54	99,889	56.54
$65.01 – $75.00	39,090	0.12	71.51	39,090	71.51
$75.01 – $85.00	104,408	1.08	80.10	104,408	80.10
$85.01 – $95.00	156,437	2.04	90.52	156,437	90.52
$95.01 – $105.00	526,392	3.70	99.34	526,392	99.34
$105.01 – $115.00	3,438,358	7.51	110.71	724,534	110.56
$115.01 – $125.00	685,189	6.09	120.02	318,647	120.02
	5,147,927	6.38	$106.67	2,067,561	$98.96
The fair value of options granted during the year was measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield, contractual terms for the exercise price, and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.
The following weighted-average assumptions were used as inputs into the Black-Scholes option pricing model to determine the fair value of options on the date of grant:

For the year ended October 31	2021	2020	2019
Weighted-average assumptions
Risk-free interest rate	0.96%	2.00%	2.63%
Expected dividend yield	6.50%	6.80%	5.87%
Expected share price volatility	20.25%	15.30%	18.36%
Expected life	6 years	6 years	6 years
Share price/exercise price	$110.79	$109.87	$111.50
For 2021, the weighted-average grant date fair value of options was $6.73 (2020: $3.90; 2019: $8.22).
Compensation expense in respect of stock options totalled $7 million in 2021 (2020: $5 million; 2019: $7 million).
Employee share purchase plan
Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Employee contributions to our ESPP are used to purchase common shares from Treasury. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.
Our contributions are expensed as incurred and totalled $53 million in 2021 (2020: $50 million; 2019: $48 million).

CIBC 2021 ANNUAL REPORT	175

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.
Plan characteristics, funding and risks
Pension plans
Pension plans include CIBC’s Canadian, U.S., U.K., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 92% of our consolidated defined benefit obligation. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 66,000 active, deferred, and retired members.
The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year
waiting period for members to join the CIBC Pension Plan.
The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations. Any contributions in excess of the minimum requirements are discretionary.
The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency (CRA) and is subject to the acts and regulations that govern federally regulated pension plans.
Other post-employment plans
Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than
93
% of our consolidated other post-employment defined benefit obligation.
The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay-as-you-go
basis.
Benefit changes
There were no material changes to the terms of our Canadian defined benefit pension plans in 2021 or 2020. Certain plan amendments were made to our other pension and other post-employment plans in 2020, which resulted in a negative past service cost.
Risks
CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.
The CIBC pension plan operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk.
Interest rate risk is managed as part of the CIBC pension plan’s liability-driven investment strategy through a combination of physical bonds, overlays funded in the repo market, and/or derivatives.
Market (investment) risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.
The use of derivatives within the CIBC pension plan is governed by its derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). In addition to the management of interest rate risk, risk reduction and mitigation strategies may include hedging of currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.
Plan governance
All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees. However, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC). For the Canadian pension plans, the MRCC is responsible for setting the strategy for the pension plans, reviewing material risks, performance including funded status, and approving material design or governance changes.
While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the benefits promised by our funded plans, to maximize long-term investment returns while not compromising the benefit security of the respective plans, manage the level of funding contributions in conjunction with the stability of the funded status, and implement all policies in a cost effective manner. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.
The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the use of synthetic debt or equity instruments, currency hedging, risk reduction and enhancement of returns.
Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.
The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and plan funding requirements.

176	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the PBMC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced
as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.
Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the PBMC. The PBMC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.
Local committees with similar mandates manage our
non-Canadian
plans and annually report back to the MRCC on all material governance activities.
Amounts recognized on the consolidated balance sheet
The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2021	2020	2021	2020
Defined benefit obligation
Balance at beginning of year	$9,139	$8,722	$609	$671
Current service cost	280	277	7	14
Past service cost (1)	(1)	(20)	9	(77)
Interest cost on defined benefit obligation	267	268	17	20
Employee contributions	5	5	–	–
Benefits paid	(386)	(369)	(26)	(26)
Special termination benefits	–	10	–	–
Foreign exchange rate changes	(49)	8	(3)	1
Net actuarial (gains) losses on defined benefit obligation	(691)	238	(64)	6
Balance at end of year	$8,564	$9,139	$549	$609
Plan assets
Fair value at beginning of year	$9,341	$8,853	$–	$–
Interest income on plan assets (2)	282	277	–	–
Net actuarial gains (losses) on plan assets (2)	479	349	–	–
Employer contributions	249	227	26	26
Employee contributions	5	5	–	–
Benefits paid	(386)	(369)	(26)	(26)
Plan administration costs	(8)	(7)	–	–
Foreign exchange rate changes	(58)	6	–	–
Fair value at end of year	$9,904	$9,341	$–	$–
Net defined benefit asset (liability)	1,340	202	(549)	(609)
Valuation allowance (3)	(17)	(17)	–	–
Net defined benefit asset (liability), net of valuation allowance	$1,323	$185	$(549)	$(609)

(1)	Prior year amounts include amounts related to the restructuring charge, and gains related to plan amendments recognized in 2020. See Note 23 for additional details on the restructuring charge.
(2)	The actual return on plan assets for the year was $761 million (2020: $626 million).
(3)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.
The net defined benefit asset (liability), net of valuation allowance, included in Other assets and Other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2021	2020	2021	2020
Other assets	$1,372	$247	$–	$–
Other liabilities (1)	(49)	(62)	(549)	(609)
	$1,323	$185	$(549)	$(609)

(1)	Excludes $4 million (2020: $5 million) of other liabilities for other post-employment plans of immaterial subsidiaries.
The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2021	2020	2021	2020
Defined benefit obligation
Canada	$7,846	$8,384	$512	$568
U.S., U.K., and the Caribbean	718	755	37	41
Defined benefit obligation at the end of year	$8,564	$9,139	$549	$609
Plan assets
Canada	$8,996	$8,469	$–	$–
U.S., U.K., and the Caribbean	908	872	–	–
Plan assets at the end of year	$9,904	$9,341	$–	$–

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Consolidated financial statements

Amounts recognized in the consolidated statement of income
The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2021	2020	2019	2021	2020	2019
Current service cost (1)	$280	$277	$218	$7	$14	$11
Past service cost (2)	(1)	(20)	1	9	(77)	–
Interest cost on defined benefit obligation	267	268	303	17	20	24
Interest income on plan assets	(282)	(277)	(323)	–	–	–
Special termination benefits (2)	–	10	–	–	–	–
Plan administration costs	8	7	6	–	–	–
Loss on settlements	–	–	1	–	–	–
Net defined benefit plan expense recognized in net income	$272	$265	$206	$33	$(43)	$35

(1)
The 2021, 2020 and 2019 current service costs were calculated using separate discount rates of 2.99%, 3.14%, and 4.14%, respectively, to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan’s active participants.

(2)	Prior year amount includes amounts related to the restructuring charge, and gains related to plan amendments recognized in 2020. See Note 23 for additional details on the restructuring charge.
Amounts recognized in the consolidated statement of comprehensive income
The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2021	2020	2019	2021	2020	2019
Actuarial gains (losses) on defined benefit obligation arising from changes in:
Demographic assumptions	$(1)	$148	$–	$16	$13	$–
Financial assumptions	798	(327)	(1,133)	42	(26)	(78)
Experience	(106)	(59)	(45)	6	7	1
Net actuarial gains (losses) on plan assets	479	349	965	–	–	–
Changes in asset ceiling excluding interest income	–	(1)	(5)	–	–	–
Net remeasurement gains (losses) recognized in OCI (1)	$1,170	$110	$(218)	$64	$(6)	$(77)

(1)
Excludes net remeasurement gains/losses recognized in OCI in respect of immaterial subsidiaries not included in the disclosures totalling $6 million net losses (2020: $5 million of net losses; 2019: $2 million of net losses).

Canadian defined benefit plans
As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 92% of our consolidated defined benefit obligation, they are the subject and focus of the disclosures in the balance of this note.
Disaggregation and maturity profile of defined benefit obligation
The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2021	2020	2021	2020
Active members	$4,014	$4,362	$99	$129
Deferred members	569	626	–	–
Retired members	3,263	3,396	413	439
Total	$7,846	$8,384	$512	$568
The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2021	2020	2021	2020
Weighted-average duration, in years	14.2	14.8	11.7	12.6

178	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Plan assets
The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

$ millions, as at October 31	2021		2020
Asset category (1)
Canadian equity securities (2)	$753	8%	$540	6%

Debt securities (3)
Government bonds	4,917	55	5,001	59
Corporate bonds	755	8	1,195	14
	5,672	63	6,196	73
Investment funds (4)
Canadian equity funds	40	1	30	–
U.S. equity funds	560	6	423	5
International equity funds (5)	39	1	32	–
Global equity funds (5)	1,171	13	961	12
Emerging markets equity funds	296	3	229	3
Fixed income funds	110	1	117	1
	2,216	25	1,792	21
Other (2)
Alternative investments (6)	1,740	20	1,281	16
Cash and cash equivalents and other	257	2	241	3
Obligations related to securities sold under repurchase agreements	(1,642)	(18)	(1,581)	(19)
	355	4	(59)	–
	$8,996	100%	$8,469	100%

(1)
Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2021 was a net derivative asset of $30 million (2020: net derivative liability of $41 million).

(2)
Pension benefit plan assets include CIBC issued securities and deposits of nil (2020: $7 million), representing nil of Canadian plan assets (2020: 0.1%). All of the equity securities held as at October 31, 2021 and 2020 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.

(3)	All debt securities held as at October 31, 2021 and 2020 are investment grade, of which $134 million (2020: $244 million) have daily quoted prices in active markets.
(4)	$40 million (2020: $31 million) of the investment funds are directly held as at October 31, 2021 and have daily quoted prices in active markets.
(5)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.
(6)	Comprised of private equity, infrastructure, private debt and real estate funds.
Principal actuarial assumptions
The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2021	2020	2021	2020
Discount rate	3.5%	2.8%	3.4%	2.7%
Rate of compensation increase (1)	2.1%	2.0%	2.1%	2.0%

(1)
Rates of compensation increase for 2021 and 2020 reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted-average salary growth rate of approximately 2.1% per annum (2020: 2.0%).

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2021	2020
Longevity at age 65 for current retired members
Males	23.4	23.4
Females	24.5	24.5
Longevity at age 65 for current members aged 45
Males	24.4	24.3
Females	25.4	25.4
The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2021	2020
Health-care cost trend rates assumed for next year	4.9%	5.2%
Rate to which the cost trend rate is assumed to decline	4.0%	4.0%
Year that the rate reaches the ultimate trend rate	2040	2040

CIBC 2021 ANNUAL REPORT	179

Consolidated financial statements

Sensitivity analysis
Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2021	2021
Discount rate (100 basis point change)
Decrease in assumption	$1,256	$69
Increase in assumption	(1,028)	(57)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(267)	–
Increase in assumption	309	–
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(22)
Increase in assumption	n/a	25
Future mortality 1 year shorter life expectancy	(192)	(13)
1 year longer life expectancy	189	14

n/a	Not applicable.
The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.
Future cash flows
Cash contributions
The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2020. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2021.
The minimum contributions for 2022 are anticipated to be $233 million for the Canadian defined benefit pension plans and $28 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Expected future benefit payments
The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2022	2023	2024	2025	2026	2027–2031	Total
Defined benefit pension plans	$346	$354	$362	$371	$380	$2,039	$3,852
Other post-employment plans	28	28	29	29	30	156	300
	$374	$382	$391	$400	$410	$2,195	$4,152
Defined contributions and other plans
We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2021	2020	2019
Defined contribution pension plans	$40	$33	$29
Government pension plans (1)	143	137	121
	$183	$170	$150

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

180	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2021	2020	2019
Consolidated statement of income
Provision for (reversal of) current income taxes
Adjustments for prior years	$(22)	$(40)	$(125)
Current income tax expense	1,939	1,366	1,365
	1,917	1,326	1,240
Provision for (reversal of) deferred income taxes
Adjustments for prior years	19	37	107
Effect of changes in tax rates and laws	1	4	34
Origination and reversal of temporary differences	(61)	(269)	(33)
	(41)	(228)	108
	1,876	1,098	1,348
OCI	297	130	22
Total comprehensive income	$2,173	$1,228	$1,370
Components of income tax

$ millions, for the year ended October 31	2021	2020	2019
Current income taxes
Federal	$918	$613	$634
Provincial	629	420	428
Foreign	398	390	226
	1,945	1,423	1,288
Deferred income taxes
Federal	137	(67)	30
Provincial	90	(44)	20
Foreign	1	(84)	32
	228	(195)	82
	$2,173	$1,228	$1,370
The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.
Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.
The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:
Reconciliation of income taxes

$ millions, for the year ended October 31	2021		2020		2019
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$2,188	26.3%	$1,291	26.4%	$1,718	26.5%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(136)	(1.6)	(66)	(1.3)	(214)	(3.3)
Tax-exempt income	(150)	(1.8)	(134)	(2.7)	(131)	(2.0)
Changes in income tax rate on deferred tax balances	1	–	4	0.1	34	0.5
Impact of equity-accounted income	(13)	(0.2)	(18)	(0.4)	(23)	(0.4)
Other (1)	(14)	(0.2)	21	0.4	(36)	(0.5)
Income taxes in the consolidated statement of income	$1,876	22.5%	$1,098	22.5%	$1,348	20.8%

(1)	Prior period amounts include the Enron settlement recognized in the first quarter of 2019.

CIBC 2021 ANNUAL REPORT	181

Consolidated financial statements

Deferred income taxes
Sources of and movement in deferred tax assets and liabilities
Deferred tax assets

$ millions, for the year ended October 31		Allowance for credit losses	Property and equipment	Pension and employee benefits	Provisions	Financial instrument revaluation	Tax loss carry- forwards (1)	Other	Total assets
2021	Balance at beginning of year	$314	$39	$554	$53	$1	$19	$236	$1,216
	Recognized in net income	(80)	3	59	51	(7)	(3)	(16)	7
	Recognized in OCI	–	–	(296)	–	43	–	–	(253)
	Other (2)	(12)	(2)	(10)	(1)	(13)	(11)	(5)	(54)
	Balance at end of year	$222	$40	$307	$103	$24	$5	$215	$916
2020	Balance at beginning of year before accounting policy changes	$170	$47	$567	$20	$1	$24	$157	$986
	Impact of adopting IFRS 16 at November 1, 2019	–	–	–	–	–	–	(12)	(12)
	Balance at beginning of year after accounting policy changes	170	47	567	20	1	24	145	974
	Recognized in net income	143	(23)	4	33	–	(1)	114	270
	Recognized in OCI	–	–	(18)	–	–	–	–	(18)
	Other (2)	1	15	1	–	–	(4)	(23)	(10)
	Balance at end of year	$314	$39	$554	$53	$1	$19	$236	$1,216
2019	Balance at beginning of year before accounting policy changes	$298	$12	$437	$16	$66	$38	$127	$994
	Impact of adopting IFRS 15 at November 1, 2018	–	–	–	–	–	–	3	3
	Balance at beginning of year after accounting policy changes	298	12	437	16	66	38	130	997
	Recognized in net income	(124)	14	46	3	(32)	(14)	20	(87)
	Recognized in OCI	–	–	83	–	(50)	–	–	33
	Other (2)	(4)	21	1	1	17	–	7	43
	Balance at end of year	$170	$47	$567	$20	$1	$24	$157	$986

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Property and equipment	Pension and employee benefits	Goodwill	Financial instrument revaluation	Other	Total liabilities
2021	Balance at beginning of year	$(305)	$(112)	$(15)	$(86)	$(63)	$(18)	$(599)
	Recognized in net income	(26)	27	1	(2)	28	6	34
	Recognized in OCI	–	–	(15)	–	(1)	–	(16)
	Other (2)	4	3	5	–	17	–	29
	Balance at end of year	$(327)	$(82)	$(24)	$(88)	$(19)	$(12)	$(552)
2020	Balance at beginning of year before accounting policy changes	$(315)	$(68)	$(9)	$(84)	$(25)	$(6)	$(507)
	Impact of adopting IFRS 16 at November 1, 2019 (3)	–	(39)	–	–	–	–	(39)
	Balance at beginning of year after accounting policy changes	(315)	(107)	(9)	(84)	(25)	(6)	(546)
	Recognized in net income	13	(6)	(5)	(2)	(24)	(18)	(42)
	Recognized in OCI	–	–	(2)	–	(13)	–	(15)
	Other (2)	(3)	1	1	–	(1)	6	4
	Balance at end of year	$(305)	$(112)	$(15)	$(86)	$(63)	$(18)	$(599)
2019	Balance at beginning of year before accounting policy changes	$(287)	$(47)	$(11)	$(85)	$(12)	$6	$(436)
	Impact of adopting IFRS 15 at November 1, 2018	–	–	–	–	–	(5)	(5)
	Balance at beginning of year after accounting policy changes	(287)	(47)	(11)	(85)	(12)	1	(441)
	Recognized in net income	(16)	(12)	(1)	(1)	(4)	13	(21)
	Recognized in OCI	–	–	(6)	–	–	(1)	(7)
	Other (2)	(12)	(9)	9	2	(9)	(19)	(38)
	Balance at end of year	$(315)	$(68)	$(9)	$(84)	$(25)	$(6)	$(507)
Net deferred tax assets as at October 31, 2021								$364
Net deferred tax assets as at October 31, 2020								$617
Net deferred tax assets as at October 31, 2019								$479

(1)
The deferred tax effect of tax loss carryforwards includes $5 million (2020: $19 million; 2019: $22 million) that relate to operating losses (of which $2 million relate to Canada, and $3 million relate to the Caribbean) that expire in various years commencing in 2022, and nil (2020: nil, 2019: $2 million) that relate to U.S. capital losses.

(2)	Includes foreign currency translation adjustments.
(3)	Transition impact from the adoption of IFRS 16 at November 1, 2019 is reported net for lease liability and right-of-use assets.
Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $364 million (2020: $617 million) are presented in the consolidated balance sheet as deferred tax assets of $402 million (2020: $650 million) and deferred tax liabilities of $38 million (2020: $33 million).

182	CIBC 2021 ANNUAL REPORT

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Unrecognized tax losses
The amount of unused operating tax losses for which deferred tax assets have not been recognized was $1,611 million as at October 31, 2021 (2020: $1,855 million), of which $674 million (2020: $669 million) relates to the U.S. region and $937 million (2020: $1,186 million) relates to the Caribbean region. These unused operating tax losses expire within 10 years.
The amount of unused capital tax losses for which deferred tax assets have not been recognized was $519 million as at October 31, 2021 (2020: $611 million). These unused capital tax losses relate to Canada.
Enron
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net
$38
million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
Dividend received deduction
The CRA has reassessed CIBC approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.
Foreign exchange capital loss reassessment
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange c
a
pital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $500 million in unrecognized capital tax loss carryforwards.

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2021	2020	2019
Basic EPS
Net income attributable to equity shareholders	$6,429	$3,790	$5,096
Less: preferred share dividends and distributions on other equity instruments	158	122	111
Net income attributable to common shareholders	6,271	3,668	4,985
Weighted-average common shares outstanding (thousands)	448,953	445,435	444,324
Basic EPS	$13.97	$8.23	$11.22
Diluted EPS
Net income attributable to common shareholders	$6,271	$3,668	$4,985
Weighted-average common shares outstanding (thousands)	448,953	445,435	444,324
Add: stock options potentially exercisable (1) (thousands)	1,061	378	702
Add: restricted shares and equity-settled consideration (thousands)	169	208	431
Weighted-average diluted common shares outstanding (thousands)	450,183	446,021	445,457
Diluted EPS	$13.93	$8.22	$11.19

(1)
Excludes average options outstanding of nil with a weighted-average exercise price of nil (2020: 3,748,652 with a weighted-average exercise price of $111.53; 2019: 2,319,723 with a weighted-average exercise price of $114.29
), to the extent that the options’ exercise prices were less than the average market price of CIBC’s common shares.

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Consolidated financial statements

Note 22	Commitments, guarantees and pledged assets

Commitments
Credit-related arrangements
Credit-related arrangements are generally
off-balance
sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

$ millions, as at October 31	2021	2020
	Contract amounts
Securities lending (1)	$50,578	$39,186
Unutilized credit commitments (2)	301,343	268,089
Backstop liquidity facilities	12,174	12,907
Standby and performance letters of credit	15,775	14,565
Documentary and commercial letters of credit	194	196
Other commitments to extend credit	978	2,149
	$381,042	$337,092

(1)	Excludes securities lending of $2.5 billion (2020: $1.8 billion) for cash because it is reported on the consolidated balance sheet.
(2)	Includes $141.5 billion (2020: $131.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $81.7 billion (2020: $78.1 billion) of which $8.6 billion (2020: $8.0 billion) are transactions between CIBC and the joint ventures.
CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $68.0 billion (2020: $64.3 billion).
For further information on the joint ventures, see Note 26.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, Sound Trust and Stable Trust, require us to provide funding to fund non-defaulted assets, subject to the satisfaction of certain limited conditions with respect to the conduits.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Other commitments to extend credit
These represent other commitments to extend credit, and primarily include forward-dated securities financing trades in the form of securities purchased under resale agreements with various counterparties that are executed on or before the end of our reporting period and that settle shortly after period end, usually within five business days.
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $337 million (2020: $212 million).
In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2021, the related underwriting commitments were $268 million (2020: $94 million).

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Guarantees and other indemnification agreements
Guarantees
A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 13.
Other indemnification agreements
In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we indemnify each of our directors and officers to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2021 and 2020 are not significant
.
Pledged assets
In the normal course of business,
on-
and
off-balance
sheet assets are pledged as collateral for various activities. The following table summarizes asset pledging amounts and the activities to which they relate:

$ millions, as at October 31	2021	2020
Assets pledged in relation to:
Securities lending	$50,895	$41,042
Obligations related to securities sold under repurchase agreements	73,687	69,528
Obligations related to securities sold short	22,790	15,963
Securitizations	18,824	20,818
Covered bonds	25,416	21,073
Derivatives	16,266	14,410
Foreign governments and central banks (1)	252	133
Clearing systems, payment systems, and depositories (2)	649	605
Other	374	400
	$209,153	$183,972

(1)	Includes assets pledged to maintain access to central bank facilities in foreign jurisdictions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories.

Note 23	Contingent liabilities and provisions

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point
in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point
of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at October 31, 2021. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2021 consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

CIBC 2021 ANNUAL REPORT	185

Consolidated financial statements

Green v. Canadian Imperial Bank of Commerce, et al.
In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the
Ontario Securities Act
through material misrepresentations and
non-disclosures
relating to CIBC’s exposure to the U.S.
sub-prime
mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $5 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada was heard in February 2015. In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action. The trial, which was scheduled to start in October 2021, has been adjourned. A settlement agreement has been reached, subject to court approval. Pursuant to the proposed settlement, CIBC will pay the plaintiffs $125 million.
Fresco v. Canadian Imperial Bank of Commerce
Gaudet v. Canadian Imperial Bank of Commerce
In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (
Fresco
) and in the Quebec Superior Court (
Gaudet
). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management
employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two-to-one
majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages. The motions for summary judgment were heard in December 2019. In March 2020, the court found CIBC liable for unpaid overtime.
CIBC
has appealed
the
liability
decision. A decision on remedies was released in August 2020 and the court certified aggregate damages as a common issue and directed that the availability and quantum, if any, of aggregate damages be determined at a later date. The plaintiffs’ claim for punitive damages was dismissed. In October 2020, the court released its decision on limitation periods finding that limitation periods cannot be determined on a class wide basis. CIBC has appealed
the decisions on remedies and limitation periods. The appeal was heard in September 2021. The court reserved its decision.
Credit card class actions – Interchange fees litigation:
Bancroft-Snell v. Visa Canada Corporation, et al.
9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.
Watson v. Bank of America Corporation, et al.
Fuze Salon v. BofA Canada Bank, et al.
1023926 Alberta Ltd. v. Bank of America Corporation, et al.
The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.
Hello Baby Equipment Inc. v. BofA Canada Bank, et al.
Since 2011
,
seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies: one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the
Competition Act
, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in
Watson
was granted in March 2014. The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action. The trial in
Watson
which was scheduled to commence in October 2020 has been adjourned. The motion for class certification in
9085-4886 Quebec Inc.
(formerly
Bakopanos
) was heard in November 2017. In February 2018, the Court certified
9085-4886 Quebec Inc.
as a class action. In May 2019, the plaintiffs’ appeal of the certification decision in
9085-4886 Quebec Inc
. was heard and in July 2019, the Quebec Court of Appeal allowed the plaintiffs’ appeal. Five of the seven actions have been settled subject to court approval. The motions for court approval of the settlement are scheduled for December 2021. The remaining two actions will be stayed. CIBC will contribute towards a proposed settlement.
Mortgage prepayment class actions:
Jordan v. CIBC Mortgages Inc.
Lamarre v. CIBC Mortgages Inc.
Sherry v. CIBC Mortgages Inc.
Haroch v. Toronto Dominion Bank, et al.
In 2011, three proposed class actions were filed in the Superior Courts of Ontario (
Jordan
), Quebec (
Lamarre
) and British Columbia (
Sherry
) against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005, CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in
Sherry
was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014, CIBC filed a Notice of Appeal. CIBC’s appeal of the certification decision in
Sherry
was heard in April 2016. In June 2016, the British Columbia Court of Appeal allowed the appeal in
Sherry
in part, resulting in certain causes of action being struck.
Sherry
remains certified as a class action, and continuation of the certification motion on the amended pleading was heard November 2017. In August 2018, the court certified certain of the plaintiffs’ causes of action in
Sherry
. The appeal in
Sherry
was heard in April 2019. In May 2020, the court dismissed CIBC’s appeal. The certification motion in
Jordan
was heard in August 2018. In February 2019, the court certified
Jordan
as a class action. CIBC’s motion for leave to appeal the certification decision in
Jordan
was denied in June 2019.
In May 2018, a new proposed class action,
Haroch,
was filed in the Superior Court of Quebec against CIBC, CIBC Mortgages Inc. and several other financial institutions. The action is brought on behalf of Quebec residents who during the class period allegedly paid a mortgage prepayment charge in excess of three months’ interest. The plaintiffs allege that the defendants created complex prepayment formulas that are contrary to the

186	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Quebec Civil Code,
the
Quebec Consumer Protection Act
and the
Interest Act
and seek damages back to 2015.
Haroch
and
Lamarre
have been consolidated. The motion for class certification in
Haroch
was heard in June 2019 and in July 2019, the court certified the matter as a class action against CIBC and CIBC Mortgages Inc. CIBC and CIBC Mortgages Inc. sought leave to appeal the certification decision. The
Jordan
and
Sherry
actions have been settled subject to court approval, for which hearings are scheduled for February 2022. The appeal of the certification decision in
Haroch
did not proceed as the matter has been settled against CIBC, subject to court approval.
Cerberus Capital Management L.P. v. CIBC
In November 2015, Securitized Asset Funding
2011-2,
LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively, Cerberus), commenced a New York State Court action against CIBC seeking unspecified damages of “at least hundreds of millions of dollars”. The action relates to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus which significantly reduced CIBC’s exposure to the U.S. residential real estate market. The complaint alleges that CIBC breached its contracts with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate. In January 2016, CIBC served its answer denying Cerberus’ allegations and asserting counterclaims. Pre-trial discovery was completed and the parties filed a Note of Issue and Certificate of Readiness for Trial in August 2021. In September 2021, CIBC filed a motion for summary judgment, which is scheduled to be heard in December 2021. A non-jury trial is scheduled to commence in March 2022.
Valeant class actions:
Catucci v. Valeant Pharmaceuticals International Inc., et al.
Potter v. Valeant Pharmaceuticals International Inc., et al.
In March 2016, a proposed class action was filed in the Quebec Superior Court on behalf of purchasers of shares in Valeant Pharmaceuticals International Inc. against the issuer, its directors and officers, its auditors and the underwriting syndicates for six public offerings from 2013 to 2015. CIBC World Markets Corp. was part of the underwriting syndicate for three of the offerings (underwriting 1.5% of a US$1.6 billion offering in June 2013, 1.5% of a US$900 million offering in December 2013 and 0.625% of an offering comprising US$5.25 billion and
€
1.5 billion in March 2015). The proposed class action alleges various misrepresentations on the part of Valeant and the other defendants, including representations made in the prospectus of the public offerings, relating to Valeant’s relationships with various “specialty pharmacies” who were allegedly acting improperly in the distribution of Valeant’s products resulting in Valeant’s operational results, revenues, and share price during the relevant period being artificially inflated. In July 2016, a similar proposed class action (
Potter v. Valeant Pharmaceuticals International Inc., et al.
) was commenced in New Jersey Federal Court.
The motion for class certification in
Catucci
and motion to dismiss in
Potter
were heard in April 2017. In September 2017, the court certified
Catucci
as a class action. The defendants sought leave to appeal the certification decision, which was dismissed in December 2017. In

Potter
, the
court dismissed the action against the underwriters, without prejudice to the plaintiff to re-plead
its allegations. In November 2020, the
Catucci
class action was settled. The underwriters did not contribute to the settlement. This matter is now closed.
Pilon v. Amex Bank of Canada, et al.
In January 2018
,
a proposed class action was commenced in Quebec against CIBC and several other financial institutions. The action alleges that the defendants breached the Quebec
Consumer Protection Act
and the
Bank Act
when they unilaterally increased the credit limit on the plaintiffs’ credit cards. The claim seeks the return of all over limit fees charged to Quebec customers beginning in January 2015 as well as punitive damages of $500 per class member. The motion for class certification was heard in April 2019. In August 2019, the court dismissed the certification motion. The plaintiff’s appeal of the decision denying certification was heard in February 2021. In March 2021, the court dismissed the plaintiff’s appeal. In May 2021, the plaintiff filed a motion seeking leave to appeal to the Supreme Court of Canada.
Simplii privacy class actions:
Bannister v. CIBC (formerly John Doe v. CIBC)
Steinman v. CIBC
In June 2018, two proposed class actions were filed in the Ontario Superior Court against CIBC on behalf of Simplii Financial clients who allege their personal information was disclosed as a result of a security incident in May 2018. The actions allege that Simplii Financial failed to protect its clients’ personal information. The
Bannister
proposed class action seeks aggregated damages of approximately $550 million, while the
Steinman
proposed class action, which has been stayed, sought damages per class member plus punitive damages of $20 million. The motion for certification in
Bannister
, which was scheduled for December 2019, was adjourned. In April 2021, the court approved the settlement in the
Bannister
and
Steinman
actions. Pursuant to the settlement, CIBC agreed to pay $2 million to settle these actions. This matter is now closed.
Order Execution Only class actions:
Pozgaj v. CIBC and CIBC Trust
Frayce v. BMO Investorline Inc., et al
Michaud v. BBS Securities Inc. et al
In September 2018, a proposed class action (
Pozgaj
) was filed in the Ontario Superior Court against CIBC and CIBC Trust. It alleges that the defendants should not have paid mutual fund trailing commissions to order-execution-only-dealers. The action is brought on behalf of all persons who held units of CIBC mutual funds through order-execution-only-dealers and seeks $200 million in damages.
In 2020, two proposed class action were filed in the Ontario Superior Court (
Frayce
) and the Supreme Court of British Columbia (
Michaud
) against CIBC Investor Services Inc. and several other dealers. The proposed actions allege that the defendants should not have received and accepted trailing commissions for service and advice on mutual funds purchased through their respective order-execution-only-dealers. The proposed actions are brought on behalf of all persons who purchased units of mutual funds through an order-execution-only-dealer owned by one or more of the defendants and seeks unspecified compensatory and punitive damages. The motion for class certification in
Frayce
is scheduled for February 2022, and the
Michaud
action has been stayed.

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York County on Behalf of the County of York Retirement Fund v. Rambo, et al.
In February 2019, a class action complaint was filed in the Northern District of California against the directors, certain officers and the underwriters of several senior note offerings of the Pacific Gas and Electric Company (PG&E) that took place between March 2016 and April 2018, the total issuance amount for the series of offerings being approximately US$4 billion. CIBC World Markets Corp. was part of the underwriting syndicate for an offering, whereby CIBC World Markets Corp. underwrote 6% of a US$650 million December 2016 issuance of senior notes. The offering involved the issuance of two tranches of notes: US$400 million of
30-year
senior notes maturing in December 2046 and US$250 million of one-year
floating rate notes that matured and were repaid in November 2017. The complaint alleges that the disclosure documentation associated with the note offerings contained misrepresentations and/or omissions of material facts, including with respect to PG&E’s failure to comply with various safety regulations, vegetation management programs and requirements, as well as understating the extent to which its equipment has allegedly caused multiple fires in California, including before the wildfires that occurred in California in 2017 and 2018. In October 2019, the defendants filed a motion to dismiss.
Pope v. CIBC and CIBC Trust
In August 2020, a proposed class action was filed in the Supreme Court of British Columbia against CIBC and CIBC Trust. The action alleges that the defendants misrepresented their investment strategy and charged unitholders excess fees in relation to the CIBC Canadian Equity Fund and certain CIBC portfolio funds. The action is brought on behalf of all persons who hold or held units of these funds from January 2005 to present and seeks unspecified compensatory and punitive damages. In December 2020, CIBC Asset Management Inc. was added as a defendant. The motion for class certification was heard in August 2021 and taken under reserve.
Salko v. CIBC Investor Services Inc. et al
In March 2021, a proposed class action was commenced in Quebec against CIBC Investor Services Inc. and several other financial institutions. The plaintiff subsequently added CIBC World Markets Inc. and additional financial institutions as defendants. The action seeks the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members and concealed by the defendants, as well as exemplary and punitive damages. The plaintiff seeks reimbursement of fees charged to clients since March 15, 2018, as well as punitive damages in the amount of 5%
of the total sum of fees charged to class members, plus interest. The motion for class certification is scheduled for April 2022.
The Registered Retirement Savings Plan (RRSP) of J.T.G v. Her Majesty The Queen
CIBC Trust Corporation is the trustee of a self-directed RRSP that has been the subject of proceedings in the Tax Court of Canada. The proceedings arise from appeals of tax assessments made by the Minister of National Revenue against the RRSP for the 2004 to 2009 taxation years under Parts I and XI.1 of the
Income Tax
Act
(Canada). At the time they were made in March 2013, the Part I assessment amounted to approximately
$139 million and the Part XI.1 reassessment totalled approximately $144 million, in each case including all taxes, penalties and interest. In April 2021, the Tax Court of Canada released a decision allowing the appeal in part of the assessment under Part I and dismissing the appeal of the reassessment under Part XI.1. The RRSP by its trustee CIBC Trust has appealed this decision to the Federal Court of Appeal. To the extent there is a shortfall in the RRSP’s ability to satisfy any of the Part XI.1 reassessment that may be upheld by the courts, CIBC Trust may be liable to pay a portion of that reassessment.
Legal provisions
The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2021	2020
Balance at beginning of year	$151	$67
Additional new provisions recognized	169	92
Less:
Amounts incurred and charged against existing provisions	(13)	(5)
Unused amounts reversed and other adjustments	(6)	(3)
Balance at end of year	$301	$151
Restructuring
During the first quarter of 2020, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. The charge consisted primarily of employee severance and related costs and was recorded in Non-interest expenses – Employee compensation and benefits.
The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2021	2020
Balance at beginning of year	$222	$26
Additional new provisions recognized	14	370
Less:
Amounts incurred and charged against existing provisions	(112)	(152)
Unused amounts reversed	(25)	(22)
Balance at end of year	$99	$222
The amount of $99 million recognized represents our best estimate as at October 31, 2021 of the amount required to settle the obligation, including obligations related to ongoing payments as a result of the restructuring.

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Consolidated financial statements

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit exposure by country of ultimate risk

$ millions, as at October 31				2021				2020
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$537,932	$181,813	$77,384	$797,129	$512,542	$151,337	$70,945	$734,824
Off-balance sheet
Credit-related arrangements
Financial institutions	$59,636	$18,315	$16,458	$94,409	$48,236	$13,482	$12,737	$74,455
Governments	11,229	10	8	11,247	9,860	10	7	9,877
Retail	154,341	700	383	155,424	142,351	554	434	143,339
Corporate	77,939	33,233	8,790	119,962	70,130	30,839	8,452	109,421
	$303,145	$52,258	$25,639	$381,042	$270,577	$44,885	$21,630	$337,092

(1)
Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $522.8 billion (2020: $497.3 billion) and foreign currencies of $274.3 billion (2020: $237.5 billion).
(3)
No industry or foreign jurisdiction accounted for more than 10% of loans and acceptances net of allowance for credit losses, with the exception of the U.S., which accounted for 13% as at October 31, 2021 (2020: 13%).

See Note 13 for derivative instruments by country and counterparty type of ultimate risk. In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.
Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

CIBC 2021 ANNUAL REPORT	189

Consolidated financial statements

Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel
(1)
, their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC’s subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.
Key management personnel and their affiliates
As at October 31, 2021, loans to key management personnel
(1)
and their close family members and to entities that they or their close family members control or jointly control totalled $17 million (2020: $139 million), letters of credit and guarantees were
 nil (2020: $2 million), and undrawn credit commitments totalled $11 million (2020: $65 million).
These outstanding balances are generally unsecured and we have no provision for credit losses on impaired loans relating to these amounts for the years ended October 31, 2021 and 2020.

(1)
Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), Executive Committee and certain named officers per the
Bank Act
(Canada) (collectively referred to as senior officers). Board members who are also Executive Committee members are included as senior officers.

Compensation of key management personnel

$ millions, for the year ended October 31		2021		2020
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$3	$18	$3	$18
Post-employment benefits	–	3	–	3
Share-based benefits (2)	1	30	1	30
Termination benefits	–	–	–	4
Total compensation	$4	$51	$4	$55

(1)
Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.

(2)	Comprises grant-date fair values of awards granted in the year.
Refer to the following Notes for additional details on related-party transactions:
Share-based payment plans
See Note 18 for details of these plans offered to directors and senior officers.
Post-employment benefit plans
See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.
Equity-accounted associates and joint ventures
See Note 26 for details of our investments in equity-accounted associates and joint ventures.

190	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures
CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company (collectively referred to as CIBC Mellon), which provide trust and asset servicing, both in Canada. As at October 31, 2021, the carrying value of our investments in the joint ventures was $592 million (2020: $587 million), which was included in Corporate and Other.
As at October 31, 2021, loans to the joint ventures totalled $5 million (2020: nil) and undrawn credit commitments totalled $122 million (2020: $164 million).
CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.
There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2021 and 2020, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.
The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2021	2020	2019
Net income	$51	$67	$88
OCI	(44)	43	45
Total comprehensive income	$7	$110	$133
Associates
As at October 31, 2021, the total carrying value of our investments in associates was $66 million (2020: $71 million). These investments comprise: listed associates with a carrying value of nil (2020: $10 million) and a fair value of nil (2020: $10 million); and unlisted associates with a carrying value of $66 million (2020: $61 million) and a fair value of $89 million (2020: $83 million). Of the total carrying value of our investments in associates, $9 million (2020: $10 million) was included in Canadian Personal and Business Banking, $37 million (2020: $37 million) in Capital Markets, and $20 million (2020: $24 million) in Corporate and Other.
As at October 31, 2021, loans to associates totalled $34 million (2020: nil) and undrawn credit commitments totalled $1 million (2020: $79 million). We also had commitments to invest up to nil (2020: nil) in our associates.
There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2021 and 2020, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.
The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2021	2020	2019
Net income	$4	$12	$4
OCI	1	1	(1)
Total comprehensive income	$5	$13	$3

CIBC 2021 ANNUAL REPORT	191

Consolidated financial statements

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2021
Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC	(2)

Canada and U.S.
CIBC Asset Management Inc.	Toronto, Ontario, Canada	$444
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Bancorp USA Inc.	Chicago, Illinois, U.S.	9,331
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
CIBC Bank USA	Chicago, Illinois, U.S.
CIBC Private Wealth Group, LLC	Atlanta, Georgia, U.S.
CIBC Delaware Trust Company	Wilmington, Delaware, U.S.
CIBC National Trust Company	Atlanta, Georgia, U.S.
CIBC Private Wealth Advisors, Inc.	Chicago, Illinois, U.S.
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Toronto, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100

International
CIBC Australia Ltd	Sydney, New South Wales, Australia	19
CIBC Capital Markets (Europe) S.A.	Luxembourg	550
CIBC Cayman Holdings Limited	George Town, Grand Cayman, Cayman Islands	1,742
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Reinsurance Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	2,820
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Fund Administration Services (Asia) Limited (91.7%)	Hong Kong, China
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
Sentry Insurance Brokers Ltd. (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Finance Corporation (Leeward & Windward) Limited (91.7%)	Castries, St. Lucia
FirstCaribbean International Securities Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Finance Corporation (Netherlands Antilles) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Curacao) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Jamaica) Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC World Markets (Japan) Inc.	Tokyo, Japan	48

(1)
Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC World Markets Corp., CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., and CIBC Bancorp USA Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; CIBC National Trust Company, which was organized under the laws of the U.S.; and CIBC World Markets (Japan) Inc., which was incorporated in Barbados.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.
In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 7 for additional details.

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Consolidated financial statements

Note 28	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures in the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risks Conduct risk
Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A. The table below sets out the categories of the on-balance sheet exposures that are subject to the credit risk framework as set out in the Capital Adequacy Requirements (CAR) Guideline issued by OSFI under the different Basel approaches based on the carrying value of those exposures in our consolidated financial statements. The credit risk framework includes CCR exposures arising from OTC derivatives, repo-style transactions and trades cleared through CCPs, as well as securitization exposures. Items not subject to the credit risk framework include exposures that are subject to the market risk framework, amounts that are not subject to capital requirements or are subject to deduction from capital, and amounts relating to CIBC’s insurance subsidiaries, which are excluded from the scope of regulatory consolidation.

$ millions, as at October 31		AIRB approach	Standardized approach	Other credit risk (1)	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2021	Cash and deposits with banks	$40,418	$14,764	$1,793	$56,975	$22	$56,997
	Securities	93,476	11,686	–	105,162	56,239	161,401
	Cash collateral on securities borrowed	12,362	6	–	12,368	–	12,368
	Securities purchased under resale agreements	67,572	–	–	67,572	–	67,572
	Loans	408,087	43,463	1,494	453,044	1,726	454,770
	Allowance for credit losses	(2,190)	(659)	–	(2,849)	–	(2,849)
	Derivative instruments	35,865	47	–	35,912	–	35,912
	Customers’ liability under acceptances	10,671	287	–	10,958	–	10,958
	Other assets	21,889	292	7,988	30,169	10,385	40,554
	Total credit exposures	$688,150	$69,886	$11,275	$769,311	$68,372	$837,683
2020	Total credit exposures	$634,193	$65,911	$10,699	$710,803	$58,748	$769,551

(1)
Includes credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or AIRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions, and amounts below the thresholds for capital deduction that are risk-weighted at 250%.

CIBC 2021 ANNUAL REPORT	193

Consolidated financial statements

Note 29	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32 “Financial Instruments: Presentation”, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

		Amounts subject to enforceable netting agreements
		Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet (1)	Net amounts	Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31					Financial instruments (2)	Collateral received (3)	Net amounts
2021	Financial assets
	Derivatives	$53,285	$(22,668)	$30,617	$(16,585)	$(6,375)	$7,657	$5,295		$35,912
	Cash collateral on securities borrowed	12,368	–	12,368	–	(12,121)	247	–		12,368
	Securities purchased under resale agreements	71,777	(4,205)	67,572	–	(66,423)	1,149	–		67,572
		$137,430	$(26,873)	$110,557	$(16,585)	$(84,919)	$9,053	$5,295		$115,852
	Financial liabilities
	Derivatives	$49,607	$(22,668)	$26,939	$(16,585)	$(6,617)	$3,737	$5,162		$32,101
	Cash collateral on securities lent	2,463	–	2,463	–	(2,331)	132	–		2,463
	Obligations related to securities sold under repurchase agreements	76,085	(4,205)	71,880	–	(70,567)	1,313	–		71,880
		$128,155	$(26,873)	$101,282	$(16,585)	$(79,515)	$5,182	$5,162		$106,444
2020	Financial assets
	Derivatives	$59,024	$(29,989)	$29,035	$(19,347)	$(5,170)	$4,518	$3,695		$32,730
	Cash collateral on securities borrowed	8,547	–	8,547	–	(8,267)	280	–		8,547
	Securities purchased under resale agreements	68,335	(2,740)	65,595	–	(65,178)	417	–		65,595
		$135,906	$(32,729)	$103,177	$(19,347)	$(78,615)	$5,215	$3,695		$106,872
	Financial liabilities
	Derivatives	$56,461	$(29,989)	$26,472	$(19,347)	$(5,883)	$1,242	$4,036		$30,508
	Cash collateral on securities lent	1,824	–	1,824	–	(1,719)	105	–		1,824
	Obligations related to securities sold under repurchase agreements	74,393	(2,740)	71,653	–	(71,368)	285	–		71,653
		$132,678	$(32,729)	$99,949	$(19,347)	$(78,970)	$1,632	$4,036		$103,985

(1)
Comprises amounts related to financial instruments which qualify for offsetting. Derivatives cleared through the CME are considered to be settled-to-market and not collateralized-to-market. Derivatives which are settled-to-market are settled on a daily basis, resulting in derecognition, rather than offsetting, of the related amounts. As a result, settled-to-market amounts are not considered to be subject to enforceable netting arrangements. In the absence of this, an amount of $309 million as at October 31, 2021 (2020: $964 million) relating to derivatives cleared through CME would otherwise have been considered to be offset on the consolidated balance sheet.

(2)
Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.

(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes exchange-traded derivatives and derivatives which are settled-to-market.
The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the “Credit risk” section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

Note 30	Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the year ended October 31		Interest income	Interest expense
2021	Measured at amortized cost (1)(2)	$12,816	$2,830
	Debt securities measured at FVOCI (1)	349	n/a
	Other (3)	1,576	452
	Total	$14,741	$3,282
2020	Measured at amortized cost (1)(2)	$15,055	$6,062
	Debt securities measured at FVOCI (1)	685	n/a
	Other (3)	1,782	416
	Total	$17,522	$6,478
2019	Measured at amortized cost (1)	$17,871	$9,824
	Debt securities measured at FVOCI (1)	960	n/a
	Other (3)	1,866	322
	Total	$20,697	$10,146

(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Effective November 1, 2019, includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

194	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

Note 31	Segmented and geographic information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital, and mobile channels to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth individuals and families.
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digitally-enabled capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Business unit allocations
Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.
Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. Consistent with the changes discussed in the “Changes made to our business segments” section, the residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other.
We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.
We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.
The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.
We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.
Changes made to our business segments
2021
The following changes were made in the first quarter of 2021:
•
Simplii Financial and CIBC Investor’s Edge, previously reported in Canadian Personal and Business Banking, are now part of the newly-created Direct Financial Services line of business in Capital Markets, along with certain other direct payment services that were previously in Capital Markets. This change was made to align with the mandates of the relevant SBUs.

•
The financial results associated with U.S. treasury activities in U.S. Commercial Banking and Wealth Management are now included within Treasury in Corporate and Other. In addition, the transfer pricing methodology between U.S. Commercial Banking and Wealth Management and Treasury in Corporate and Other has been enhanced. Both changes align the treatment of U.S. Commercial Banking and Wealth Management with our other SBUs, and allow for better management of interest rate and liquidity risks.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

CIBC 2021 ANNUAL REPORT	195

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2021	Net interest income (2)	$5,954	$1,291	$1,449	$2,701	$64	$11,459	$9,159	$1,470	$672	$158
	Non-interest income (3)(4)	2,196	3,379	745	1,819	417	8,556	6,230	1,365	622	339
	Total revenue	8,150	4,670	2,194	4,520	481	20,015	15,389	2,835	1,294	497
	Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	320	(165)	21	(18)
	Amortization and impairment (5)	213	27	109	11	657	1,017	812	128	60	17
	Other non-interest expenses	4,201	2,416	1,012	2,106	783	10,518	8,423	1,382	504	209
	Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322	5,834	1,490	709	289
	Income taxes (2)	892	601	222	646	(485)	1,876	1,320	381	101	74
	Net income (loss)	$2,494	$1,665	$926	$1,857	$(496)	$6,446	$4,514	$1,109	$608	$215
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17	$–	$–	$17	$–
	Equity shareholders	2,494	1,665	926	1,857	(513)	6,429	4,514	1,109	591	215
	Average assets (6)(7)	$272,645	$70,070	$46,733	$255,063	$165,110	$809,621	$624,791	$130,302	$36,777	$17,751
2020 (8)	Net interest income (2)	$5,849	$1,248	$1,422	$2,354	$171	$11,044	$8,449	$1,583	$890	$122
	Non-interest income (3)(4)	2,073	2,873	621	1,699	431	7,697	5,243	1,167	616	671
	Total revenue	7,922	4,121	2,043	4,053	602	18,741	13,692	2,750	1,506	793
	Provision for (reversal of) credit losses	1,189	303	487	311	199	2,489	1,648	623	199	19
	Amortization and impairment (5)	230	30	126	10	915	1,311	805	174	312	20
	Other non-interest expenses	4,078	2,149	1,000	1,919	905	10,051	7,991	1,336	530	194
	Income (loss) before income taxes	2,425	1,639	430	1,813	(1,417)	4,890	3,248	617	465	560
	Income taxes (2)	640	437	55	505	(539)	1,098	700	165	89	144
	Net income (loss)	$1,785	$1,202	$375	$1,308	$(878)	$3,792	$2,548	$452	$376	$416
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2	$–	$–	$2	$–
	Equity shareholders	1,785	1,202	375	1,308	(880)	3,790	2,548	452	374	416
	Average assets (6)(7)	$252,955	$65,839	$48,201	$230,163	$138,334	$735,492	$554,787	$122,721	$33,012	$24,972
2019 (8)	Net interest income (2)	$5,944	$1,205	$1,327	$1,681	$394	$10,551	$7,890	$1,405	$820	$436
	Non-interest income (3)(4)	2,296	2,822	584	1,794	564	8,060	6,008	1,099	643	310
	Total revenue	8,240	4,027	1,911	3,475	958	18,611	13,898	2,504	1,463	746
	Provision for (reversal of) credit losses	889	163	73	160	1	1,286	1,111	173	1	1
	Amortization and impairment (5)	96	8	109	4	621	838	508	139	181	10
	Other non-interest expenses	4,363	2,098	1,005	1,798	754	10,018	7,985	1,290	556	187
	Income (loss) before income taxes	2,892	1,758	724	1,513	(418)	6,469	4,294	902	725	548
	Income taxes (2)	766	471	76	396	(361)	1,348	1,008	139	155	46
	Net income (loss)	$2,126	$1,287	$648	$1,117	$(57)	$5,121	$3,286	$763	$570	$502
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$25	$25	$–	$–	$25	$–
	Equity shareholders	2,126	1,287	648	1,117	(82)	5,096	3,286	763	545	502
	Average assets (6)(7)	$249,545	$62,552	$41,190	$194,115	$92,314	$639,716	$501,066	$99,152	$27,086	$12,412

(1)	Net income and average assets are allocated based on the geographic location where they are recorded.
(2)
U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil and $204 million, respectively (2020: nil and $183 million, respectively; 2019: $2 million and $177 million, respectively) with an equivalent offset in Corporate and Other.

(3)
The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets and Canadian Commercial Banking and Wealth Management.

(4)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/ Customer Segment / Distributor Channel allocation management model .
(5)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(6)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(7)	Average balances are calculated as a weighted average of daily closing balances.
(8)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

196	CIBC 2021 ANNUAL REPORT

Consolidated financial statements

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2021	2020 (1)	2019 (1)
Canadian Personal and Business Banking	$8,150	$7,922	$8,240
Canadian Commercial Banking and Wealth Management
Commercial banking	$1,827	$1,663	$1,633
Wealth management	2,843	2,458	2,394
	$4,670	$4,121	$4,027
U.S. Commercial Banking and Wealth Management (2)
Commercial banking	$1,444	$1,421	$1,300
Wealth management (3)	750	622	611
	$2,194	$2,043	$1,911
Capital Markets (2)
Global markets	$2,076	$1,999	$1,583
Corporate and investment banking	1,616	1,344	1,231
Direct financial services	828	710	661
	$4,520	$4,053	$3,475
Corporate and Other (2)
International banking	$687	$734	$798
Other	(206)	(132)	160
	$481	$602	$958

(1)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.
(2)
U.S. Commercial Banking and Wealth Management and Capital Markets revenue includes a TEB adjustment of nil and $204 million, respectively (2020: nil and $183 million, respectively; 2019: $2 million and $177 million, respectively) with an equivalent offset in Corporate and Other.

(3)	Includes revenue related to the U.S. Paycheck Protection Program.

Note 32	Future accounting policy changes

IFRS 17 “Insurance Contracts” (IFRS 17)
IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. On June 25, 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which for us will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold.
We continue to prepare for the implementation of IFRS 17, which is overseen by an Executive Steering Committee. Significant progress has been made in evaluating the required changes to our accounting and actuarial policies resulting from the adoption of IFRS 17. We plan to implement the required technology solution to support the new requirements in the upcoming year.

CIBC 2021 ANNUAL REPORT	197